IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

DSA Financial Corporation
(Exact Name of Registrant as Specified in Charter)

0001282852
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-113538
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceburg, State of Indiana, on March 22, 2004.

DSA FINANCIAL CORPORATION

By: ______________________________
Edward L. Fischer
President and Chief Executive Officer

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

DSA Financial Corporation
Lawrenceburg, Indiana

As Of:
February 27, 2004

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

DSA Financial Corporation
Lawrenceburg, Indiana

As Of:
February 27, 2004

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

March 5, 2004

Board of Directors
Dearborn Savings Association, F.A.
118 Walnut Street
Lawrenceburg, Indiana 47025

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of DSA Financial Corporation ("Corporation"), which is the mid-tier holding company of Dearborn Savings Association, F.A., Lawrenceburg, Indiana ("Dearborn" or the "Association"). The Corporation is the new name of Dearborn Financial Corporation. Dearborn Financial is a subsidiary of Dearborn Mutual Holding Company. Such stock is to be issued in connection with the application to complete a second stage conversion and convert to a regular stock holding company with the name DSA Financial Corporation. This appraisal was prepared and provided to the Association in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in market studies, business and strategic plans, stock valuations, conversion and reorganization appraisals, and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Dearborn and the material provided by the independent auditor, Grant Thornton, LLP, Cincinnati, Ohio, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Association's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Dearborn, with the law firm of Luse Goreman Pomerenk & Schick, P.C., Washington, D.C., the Association's conversion counsel, and with Grant Thornton, LLP. Further, we viewed the Association's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock in this reorganization and public offering will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Association's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of February 27, 2004, the pro forma market value or appraised value of the Corporation is $14,000,000 at the midpoint, with a second stage offering level of $7,224,000 or 722,400 shares at $10 per share, representing 51.60 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $11,900,000 to a maximum of $16,100,000, with a maximum, as adjusted, of $18,515,000, representing offering levels of $6,140,400 at the minimum to a maximum of $8,307,600, with a maximum, as adjusted, of $9,553,740, representing 614,040 shares, 830,760 shares and 955,374 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of DSA Financial Corporation as of February 27, 2004, is $14,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

PAGE		
INTRODUCTION		1
I.	**Description of Dearborn Savings Association, F.A.**	
	General	4
	Performance Overview	7
	Income and Expense	9
	Yields and Costs	14
	Interest Rate Sensitivity	15
	Lending Activities	17
	Nonperforming Assets	20
	Investments	22
	Deposit Activities	23
	Borrowings	24
	Subsidiaries	24
	Office Properties	24
	Management	24
II.	**Description of Primary Market Area**	26
III.	**Comparable Group Selection**	
	Introduction	31
	General Parameters	
	Merger/Acquisition	32
	Mutual Holding Companies	32
	Trading Exchange	33
	IPO Date	34
	Geographic Location	34
	Asset Size	35
	Balance Sheet Parameters	
	Introduction	36
	Cash and Investments to Assets	36
	Mortgage-Backed Securities to Assets	37
	One- to Four-Family Loans to Assets	37
	Total Net Loans to Assets	38
	Total Net Loans and Mortgage-Backed Securities to Assets	38
	Borrowed Funds to Assets	39
	Equity to Assets	39
	Performance Parameters	
	Introduction	40

TABLE OF CONTENTS (cont.)

		PAGE
III.	**Comparable Group Selection (cont.)**	
	Performance Parameters (cont.)	
	Return on Average Assets	40
	Return on Average Equity	41
	Net Interest Margin	41
	Operating Expenses to Assets	42
	Noninterest Income to Assets	42
	Asset Quality Parameters	
	Introduction	43
	Nonperforming Assets to Asset	43
	Repossessed Assets to Assets	43
	Loan Loss Reserves to Assets	44
	The Comparable Group	44
IV.	**Analysis of Financial Performance**	46
V.	**Market Value Adjustments**	
	Earnings Performance	49
	Market Area	53
	Financial Condition	54
	Asset, Loan and Deposit Growth	56
	Dividend Payments	58
	Subscription Interest	59
	Liquidity of Stock	60
	Management	60
	Marketing of the Issue	61
VI.	**Valuation Methods**	63
	Price to Book Value Method	64
	Price to Earnings Method	66
	Price to Assets Method	67
	Valuation Conclusion	68

LIST OF EXHIBIT

NUMERICAL EXHIBITS		PAGE
1	Consolidated Statements of Financial Condition - At December 31, 2003 and June 30, 2003	70
2	Consolidated Statements of Financial Condition - At June 30, 1999 through 2002	71
3	Consolidated Statement of Income for the Six Months Ended December 31, 2003 and the Year Ended June 30, 2003	72
4	Consolidated Statements of Income - June 30, 1999 through 2002	73
5	Selected Consolidated Financial Data	74
6	Income and Expense Trends	75
7	Normalized Earnings Trend	76
8	Performance Indicators	77
9	Volume/Rate Analysis	78
10	Yield and Cost Trends	79
11	Net Portfolio Value	80
12	Loan Portfolio Composition	81
13	Loan Maturity Schedule	82
14	Delinquent Loans	83
15	Nonperforming Assets	84
16	Classified Assets	85
17	Allowance for Loan Losses	86
18	Investment Portfolio Composition	87
19	Mix of Deposits	88
20	Certificates By Maturity	89
21	Borrowed Funds Activity	90
22	Offices of Dearborn Savings Association, F.A.	91
23	List of Key Officers and Directors	92
24	Key Demographic Data and Trends	93
25	Key Housing Data	94
26	Major Sources of Employment	95
27	Unemployment Rates	96
28	Market Share of Deposits	97
29	National Interest Rates by Quarter	98
30	Thrift Stock Prices and Pricing Ratios	99
31	Key Financial Data and Ratios	107
32	Recently Converted Thrift Institutions	115
33	Acquisitions and Pending Acquisitions	116

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE
34	Thrift Stock Prices and Pricing Ratios - Mutual Holding Companies	117
35	Key Financial Data and Ratios - Mutual Holding Companies	119
36	Balance Sheets Parameters - Comparable Group Selection	121
37	Operating Performance and Asset Quality Parameters - Comparable Group Selection	124
38	Balance Sheet Ratios - Final Comparable Group	127
39	Operating Performance and Asset Quality Ratios Final Comparable Group	128
40	Balance Sheet Totals - Final Comparable Group	129
41	Balance Sheet - Asset Composition Most Recent Quarter	130
42	Balance Sheet - Liability and Equity Most Recent Quarter	131
43	Income and Expense Comparison Trailing Four Quarters	132
44	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	133
45	Yields, Costs & Earnings Ratios Trailing Four Quarters	134
46	Dividends, Reserves and Supplemental Data	135
47	Valuation Analysis and Conclusions	136
48	Market Pricings and Financial Ratios - Stock Prices Comparable Group	137
49	Pro Forma Minimum Valuation	138
50	Pro Forma Mid-Point Valuation	139
51	Pro Forma Maximum Valuation	140
52	Pro Forma Superrange Valuation	141
53	Summary of Valuation Premium or Discount	142

ALPHABETICAL EXHIBITS **PAGE**

A	Background and Qualifications	143
B	RB 20 Certification	147
C	Affidavit of Independence	148

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions, and has prepared this Conversion Appraisal Report ("Report") which provides the pro forma market value of the to-be-issued common stock of DSA Financial Corporation (the "Corporation"), a Delaware corporation, in connection with the conversion of Dearborn Mutual Holding Company from the mutual to the stock form of organization. The shares of common stock to be issued represent the ownership interest in Dearborn Financial Corporation, which was formed in April 1999 as a mid-tier holding company, owned by Dearborn Mutual Holding Company. Dearborn Financial Corporation is a subsidiary of Dearborn Mutual Holding Company, which currently has a majority ownership interest in Dearborn Financial Corporation. Under the Plan of Conversion, Dearborn Mutual Holding Company will cease to exist, with Dearborn Savings Association becoming a wholly-owned subsidiary of the Corporation. The existing shares of stock in Dearborn Financial Corporation will be exchanged for new shares of stock in the Corporation based on their current appraised value as determined in this Report.

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). In accordance with the conversion, there will be an issuance of 51.6 percent of the Corporation's stock representing the ownership of Dearborn Mutual Holding Company in the Corporation. Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Association's management and the Association's conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered.

Introduction (cont.)

Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Association is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended June 30, 1999 through 2003 and for the six months ended December 31, 2003, and discussed them with Dearborn's management and with Dearborn's independent auditors, Grant Thornton LLP, Cincinnati, Ohio. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Association's preliminary Form AC and discussed them with management and with the Association's conversion counsel.

We have visited Dearborn's home office and branch office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Association's primary market area relative to Indiana, Ohio and the United States. We have also examined the competitive market within which Dearborn operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected

Introduction (cont.)

publicly-traded thrift institutions and compared the performance of Dearborn to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF DEARBORN SAVINGS ASSOCIATION, F.A.

GENERAL

Dearborn Savings Association, F.A., Lawrenceburg, Indiana, was organized in 1890 as a state-chartered mutual savings and loan association and later converted to a federally-chartered mutual savings and loan association with the name Dearborn Savings Association, F.A. In October 1993, the Association formed its mutual holding company, Dearborn Mutual Holding Company. Then in 1999, Dearborn formed its mid-tier holding company, DSA Financial Corporation, becoming the subsidiary of the Corporation and completing a minority stock offering.

Dearborn conducts its business from its main office and branch office in Lawrenceburg, Indiana, the county seat of Dearborn County. The Association currently has no plan to open another branch or a new loan office in the area. The Association's primary retail market area is comprised of Dearborn County and its extended lending market includes portions of the surrounding counties.

Dearborn's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The Association is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Dearborn is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati and is regulated by the OTS and by the FDIC. As of December 31, 2003, Dearborn had assets of $78,820,000, deposits of $63,557,000, and equity of $9,091,000.

Dearborn is a community-oriented financial institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its market area. Dearborn has been actively and consistently involved in the origination of one-to four-family mortgage loans which represented 58.0 percent of its loan portfolio at December 31, 2003, excluding an additional 8.2 percent of construction loans, and a larger 62.3 percent of its loan portfolio at fiscal year end June 30, 2003. At December 31,

General (cont.)

2003, 70.6 percent of the Association's gross loans consisted of all types of residential real estate loans, including residential construction loans, compared to a lower 73.6 percent at June 30, 2003, with the primary sources of funds being retail deposits from residents in its local communities and moderate levels of FHLB advances. The Association is also an originator of commercial real estate loans, construction loans, home equity and second mortgage loans, commercial loans, and consumer loans. Consumer loans include loans on savings accounts, automobile loans, mobile home loans and other secured and unsecured personal loans.

The Association had $12.8 million, or 16.2 percent of its assets in cash and investments excluding FHLB stock. The Association had an additional $1.1 million, or 1.4 percent of its assets in FHLB stock, with the combined total of investment securities, FHLB stock and cash and cash equivalents being $13.9 million or 17.6 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Association's lending and investment activities.

The Association's gross amount of stock to be sold in the second stage offering will be $7,224,000 or 722,400 shares at $10 per share based on the midpoint of the appraised value of $14.0 million, and representing 51.6 percent of the total value. The net conversion proceeds will be $6.7 million reflecting conversion expenses of approximately $500,000. The actual cash proceeds to the Association of $3.4 million will represent fifty percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued, or 57,792 shares at $10 per share, representing $577,920. The Association's net proceeds will be invested in nonresidential real estate loans and possibly adjustable-rate mortgage loans and initially invested in short term investments. The Association may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits.

General (cont.)

Dearborn has seen a modest overall deposit decrease over the past eighteen months with deposits decreasing 6.4 percent from June 30, 2002, to December 31, 2003, or an average of 4.3 percent per year. The Association has focused on increasing its commercial real estate loan portfolio with a lesser increase in construction loans, offset by decreases in one- to four-family loans and multi-family loans during the past eighteen months, monitoring its earnings and strengthening its equity to assets ratio. Equity to assets increased from 9.76 percent of assets at June 30, 2002, to 11.53 percent at December 31, 2003.

Dearborn's primary lending strategy has been to focus on the origination of both adjustable-rate and fixed-rate, one-to four-family loans, commercial real estate loans, construction loans, multi-family loans, commercial loans, and the origination of consumer loans and home equity loans. The Association has also purchased participations in commercial real estate loans in the past.

Dearborn's share of one- to four-family loans has decreased modestly from 64.0 percent of gross loans at June 30, 2002, to 58.0 percent as of December 31, 2003. Construction loans increased from 6.9 percent of gross loans at June 30, 2002, to 8.2 percent at December 31, 2003. Commercial real estate loans increased from 19.1 percent to 26.5 percent from June 30, 2002, to December 31, 2003. Multi-family loans decreased from 6.3 percent at June 30, 2002, to 4.3 percent at December 31, 2003. All types of mortgage loans as a group increased modestly from 96.3 percent of gross loans at June 30, 2002, to 97.1 percent at December 31, 2003. The increase in mortgage loans was offset by the Association's modest decrease in consumer and commercial loans. The Association's share of consumer and commercial loans witnessed a decrease in their share of loans from 3.7 percent at June 30, 2002, to 2.9 percent at December 31, 2003, due partially to a higher level of loan payoffs.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Association's continued increase in lending, particularly construction loans, home equity loans, nonresidential loans. At June 30, 2002, Dearborn had $359,000 in its loan loss allowance or 0.59 percent of gross loans, which decreased to $324,000 and represented a lesser 0.52 percent of gross loans at December 31, 2003.

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Association's net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

Dearborn's financial position for the two most recent fiscal years ended June 30, 2002 and 2003, and for the six months ended and at December 31, 2003, is highlighted through the use of selected financial data in Exhibit 5. Dearborn has focused on maintaining its equity position, controlling its overhead ratio, increasing its loan levels, decreasing its mortgage-backed securities, and striving to strengthen its net interest margin. Dearborn has experienced a moderate decrease in assets from June 30, 2002 to December 31, 2003, with a similar decrease in deposits, and an increase in equity over the same period. Such decrease in assets was focused on a decrease in mortgage-backed securities. Assets, loans and deposits have decreased each period from June 30, 2002, to December 31, 2003.

Dearborn witnessed a total decrease in assets of $7.9 million or 9.1 percent for the period of June 30, 2002, to December 31, 2003, representing an average annual decrease in assets of 6.1 percent. For the six months ended December 31, 2003, assets decreased $1.2 million or 1.5

percent, representing 3.0 percent on an annualized basis, compared to a larger $6.7 million or 7.7 percent in fiscal 2003.

The Association's net loan portfolio, including mortgage loans and non-mortgage loans, increased from $60.5 million at June 30, 2002, to $62.0 million at December 31, 2003, and represented a total increase of $1.6 million, or 2.6 percent. The average annual increase during this period was 1.7 percent. This increase was primarily the result of a higher level of commercial real estate loans. For the six months ended December 31, 2003, loans increased $913,000 or 1.5 percent compared to an increase of $644,000 or 1.1 percent for the fiscal year ended June 30, 2003.

Dearborn has pursued obtaining funds through deposits and has also made moderate use of FHLB advances during the period of June 30, 2002, to December 31, 2003. The Association's competitive rates for savings in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits decreased 6.0 percent from June 30, 2002, to June 30, 2003, followed by a 0.4 percent increase in the six months ended December 31, 2003, with an average annual rate of decrease of 4.3 percent from June 30, 2002, to December 31, 2003. The Association's decrease in deposits is primarily the result of Dearborn's less aggressive pricing of deposits in excess of $100,000. The Association's level of FHLB advances has decreased from $9.0 million at June 30, 2002, to $5.0 million at December 31, 2003.

Dearborn has been able to increase its equity level and ratio each period from June 30, 2002, to December 31, 2003. At June 30, 2002, the Association had equity of $8.5 million representing a 9.76 percent equity to assets ratio and then increasing to $8.9 million by June 30, 2003, and representing a 11.09 percent equity to assets ratio. At December 31, 2003, equity was a higher $9.1 million and a higher 11.53 percent of assets. The moderate rise in the equity to assets ratio from June 30, 2002, to December 31, 2003, is the result of the Association's steady earnings performance enhanced by a moderate decrease in assets. Equity increased 7.5

percent from June 30, 2002, to December 31, 2003, representing an average annual increase of 5.0 percent.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Dearborn, reflecting the Association's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2002 and 2003 and for the six months ended December 31, 2003.

Dearborn has witnessed an overall decrease in its dollar level of interest income from fiscal year ended June 30, 2002, to June 30, 2003, and for the six months ended December 31, 2003, annualized, due to the Association's decrease in yield on interest-earning assets, as a result of the decrease in interest rates. Interest income ranged from a high of $5.7 million in 2002 to a low of $4.2 million for the six months ended December 31, 2003, annualized. The declining trend was due to decreases in interest income in each period. In fiscal year 2003, interest income decreased $1,092,000 or 18.9 percent to $4.7 million. In the six months ended December 31, 2003, interest income decreased $462,000 or 9.9 percent to $4.2 million, annualized. The overall decrease in interest income was due primarily to the Association's decrease in interest rates in response to the lower interest rate environment and the Association's larger share of adjustable-rate mortgage loans.

The Association's interest expense experienced a similar trend with decreases in the fiscal year 2003 and the six months ended December 31, 2003. Interest expense decreased $1,248,000 or 35.0 percent, from 2002 to 2003, compared to a smaller dollar decrease in interest income of $1,092,000 or 18.9 percent, for the same time period. Interest expense then decreased $530,000 or 22.9 percent from fiscal year 2003 to the calendar year 2003, compared to a decrease in interest income of $325,000 or 7.0 percent. From fiscal year 2002 to calendar year 2003, interest expense decreased $1,778,000 or 49.9 percent compared to a smaller dollar decrease in interest

Income and Expense (cont.)

income of $1,417,000 or 24.6 percent. Such decrease in interest income, recognizing the decrease in interest expense, resulted in a moderate dollar increase in annual net interest income of $156,000 or 7.1 percent for the fiscal year ended June 30, 2003, and a rise in net interest margin. Net interest income increased $205,000 or 8.7 percent in calendar year 2003 to its highest level of $2,564,000 in calendar year 2003, and $2,544,000, based on the six months ended December 31, 2003, annualized.

The Association has made provisions for loan losses in each of the past two fiscal years of 2002 and 2003 and in the six months ended December 31, 2003. The amounts of provisions were determined in recognition of the Association's levels of nonperforming assets, charge-offs, repossessed assets, the Association's level of lending activity, and industry norms. The loan loss provisions were $35,000 in 2002, $6,000 in 2003, and $12,000 in the six months ended December 31, 2003. The impact of these loan loss provisions has been to provide Dearborn with a general valuation allowance of $324,000 at December 31, 2003, or 0.52 percent of gross loans and 53.5 percent of nonperforming assets.

Total other income or noninterest income indicated moderate volatility in fiscal years 2002 and 2003 with a larger increase in 2003 due to a rise in the gains on the sale of loans and investments. The highest level of total noninterest income was in fiscal year 2003 at $696,000 or 0.87 percent of assets strengthened by a $112,000 gain on the sale of mortgage-backed securities and $399,000 in gains on the sale of loans. Noninterest income was a lesser $440,000 in fiscal year 2002, representing a lesser 0.51 percent of assets. Noninterest income for the six months ended December 31, 2003, was $266,000 or $532,000, annualized, and representing 0.67 percent. The average noninterest income level for the past three periods was $556,000 or 0.68 percent of average assets and a lesser $519,000 or 0.63 percent, excluding the gain on mortgage-backed securities in 2003. Noninterest income consists primarily of gains on loan sales, service charges, fees and other income.

Income and Expense (cont.)

The Association's general and administrative expenses or noninterest expenses increased from $1,582,000 for the fiscal year of 2002 to $1,760,000 for the fiscal year ended June 30, 2003, and then were a similar but lesser $1,722,000, based on the six months ended December 31, 2003, annualized. The dollar increase in noninterest expenses was $178,000 from 2002 to 2003, representing a percentage increase of 11.3 percent. This increase in operating expenses was due primarily to a rise in compensation expense as a result of a staffing increase. On a percent of average assets basis, operating expenses increased from 1.83 percent of average assets for the fiscal year ended June 30, 2003, to 2.16 percent for the fiscal year ended June 30, 2003, to 2.18 percent for the six months ended December 31, 2003, annualized, which was lower than the current industry average of approximately 2.33 percent.

The net earnings position of Dearborn has indicated profitable performance in each of the past two fiscal years ended June 30, 2002 and 2003, and for the six months ended December 31, 2003. The annual net income figures for the past two fiscal years of 2002 and 2003 were $650,000 and $804,000, and $406,000 for the six months ended December 31, 2003, representing returns on average assets of 0.75 percent, 0.99 percent, and 1.02 percent, respectively.

Exhibit 7 provides the Association's normalized earnings or core earnings for fiscal years 2002, 2003 and for the twelve months ended December 31, 2003. The Association's normalized earnings eliminate any nonrecurring income and expense items. There was no adjustment for fiscal year 2002. In fiscal 2003, there was a downward income adjustment of $72,000 to reduce the higher gain on sale of mortgage-backed securities. For the twelve months ended December 31, 2003, there were no adjustments.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Association's return on assets increased from 0.75 percent in fiscal year 2002, to 0.99 percent in fiscal year 2003, then to 1.02 percent for the six months ended December 31, 2003, annualized.

The Association's average net interest rate spread increased from 2.38 percent in fiscal year 2002 to 2.84 percent in fiscal year 2003, then increased further to 3.16 percent for the six months ended December 31, 2003, annualized. The Association's net interest margin indicated a similar trend, increasing from 2.67 percent in fiscal year 2002 to 3.04 percent in fiscal year 2003, and then further increasing to 3.36 percent for the six months ended December 31, 2003, annualized. Dearborn's net interest rate spread increased 46 basis points in 2003 to 2.84 percent from 2.38 percent in 2002 and then increased 32 basis points for the six months ended December 31, 2003, to 3.16 percent. The Association's net interest margin followed a basically similar trend, increasing 38 basis points to 3.05 percent in 2003 and then increasing 31 basis points to 3.36 percent for the six months ended December 31, 2003, annualized.

The Association's return on average equity increased from 2002 to 2003. The return on average equity increased from 8.09 percent in 2002 to 9.36 percent in fiscal year 2003, and then decreased to 8.99 percent for the six months ended December 31, 2003, annualized.

Dearborn's ratio of average interest-earning assets to average interest-bearing liabilities increased gradually from 106.46 percent at June 30, 2002, to a higher 107.08 percent at June 30, 2003, and then increased to 109.27 percent at December 31, 2003.

The Association's ratio of noninterest expenses to average assets increased from 1.83 percent in fiscal year 2002, to a moderately higher 2.16 percent in fiscal year 2003, due to normal rises in overhead expenses and a larger increase in compensation. Noninterest expenses to assets then increased further to 2.17 percent for the six months ended December 31, 2003, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio". The industry norm is 56.8 percent with the lower the ratio indicating higher

Income and Expense (cont.)

efficiency. The Association has been characterized with a normal level of efficiency reflected in its reasonable efficiency ratio, which decreased from 59.86 percent in 2002 to 57.61 percent in 2003 to 55.98 percent for the six months ended December 31, 2003, annualized.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Dearborn witnessed a decrease in its nonperforming asset ratio from fiscal year 2002 to the six months ended December 31, 2003. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. The ratio of nonperforming assets to total assets was 1.42 percent at June 30, 2002, and decreased to 0.52 percent at June 30, 2003. The ratio then increased to 0.77 percent at December 31, 2003. The Association's allowance for loan losses was 0.58 percent of loans at June 30, 2002, and decreased to 0.50 percent at December 31, 2003, resulting primarily from the Association's increase in loans combined with modest charge-offs in 2003. As a percentage of nonperforming loans, Dearborn's allowance for loan losses increased from 29.33 percent at June 30, 2002, to 59.67 percent at December 31, 2003.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2003 and for the six months ended December 31, 2003. In fiscal year 2003, net interest income increased $156,000, due to a decrease in interest income of $1,092,000 offset by a $1,248,000 decrease in interest expense. The decrease in interest income was due to a decrease due to volume of $367,000, accented by a decrease due to rate of $725,000. The decrease in interest expense was due to a decrease due to volume of $320,000 accented by a decrease due to a change in rate of $928,000.

In the six months ended December 31, 2003, net interest income increased $205,000, due to a decrease in interest income of $325,000, offset by a decrease in interest expense of $530,000. The decrease in interest income was due to a decrease due to rate of $359,000, reduced by an increase due to volume of $34,000. The decrease in interest expense was due to a decrease due to volume of $40,000, accented by a decrease due to a change in rate of $490,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2002 and 2003, for the six months ended December 31, 2003, and at December 31, 2003 can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Dearborn's weighted average yield on its loan portfolio decreased 74 basis points from fiscal year 2002 to 2003, from 7.76 percent to 7.02 percent and then decreased another 76 basis points for the six months ended December 31, 2003, to 6.26 percent. The yield on mortgage-backed securities decreased 471 basis points from fiscal year 2002 to 2003 from 6.11 percent to 1.40 percent and decreased another 72 basis points for the six months ended December 31, 2003 to 0.68 percent. The yield on other investment securities decreased 87 basis points from 5.07 percent in 2002 to 4.20 percent in 2003 and then decreased another 135 basis points for the six months ended December 31, 2003 to 2.85 percent. The yield on interest-bearing deposits decreased 72 basis points from fiscal year 2002 to 2003, from 3.00 percent to 2.28 percent and then increased 33 basis points for the six months ended December 31, 2003, to 2.61 percent. The combined weighted average yield on all interest-earning assets decreased 94 basis points to 6.04 percent from 2002 to 2003 and then decreased another 47 basis points to 5.57 percent for the six months ended December 31, 2003. The yield was a higher 5.62 percent at December 31, 2003.

Dearborn's weighted average cost of interest-bearing liabilities decreased 140 basis points from fiscal year 2002 to 2003, which was greater than the Association's 94 basis point decrease in yield, resulting in an increase in the Association's interest rate spread of 46 basis points from 2.38 percent to 2.84 percent from 2002 to 2003. The Association's average cost of interest-bearing liabilities then decreased from June 30, 2003, to December 31, 2003 by 79 basis points to 2.41 percent compared to a 47 basis point decrease in yield on interest-earning assets. The result was an increase in the Association's interest rate spread of 32 basis points to 3.16 percent for the six months ended December 31, 2003. The Association's net interest margin increased from 2.67 percent in fiscal year 2002 to 3.04 percent in fiscal year 2003, and then increased to 3.36 percent for the six months ended December 31, 2003.

INTEREST RATE SENSITIVITY

Dearborn has monitored its interest rate sensitivity position and focused on maintaining a moderate level of rate sensitive assets by originating a moderate share of adjustable-rate mortgage loans with a relatively high level of construction loans, commercial real estate loans, and short term consumer and commercial loans. Dearborn recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap". The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Dearborn has responded to the interest rate sensitivity issue by being a more active originator of adjustable-rate commercial real estate loans and originating higher levels of short term construction loans, home equity loans and adjustable-rate mortgage loans.

The Association measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Association is calculated on a quarterly basis, by the OTS, showing the change in the NPV for the Association under rising and falling interest rates. Such changes in NPV under changing rates is reflective of the Association's interest rate risk exposure.

Interest Rate Sensitivity (cont.)

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Association's NPV as of December 31, 2003, based on OTS calculations and the change in the Association's NPV under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Association's change in its NPV at December 31, 2003, based on a rise in interest rates of 100 basis points was a 9.0 percent decrease, representing a dollar decrease in equity value of $1,043,000. In contrast, based on a decline in interest rates of 100 basis points, the Association's NPV was estimated to increase 5.0 percent or $535,000 at December 31, 2003. The Association's exposure increases to a 19.0 percent decrease under a 200 basis point rise in rates. The Association's post shock NPV ratio is 12.14 percent at December 31, 2003, and the Association's change in its NPV ratio is a negative 230 basis points, based on a 200 basis point increase in interest rates.

The Association is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates. Due to Dearborn's recognition of the need to control its interest rate exposure, the Association has been a more active originator of adjustable-rate residential mortgage loans, construction loans and home equity loans and adjustable-rate commercial real estate loans and plans to continue this lending strategy with a continued emphasis on adjustable rate commercial real estate loans.

LENDING ACTIVITIES

Dearborn has focused its lending activity historically on the origination of conventional mortgage loans secured by one- to four-family dwellings with an increasing emphasis on commercial real estate loans. Exhibit 12 provides a summary of Dearborn's loan portfolio, by loan type, at June 30, 2002 and 2003 and at December 31, 2003.

Residential loans secured by one- to four-family dwellings and commercial real estate loans but excluding residential construction loans were the primary loan types representing 84.6 percent of the Association's gross loans as of December 31, 2003. This share has seen a modest increase from 83.1 percent at June 30, 2002. The largest individual loan type comprising this category was one- to four-family loans, which represented 58.0 percent of loans at December 31, 2003, decreasing from 64.0 percent at June 30, 2002. The second largest individual loan category was commercial real estate and land loans, which represented 26.5 percent of loans at December 31, 2003, rising from 19.1 percent at June 30, 2002. The third largest loan type as of December 31, 2003, was construction loans, which comprised a 8.2 percent of gross loans compared to a smaller 6.9 percent as of June 30, 2002. The multi-family loan category was the fourth largest loan type at December 31, 2003, which represented 4.4 percent of gross loans, compared to a larger 6.3 percent at June 30, 2002. These four real estate loan categories represented 97.1 percent of gross loans at December 31, 2003, compared to a slightly smaller 96.3 percent of gross loans at June 30, 2002.

Commercial loans represent a relatively small loan category for Dearborn with regard to the amount of loans. Commercial loans totaled $739,000 and represented a minimal 1.1 percent of total loans at December 31, 2003, compared to $694,000 and 1.1 percent of total loans at June 30, 2003. Commercial loans are included in the consumer and other loans category.

The consumer and other loan category was the remaining loan category at December 31, 2003, and represented a modest 2.9 percent of gross loans compared to 3.7 percent at June 30, 2002. The consumer and other loan category also includes commercial business loans. The

Lending Activities (cont.)

primary type of consumer loans is mobile home loans which represented 43.3 percent of consumer loans at December 31, 2003. Consumer loans were the smallest overall loan type, at December 31, 2003, and also the smallest loan type at June 30, 2002. The Association originates savings account loans, automobile loans, home equity and second mortgage loans and secured and unsecured personal loans. The overall mix of loans has witnessed some moderate changes from the end of fiscal year-end 2002 to December 31, 2003, with the Association having decreased its share of one- to four-family and multi-family mortgage loans to offset its increases in commercial real estate loans and construction loans.

The emphasis of Dearborn's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in Dearborn's market area which includes all of Dearborn County. The Association also originates interim construction loans on one- to four-family residences primarily to individual owners and to developers. At December 31, 2003, 58.0 percent of Dearborn's gross loans consisted of loans secured by one- to four-family residential properties, excluding construction loans. Construction loans represented another 4.4 percent of gross loans at December 31, 2003.

The Association originates one-year, three-year and five-year adjustable-rate mortgage loans ("ARMs"). The Association also offers seven-year and ten-year mortgage loans. The initial interest rates on ARMs are indexed to the one-year U. S. Treasury Bill rates. One-year, three-year, and five-year ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and a maximum rate adjustment of 6.0 percent for the life of the loan, with payments based on up to a 30 year loan term. The Association does not use below market interest rates to attract borrowers. The Association retains all ARMs which it originates.

The majority of ARMs have terms of up to 30 years, and fixed rate loans have normal terms of 15 to 30 years. The Association has retained its ARMs and short term fixed-rate loans. Historically, the majority of Dearborn's one-to four-family mortgage loan portfolio has been fixed-rate mortgage loans, which represented 61.7 percent of one-to four-family mortgage loans at December 31, 2003, with 38.3 percent being ARMs.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Dearborn, even though the Association will grant loans with up to a 95 percent loan to value ratio, but private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Association include due-on-sale clauses enabling the Association to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Association normally exercises its rights under these clauses.

Dearborn originates residential construction loans for properties located in the Association's primary market area. Construction loans are offered primarily to individuals for the construction of their residence and, to a lesser extent, to experienced local developers. The Association also originates multi-family and nonresidential construction loans, on occasion, on properties located in the market area. Construction loans are generally offered with terms up to 30 years and may be up to 90.0 percent of the appraised value. The Association had $5.3 million or 8.2 percent of total loans in construction loans.

Dearborn has also been a relatively active originator of commercial real estate loans. The Association will continue to make commercial real estate loans. The Association had a total of $17.3 million in commercial real estate loans at December 31, 2003, or 26.5 percent of gross loans, compared to $11.9 million or 19.1 percent of gross loans at June 30, 2002. The major portion of commercial real estate loans are secured by office buildings, retail stores, churches and other commercial properties and are located in the Association's primary market area.

The Association also originates commercial loans to area businesses. Such business loans include term loans and lines of credit and are generally secured by equipment, inventory and accounts receivable. Dearborn has been less active in consumer lending. Consumer loans

Lending Activities (cont.)

originated consist primarily of automobile loans, secured and unsecured personal loans, and savings account loans and represented a combined total with commercial loans of $1.9 million or 2.9 percent of gross loans at December 31, 2003, down from $2.3 million or 3.7 percent of loans at June 30, 2002.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Dearborn's fixed-rate and adjustable-rate loans, indicating a majority of fixed-rate loans. At June 30, 2003, 51.2 percent of the Association's total loans due after June 30, 2004, were fixed-rate and 48.8 percent were adjustable-rate. The Association has a strong 52.3 percent of its loans at June 30, 2003, due in 10 years or less and an additional 34.6 percent due in 11 to 15 years.

NONPERFORMING ASSETS

Dearborn understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with recent increases in their levels of nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased nonresidential real estate loans. Dearborn has been faced with higher levels of delinquent loans and nonperforming assets in the past and has made a concerted effort to control its nonperforming assets and has been successful in reducing its nonperforming assets.

On a monthly basis, Dearborn's management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent, the Association sends the borrower a late payment notice within 15 days after the payment is due. The Association then initiates both written and oral communication with the

Nonperforming Assets (cont.)

borrower if the loan remains delinquent for 60 days. When the loan becomes delinquent at least 90 days, the Association will commence foreclosure proceedings. The Association does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status, and at that point in time the Association pursues foreclosure procedures or may decide to modify the loan or grant a limited moratorium to allow the borrower to reorganize his financial affairs.

Exhibit 14 provides a summary of Dearborn's delinquent loans at June 30, 2003 and 2003, and at December 31, 2003. Delinquent loans include loans 60 to 89 days past due and loans 90 days or more past due. The Association had $1.7 million in delinquent loans at June 30, 2002, decreasing to $979,000 at June 30, 2003, and then increasing slightly to $1.1 million at December 31, 2003. The major share of delinquent loans consist of one- to four-family loans, which represented 76.2 percent of delinquent loans at December 31, 2003, with the remainder being consumer loans.

Exhibit 15 provides a summary of Dearborn's nonperforming assets at June 30, 2002 and 2003 and at December 31, 2003. Nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets. The Association has historically carried a higher level of nonperforming assets, but these assets have decreased from 2002 to 2003. Dearborn's level of nonperforming assets decreased from $1,228,000 or 1.42 percent of assets at June 30, 2002, to $417,000 or 0.52 percent of assets at June 30, 2003. Nonperforming assets then increased to $606,000 or 0.77 percent of assets at December 31, 2003. At December 31, 2003, Dearborn's nonperforming assets consisted of $241,000 in nonaccrual loans, $302,000 in loans 90 days or more past due and $63,000 in real estate owned for a total of 0.77 percent of assets.

Dearborn's level of nonperforming assets was higher than its level of classified assets. The Association's level of classified assets was $299,000 or 0.38 percent of assets at December 31, 2003 (reference Exhibit 16). The Association's classified assets consisted of $297,000 in substandard assets, $2,000 in assets classified as doubtful and no assets classified as loss. The Association had $286,000 in classified assets at June 30, 2003, with $281,000 classified as substandard and $5,000 classified as doubtful.

Exhibit 17 shows Dearborn's allowance for loan losses for fiscal years ended June 30, 2002 and 2003, and for the six months ended December 31, 2003, indicating the activity and the resultant balances. Dearborn has witnessed a slight decrease in its balance of allowance for loan losses from $359,000 at June 30, 2002 to $324,0000 at December 31, 2003. The balance in allowance for loan losses decreased from June 30, 2002, to December 31, 2003, due to higher charge-offs of $67,000 in 2003. The Association's ratio of allowance for loan losses to gross loans decreased from 0.59 percent at June 30, 2002, to 0.52 percent at December 31, 2003. The ratio of allowance for loan losses to nonperforming loans was 29.23 percent at June 30, 2002, and a higher 59.67 percent at December 31, 2003, reflecting the decrease in nonperforming loans, with both ratios below the industry average of 155.28 percent.

INVESTMENTS

The investment securities portfolio of Dearborn has been comprised of U.S. Government and federal agency securities, CMO's, municipal securities, FHLB stock and equity securities. Exhibit 18 provides a summary of Dearborn's investment securities at June 30, 2002, and 2003 and at December 31, 2003, excluding FHLB stock. Investment securities, including available-for-sale and held-to-maturity securities, totaled $13.7 million at June 30, 2002, compared to $8.5 million at December 31, 2003, excluding FHLB stock of $1,079,000 at December 31, 2003. The decrease in investment securities was primarily the result of the sale of $2.9 million in mortgage-backed securities. The primary component of investment securities at December 31, 2003, was U.S. Government and federal agency securities, representing 47.1 percent of investments. The securities portfolio had a weighted average yield of 2.85 percent for the six months ended December 31, 2003, annualized. The Association also had interest-bearing deposits of $3.2

Investments (cont.)

million at December 31, 2003, with a yield of 2.61 percent for the six months ended December 31, 2003, annualized.

The Association had no mortgage-backed securities but had $2.1 million in CMO's at December 31, 2003, which are included in investments available-for-sale.

DEPOSIT ACTIVITIES

The change in the mix of deposits from June 30, 2002, to December 31, 2003, is provided in Exhibit 19. There has been a moderate change in both total deposits and in the deposit mix during this period. Certificates of deposit witnessed an increase in their share of total deposits, rising from a lower 45.2 percent of total deposits at June 30, 2002, to a more normal 56.3 percent of total deposits at December 31, 2003. This increase is in contrast to the industry norm of a slight decrease in the share of certificates. The major component of certificates had rates between 2.01 percent and 3.00 percent and represented 47.9 percent of certificates at December 31, 2003. Regular savings accounts decreased in dollar amount from $23.1 million to $19.2 million, and their share of total deposits decreased from 34.0 percent to 30.3 percent from June 30, 2002, to December 31, 2003. NOW accounts also indicated a decrease from $4.7 million at June 30, 2002, to $3.9 million at December 31, 2003, and their share of total deposits decreased from 6.9 percent to 6.2 percent. Money market accounts had a decrease in their share of total deposits declining from 13.9 percent to 7.3 percent during the same time period.

Exhibit 20 shows the Association's breakdown in certificates of deposit by maturity at June 30, 2003. Dearborn has a strong 69.3 percent of its certificates of deposit maturing in less than one year and another 24.0 percent maturing in one to two years. The major share of certificates had interest rates from 2.01 percent to 3.0 percent responsible for 46.70 percent of certificates with the second largest category having rates between 3.01 percent and 4.0 percent and representing 25.78 percent of certificates.

BORROWINGS

Dearborn has relied on retail deposits as its primary source of funds but has also made use of FHLB advances. Exhibit 21 shows the Association's FHLB advances for the past two fiscal years ended June 30, 2002, and 2003 and for the six months ended December 31, 2003. The Association had FHLB advances totaling $9.0 million at June 30, 2002, representing 10.4 percent of assets with such advances having decreased to $6.0 million and representing 7.5 percent of assets at June 30, 2003. FHLB advances decreased further to $5.0 million at December 31, 2003, representing a lesser 6.3 percent of assets. The cost of FHLB advances has decreased from 6.20 percent at June 30, 2002, to 4.05 percent at December 31, 2003.

SUBSIDIARIES

Dearborn has no active subsidiaries.

OFFICE PROPERTIES

Dearborn has two full service offices located in Lawrenceburg in Dearborn County, Indiana (reference Exhibit 22). Dearborn owns both of its offices. The Association's net investment in its office premises totaled $567,000 or 0.72 percent of assets at December 31, 2003.

MANAGEMENT

The president and chief executive officer of Dearborn is Edward L. Fisher, who is not a Director. Mr. Fischer joined the Association in 1993 and served the Association as chief financial officer and treasurer until 1996 when he became president and chief executive officer. Mr. Fischer is also president and chief executive officer of DSA Financial Corporation, a position he has held since its formation in 1999. Other senior officers include Thomas J. Sicking, vice president; Delmar C. Schiferl, vice president-director of lending; and Steven R. Doll, vice president-chief financial officer. Mr. Sicking has served in his present position since January 1997 and has served as vice president of Dearborn Financial since 1999. Mr. Schiferl has been with the Association since April 2002 when he became vice president-director of lending. Prior to that, Mr. Schiferl worked at Advantage Bank from 1996 to 2002. Steven R. Doll joined Dearborn in 2002. Prior to that, Mr. Doll worked with Sharefax Credit Union from 2001 to 2002 and previously worked as chief financial officer of Ameriana Bank from 1993 to 2001.

II. DESCRIPTION OF PRIMARY MARKET AREA

Dearborn's primary market area for retail deposits encompasses Dearborn County (the market area), Indiana, located in southeastern Indiana.

The primary market area is characterized by a moderately higher than average level of median household income than both Indiana and the United States, but lower per capita income and a higher housing value than Indiana and the United States. Unemployment rates in the market area have been lower than in the United States and equal to or lower than Indiana's unemployment rates. The market area's strongest employment categories are the services industry, manufacturing industry and the wholesale/retail trade industry

Exhibit 24 provides a summary of key demographic data and trends for the market area, Indiana and the United States. Overall, from 1990 to 2000, population increased in the market area as well as in Indiana and the United States. The population increased by 18.7 percent for the market area from 1990 to 2000. In the same time period, population increased a smaller 9.7 percent in Indiana, and increased in the United States by 13.2 percent. Future population projections indicate that population will continue to increase at a stronger pace in the market area through 2008. From 2000 to 2008, population is expected to increase by 10.3 percent in the market area, by 3.0 percent in Indiana and by 4.5 percent in the United States.

In conformance with its larger rise in population, the market area experienced an increase in households of 23.9 percent from 1990 to 2000. During that same time period, the number of households increased in Indiana by 13.2 percent and increased by 14.7 percent in the United States. By 2008, the market area's households are projected to continue to increase by 13.4 percent, while the number of households are expected to increase by 3.8 percent in Indiana and increase in the United States by 5.3 percent.

In 1990, per capita income in the market area was lower than the per capita income in Indiana but higher than the United States. The market area had a 1990 per capita income of $12,542 compared to Indiana at a higher $13,149 and a lower $12,313 in the United States.

Description of Primary Market Area (cont.)

From 1990 to 2000, per capita income increased in the market area, Indiana and the United States, with the United States having the greatest percent increase. The market area's per capita income increased from 1990 to 2000 by 67.4 percent to $20,998, while Indiana's per capita income increased by a smaller 52.2 percent to $20,010. Per capita income in the United States increased by a larger 76.1 percent to $21,684.

The 1990 median household income in the Association's primary market area was higher than the median household income in Indiana and the United States. The market area had a 1990 median household income of $31,3988, which was higher than Indiana's median household income of $28,797 and also higher than the United States' median household income of $28,525. From 1990 to 2000, median household income in the primary market area, Indiana and the United States all increased, with the market area indicating the highest rate of increase, and Indiana the lowest. Median household income increased by 51.9 percent to $47,692 in the market area compared to a lower 40.9 percent increase to $40,566 in Indiana and a modestly higher 44.9 percent increase to $41,343 in the United States. From 2000 to 2008, median household income is projected to increase by 18.8 percent in the market area while increasing by 15.0 percent in Indiana and 17.2 percent in the United States. Based on those rates of change, by 2008, median household income is expected to be a higher $56,675 in the market area, a higher $46,651 in Indiana, and $48,454 in the United States.

Exhibit 25 provides a summary of key housing data for the market area, Indiana and the United States. In 1990, the market area had a higher than average rate of owner-occupancy at 78.3 percent, greater than the 70.2 percent owner-occupancy rate for Indiana. The United States had a lower owner-occupancy rate of 64.2 percent. As a result, the market area supports a lower than average rate of renter-occupied housing at 21.7 percent compared to 29.8 percent for Indiana and 35.8 percent for the United States. By 2000, the owner-occupancy rate had risen only slightly in Dearborn County, to 78.6 percent compared to Indiana at 71.4 percent and the United States at 66.2 percent. Renter-occupied housing rates decreased to 21.4 percent, 28.6 percent and 33.8 percent, respectively, in the market area, Indiana and the United States.

Description of Primary Market Area (cont.)

The market area's median housing value of $59,800 is higher than Indiana's but lower than that of the United States. The average median rent of the market area of $321 was significantly below the median rent of both Indiana at $374 and the United States at an identical $374.

In 1990, the major business source of employment by industry group, based on number of employees, for the market area was the services industry, responsible for 28.5 percent of jobs, which was lower than Indiana at 32.7 percent and the United States with 34.0 percent (reference Exhibit 26). The manufacturing industry was the second major employer in the market area at 25.4 percent and also in Indiana at a similar 25.1 percent. In the United States, the wholesale/retail trade group was the second major employer with 27.5 percent. The wholesale/retail trade group was the third major employer in the market area at 22.4 percent and also in Indiana at 21.4 percent. In the United States the manufacturing group was the third major employer with 19.2 percent. The construction group, financial, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 23.7 percent of employment in the market area, 20.8 percent in Indiana and 19.3 percent in the United States.

The following list provides some of the leading employers in the market area:

Employer	Product	Number of Employees
Anchor Glass Container	Molded Glass	301
Aurora Casket Company	Caskets	840
American Electric Power	Electricity	185
Joseph E. Seagram & Sons, Inc.	Distilled Spirits	581
Batesville Products, Inc.	Mold Castings	55
FSI Products, Inc.	Poly Products-bank supplied	45
Stedman Machine	Crushing Equipment	48
Argosy Casino	Entertainment	2,350
Pri-Pak, Inc.	Bottling	80
Dearborn County Hospital	Median Services	660

Description of Primary Market Area (cont.)

The unemployment rate is another key economic indicator. Exhibit 27 shows the annual unemployment rates in the market area, Indiana and the United States in 1999, 2000, 2001 and 2002 and through November 2003. The market area has been characterized by a lower unemployment rate than the United States and similar to or lower than Indiana. In 1999, the market area had an unemployment rate of 3.2 percent compared to an unemployment rate of 3.0 percent in Indiana and a higher rate of 4.2 percent in the United States. The market area's unemployment rate remained at 3.2 percent in 2000, compared to an increase to 3.0 percent in Indiana and a decrease to 4.0 percent in the United States. In 2001, the market area increased to 3.9 percent, while Indiana and the United States showed a increases to 4.4 percent and 4.7 percent, respectively. In 2002, the market area county had an unemployment rate of 4.6 percent, with Indiana at 5.1 percent and the United States at 5.8 percent. By November 2003, the unemployment rate in the market area was a higher 4.8 percent but had decreased to 4.7 percent in Indiana and to 5.6 percent in the United States.

Exhibit 28 provides deposit data for banks and thrifts in Dearborn County, the Association's the market area. Dearborn's deposit base in the market area was $63.9 million or 17.1 percent of the $373.6 million total thrift deposits but a much smaller 8.4 percent share of total deposits, which were $757.5 million as of June 30, 2003. The market area is fairly evenly divided between banks and thrifts, regarding total deposits. Total bank deposits in the market area were $383.9 million representing 50.7 percent of total deposits. It is evident from the size of thrift deposits and bank deposits that the market area has a relatively strong deposit base, with Dearborn having a moderate level of market penetration for thrift deposits but a small share of market penetration of total deposits.

Exhibit 29 provides interest rate data for each quarter for the years 2000 through 2003. The interest rates tracked are the Prime Rate, as well as 90-Day, one year and thirty year Treasury Bills. Short term interest rates experienced a slightly rising trend in 2000. This rising trend reversed in 2001 with prime rate dropping from 7.50 percent in early 2001 to 4.75 percent by the end of 2001. Such decrease in the prime rate subsided in 2002, decreasing to 4.25 percent

Description of Primary Market Area (cont.)

in the fourth quarter of 2002. Prime rate decreased to 4.00 percent in 2003 and has remained there. Rates on one-year T-bills witnessed a similar trend.

SUMMARY

The market area represents an area with growing population and household trends during the mid 1990s. The market area displayed a lower per capita income and higher median household income than Indiana and the United States in 2000 and higher median housing and rent values than Indiana but lower than the United States. Finally, the market area had a slightly higher unemployment rate when compared to Indiana but lower than the United States in 2003 and a highly competitive financial institution market slightly dominated by banks, with a relatively strong presence of thrifts and a total market deposit base for banks and thrifts that nears $757.5 million in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Indiana.

Exhibits 30 and 31 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 234 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 30 and 31 also subclassify all thrifts by region, including the 95 publicly-traded Midwest thrifts ("Midwest thrifts") and the 24 publicly-traded thrifts in Indiana ("Indiana thrifts"), and by trading exchange. Exhibit 32 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2003, and February 27, 2004.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Dearborn as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Dearborn's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
StateFed Financial Corp.	Iowa
First Kansas Financial Corp.	Kansas
MSB Financial, Inc.	Michigan

There is are no pending merger/acquisition transaction involving thrift institutions in Dearborn's city, county or market area, as indicated in Exhibit 33.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-

Mutual Holding Companies (cont.)

traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 34 publicly-traded mutual holding companies as well between those 34 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 35 presents pricing ratios and Exhibit 36 presents key financial data and ratios for the 34 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
Webster City Federal Savings Bank, MHC	Iowa
Jacksonville Savings Bank, MHC	Illinois
Greater Delaware Valley, MHC	Pennsylvania
Skibo Financial Corp., MHC	Pennsylvania

Trading Exchange

It is necessary that each bank in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ), or on the OTC Bulletin Board or in the Pink Sheets. Such a listing indicates that a bank's stock has demonstrated trading activity and is responsive to normal market conditions, which are

Trading Exchange (cont.)

requirements for listing. Of the 268 publicly-traded, FDIC-insured savings institutions, including the 34 mutual holding companies, 17 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange and 180 are traded on NASDAQ, 45 are traded on the OTC Bulletin Board and 8 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of February 27, 2004, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to December 31, 2002.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Dearborn, including the Midatlantic, New England, western, southwestern and southeastern states.

The geographic location parameter consists of Indiana and its surrounding states of Ohio, Michigan, Kentucky and Illinois, as well as the states of Iowa, Kansas, Minnesota, Missouri, Pennsylvania, Tennessee, West Virginia and Wisconsin, for a total of thirteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $400 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Dearborn, with assets of approximately $78.8 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 36 and 37 show the 45 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 36. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Dearborn with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Dearborn. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Association's ratio of cash and investments to assets was 13.4 percent at December 31, 2003, and reflects Dearborn's share of investments modestly lower than national and regional averages. The Association's investments have consisted primarily of federal agency securities, trust preferred securities, municipal obligations, asset management fund shares and deposits in other financial institutions. For its most recent three fiscal years, Dearborn's average ratio of cash and investments to assets was a similar 16.8 percent, from a high of 18.3 percent in 2002 to a low of 14.6 percent in 2003, with a generally level trend. It should be noted that, for the purposes of comparable group selection, Dearborn's $1,079,000 balance of Federal Home

Cash and Investments to Assets (cont.)

Loan Bank stock at December 31, 2003, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of Dearborn's modestly lower balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 30.0 or less of assets, with a midpoint of 15.0 percent.

Mortgage-Backed Securities to Assets

At December 31, 2003, Dearborn's ratio of mortgage-backed securities to assets was a low 2.7 percent compared to the regional average of 8.2 percent and the national average of 13.0 percent for publicly-traded thrifts. The Association's three most recent fiscal year average is 5.9 percent, also lower than industry averages. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 15.0 percent or less of assets and a midpoint of 7.5 percent.

One- to Four-Family Loans to Assets

Dearborn's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 54.2 percent of the Association's assets at December 31, 2003, which is higher than the national average of 46.0 percent. The parameter for this characteristic requires any

One- to Four-Family Loans to Assets (cont.)

comparable group institution to have from 25.0 percent to 70.0 percent of its assets in one- to four-family loans with a midpoint of 47.5 percent.

Total Net Loans to Assets

At December 31, 2003, Dearborn had a 78.7 percent ratio of total net loans to assets and a lower three fiscal year average of 73.3 percent, both being higher than the national average of 66.9 percent and the regional average of 71.4 percent for publicly-traded thrifts. The Association's ratio of total net loans assets has demonstrated a mild upward trend since fiscal year 2000.

The parameter for the selection of the comparable group is from 50.0 percent to 90.0 percent with a midpoint of 70.0 percent. The wider range is due to the fact that, as the referenced national and regional averages indicate, many institutions hold a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Dearborn.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Dearborn's shares of mortgage-backed securities to assets and total net loans to assets were 2.7 percent and 78.7 percent, respectively, for a combined share of 81.4 percent. Recognizing the industry and regional ratios of 13.0 percent and 8.3 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 60.0 percent to 95.0 percent, with a midpoint of 77.5 percent.

Borrowed Funds to Assets

Dearborn had a $5.0 million balance of borrowed funds at December 31, 2003, consisting of FHLB advances, representing 6.3 percent of assets. At June 30, 2003, the Association's borrowed funds were $6.0 million or a slightly higher 7.5 percent of assets, although lower than its $9.0 million balance or 10.4 percent at June 30, 2002. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds.

The use of borrowed funds by some banks indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased from 1997 through 2001, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many banks as an alternative to higher cost and/or longer term certificates. In 2002 and 2003, however, lower interest rates resulted in some moderation of borrowings in the banking industry, particularly among nonpublicly-traded banks. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

Dearborn's equity to assets ratio was 11.5 percent at December 31, 2003, and 11.1 percent at December 31, 2002. At the end of its two most recent fiscal years, the Association's equity to asset ratios were 11.1 percent and 9.8 percent. After conversion, based on the midpoint value of $14.0 million and a public offering of $7,224,000, with 50.0 percent of the net proceeds of the public offering going to the Association, Dearborn's equity is projected to stabilize in the

Equity to Assets (cont.)

area of 16.0 percent. Based on those equity ratios, we have defined the equity ratio parameter to be 8.0 percent to 20.0 percent with a midpoint ratio of 14.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 37 presents five parameters identified as key indicators of Dearborn's earnings performance and the basis for such performance both historically and during the four quarters ended December 31, 2003. The primary performance indicator is the Association's return on average assets (ROAA). The second performance indicator is the Association's return on average equity (ROAE). To measure the Association's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Association is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Association's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended December 31, 2003, Dearborn's ROAA was 1.03 percent based on identical net and core earnings after taxes of $806,000, as detailed in Item I of this report. The Association's ROAA over its most recent two fiscal years, based on net earnings, was 0.75 percent in fiscal year 2002 and 0.99 percent in fiscal year 2003.

Return on Average Assets (cont.)

Considering the historical and current earnings performance of Dearborn, the range for the ROAA parameter based on core income has been defined as 0.75 percent to a high of 1.30 percent with a midpoint of 1.03 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Association's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, the Association's ROAE for the twelve months ended December 31, 2003, was 9.10 percent based on identical net and core income. The parameter range for the comparable group, based on core income, is from 6.0 percent to 15.0 percent with a midpoint of 10.5 percent.

Net Interest Margin

Dearborn had a net interest margin of 3.35 percent for the twelve months ended December 31, 2003, representing net interest income as a percentage of average interest-earning assets. The Association's net interest margin in fiscal years 2002 and 2003 was 2.67 percent and 2.84 percent, respectively, with a five calendar year average of 2.90 percent.

The parameter range for the selection of the comparable group is from a low of 2.50 percent to a high of 4.25 percent with a midpoint of 3.38 percent.

Operating Expenses to Assets

For the twelve months ended December 31, 2003, Dearborn had a somewhat lower than average 2.23 percent ratio of operating expense to average assets. In fiscal year 2002, the Association's expense ratio was a lower 1.83 percent, increasing to 2.16 percent in fiscal year 2003. For its five most recent calendar years ended December 31, 2003, Dearborn's operating expense ratio averaged 2.00 percent. It should be noted, however, that the Association's current operating expense ratio remains lower than the averages of 2.38 percent for all FDIC-insured savings institutions and 2.33 percent for all publicly-traded savings institutions.

The operating expense to assets parameter for the selection of the comparable group is from a low of 1.50 percent to a high of 2.75 percent with a midpoint of 2.12 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, Dearborn has historically experienced a considerably lower than average dependence on noninterest income as a source of additional income. The Association's noninterest income was $517,000 or 0.66 percent of average assets for the twelve months ended December 31, 2003, which is much lower than the 1.39 percent average for publicly-traded thrift institutions during that period.

The range for this parameter for the selection of the comparable group is 1.25 percent of average assets or less, with a midpoint of 0.63 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 37. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Dearborn. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Dearborn's ratio of nonperforming assets to assets was 0.77 percent at December 31, 2003, which was very similar to the national average of 0.74 percent for publicly-traded thrifts, but lower than the Midwest regional average of 1.00 percent. The Association's ratio was a modestly lower 0.52 percent at June 30, 2003, following a much higher ratio of 1.42 percent at June 30, 2002. For its five most recent calendar years ended December 31, 2003, the Association's ratio of nonperforming assets to total assets averaged 1.09 percent, ranging from a low of 0.41 percent in 2000 to a high of 2.81 percent in 2002.

The parameter range for nonperforming assets to assets has been defined as 1.50 percent of assets or less with a midpoint of 0.75 percent.

Repossessed Assets to Assets

Dearborn had repossessed assets of $62,000 or 0.08 percent of assets at December 31, 2003. The Association's balance of repossessed assets was$179,000 or 0.22 percent of total assets at June 30, 2003, and zero at June 30, 2002. National and regional averages were 0.12

Repossessed Assets to Assets (cont.)

percent and 0.17 percent, respectively, for publicly-traded thrift institutions at December 31, 2003.

The range for the repossessed assets to total assets parameter is 0.50 percent of assets or less with a midpoint of 0.25 percent.

Loans Loss Reserves to Assets

Dearborn had an allowance for loan losses of $324,000, representing a loan loss allowance to total assets ratio of 0.41 percent at December 31, 2003, which is slightly higher than its 0.39 percent ratio at June 30, 2003, and identical to its 0.41 percent its ratio at June 30, 2002. For the five fiscal years of 1994 to 1998, the Association's loan loss reserve averaged 0.43 percent of assets with only mild fluctuation from a high of 0.50 percent in 1999 to a low of 0.37 percent in 2001.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.35 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 38, 39 and 40. The comparable group institutions range in size from $121.0 million to $399.0 million with an average asset size of $225.0 million and have an average of 5.2 offices per institution. Two of the comparable group institutions were converted in 1993, one in 1994, five in 1995, one in 1996, one in 1998 and one in 1999. All ten of the comparable group institutions are traded on NASDAQ and all are SAIF members. The comparable group institutions as a unit have a ratio

The Comparable Group (cont.)

of equity to assets of 10.3 percent, which is 20.5 percent higher than all publicly-traded thrift institutions in the United States but 2.5 percent lower than publicly-traded thrift institutions in Indiana; and for the most recent four quarters indicated a core return on average assets of 0.95 percent, lower than all publicly-traded thrifts at 1.09 percent and higher than publicly-traded Indiana thrifts at 0.56 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Dearborn to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Indiana thrifts, as well as to the ten institutions constituting Dearborn's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 41 through 46.

As presented in Exhibits 41 and 42, at December 31, 2003, Dearborn's total equity of 11.53 percent of assets was higher than the 10.31 percent for the comparable group, the 7.99 for all thrifts, the 9.02 percent for Midwest thrifts and the 10.72 percent ratio for Indiana thrifts. The Association had a 78.70 percent share of net loans in its asset mix, modestly higher than the comparable group at 75.70 percent, but more notably higher than all thrifts at 66.87 percent, Midwest thrifts at 71.43 percent and Indiana thrifts at 72.22 percent. Dearborn's share of net loans, higher than industry averages, is primarily the result of its similar to average 13.55 percent share of cash and investments and significantly lower than average 2.65 percent share of mortgage-backed securities. The comparable group had a modestly higher 15.28 percent share of cash and investments and a higher 4.92 percent share of mortgage-backed securities. All thrifts had 13.00 percent of assets in mortgage-backed securities and 15.73 percent in cash and investments. Dearborn's 80.38 percent share of deposits was higher than the comparable group, all thrifts, Midwest thrifts and Indiana thrifts, reflecting the Association's lower than average 6.34 percent ratio of borrowed funds to assets. The comparable group had deposits of 70.89 percent and borrowings of 18.03 percent. All thrifts averaged a 58.41 percent share of deposits and 29.76 percent of borrowed funds, while Midwest thrifts had a 63.54 percent share of deposits and a 24.06 percent share of borrowed funds. Indiana thrifts averaged a 68.51 percent share of deposits and an 19.54 percent share of borrowed funds. Dearborn had intangible assets of 0.31 percent at December 31, 2003, comprised of mortgage servicing rights, compared to 0.39 percent for the comparable group, 0.49 percent for all thrifts, 0.38 percent for Midwest thrifts and 0.22 percent for Indiana thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 43 and 44 and provide a synopsis of key sources of income and key expense items for Dearborn in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 45, for the twelve months ended December 31, 2003, Dearborn had a yield on average interest-earning assets lower than the comparable group, Midwest thrifts and Indiana thrifts, but higher than all thrifts. The Association's yield on interest-earning assets was 5.68 percent compared to the comparable group at 6.02 percent, all thrifts at 5.52 percent, Midwest thrifts at 5.78 percent and Indiana thrifts at 5.80 percent.

The Association's cost of funds for the twelve months ended December 31, 2003, was higher than all thrifts, but lower than the comparable group, Midwest thrifts and Indiana thrifts. Dearborn had an average cost of interest-bearing liabilities of 2.62 percent compared to 2.97 percent for the comparable group, 2.50 percent for all thrifts, 3.03 percent for Midwest thrifts and 3.01 percent for Indiana thrifts. The Association's higher yield on interest-earning assets and higher interest cost resulted in a net interest spread of 3.06 percent, which was virtually identical to the comparable group at 3.05 percent, nominally higher than all thrifts at 3.02 percent, and moderately higher than Midwest thrifts at 2.74 percent and Indiana thrifts at 2.79 percent. Dearborn generated a net interest margin of 3.35 percent for the twelve months ended December 31, 2003, based its ratio of net interest income to average interest-earning assets, which was modestly higher than the comparable group ratio of 3.29 percent. All thrifts averaged a lower 3.19 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 2.92 percent and Indiana thrifts at 3.00 percent.

Dearborn's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 44. The Association made a $12,000 provision for loan losses during the twelve months ended December 31, 2003, equal to 0.02 percent of average assets. The comparable group indicated a provision representing 0.19 percent of assets, with all thrifts at 0.18 percent, Midwest thrifts at 0.20 percent and Indiana thrifts at 0.35 percent.

Analysis of Financial Performance (cont.)

The Association's noninterest income was $517,000 or 0.66 percent of average assets for the twelve months ended December 31, 2003, including $297,087 in gains on the sale of loans and securities. Such a ratio of noninterest income to average assets was virtually identical to the comparable group at 0.65 percent, but significantly lower than all thrifts at 1.39 percent and Midwest thrifts at 1.60 percent, and modestly lower than Indiana thrifts at 0.80 percent. For the twelve months ended December 31, 2003, Dearborn's operating expense ratio was 2.23 percent of average assets, which was similar to the comparable group at 2.19 percent and lower than all thrifts at 2.33 percent, Midwest thrifts at 2.41 percent and Indiana thrifts at 2.42 percent.

The overall impact of Dearborn's income and expense ratios is reflected in the Association's net income and return on assets. For the twelve months ended December 31, 2003, the Association had an identical net and core ROAA of 1.03 percent. For its most recent four quarters, the comparable group had a modestly lower net ROAA of 0.96 percent and a modestly lower core ROAA of 0.95 percent. All publicly-traded thrifts averaged a higher 1.10 percent core ROAA, as did Midwest thrifts at 1.10 percent, with Indiana thrifts at a considerably lower 0.48 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Dearborn with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Association, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the level of non-interest expenses.

As discussed earlier, the Association's historical business model has focused on increasing its net interest income and net income; reducing its ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby improving its sensitivity measure and its overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and continuing to monitor its overhead expenses. In the future, the Association will continue to strive to increase its net interest spread and net interest margin; increase its non-interest income; increase the amount and consistency of its net income, return on assets and return on equity; and decrease its non-performing and classified assets, increase its ratio of interest sensitive assets relative to interest sensitive liabilities, and maintain its reasonable overhead expenses.

Earnings are generally related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Association was an active originator of mortgage and a modest originator of non-mortgage loans in fiscal years 2002 and 2003 and for the twelve months ended December 31, 2003. Dearborn also purchased modest volumes of residential and nonresidential loans during those periods.

From June 30, 2001, to June 30, 2002, net loans receivable decreased by $5.2 million from $65.7 million to $60.5 million, followed by a small increase of $445,000 to $60.9 million at June 30, 2003. By December 31, 2003, net loans increased by $1.1 million to $62.0 million, representing an annualized increase of $4.4 million or 7.2 percent. In fiscal years 2002 and 2003 and for the twelve months ended December 31, 2003, the greatest loan category increase was nonresidential real estate and land loans, followed by construction loans. All other categories indicated modest to moderate decreases during those periods.

The impact of Dearborn's primary lending efforts has been to generate a yield on average interest-earning assets of 5.68 percent for the twelve months ended December 31, 2003, compared to a higher 6.02 percent for the comparable group, a modestly lower 5.52 percent for all thrifts and a modestly higher 5.78 percent for Midwest thrifts. The Association's ratio of interest income to average assets was 5.60 percent for the twelve months ended December 31, 2003, which was slightly lower than the comparable group at 5.68 percent, but all thrifts at 5.02 percent and Midwest thrifts at 5.39 percent.

Dearborn's 2.62 percent cost of interest-bearing liabilities for the twelve months ended December 31, 2003, was moderately lower than the comparable group at 2.97 percent Midwest thrifts at 3.03 percent and modestly higher than all thrifts at 2.50 percent. The Association's resulting net interest spread of 3.06 percent for the twelve months ended December 31, 2003, was virtually identical to the comparable group at 3.05 percent, nominally higher than all thrifts at 3.02 percent and moderately higher than Midwest thrifts at 2.74. The Association's net interest margin of 3.35 percent, based on average interest-earning assets for the twelve months ended December 31, 2003, was very slightly higher than the comparable group at 3.29 percent, modestly higher than all thrifts at 3.19 percent and moderately higher than Midwest thrifts at 2.92 percent.

Including its gain on the sale of loans and investments, the Association's ratio of noninterest income to assets was 0.66 percent for the twelve months ended December 31, 2003, decreasing to 0.28 percent net of those gains. That 0.66 percent ratio of noninterest income to assets was virtually identical to the comparable group at 0.65 percent, but considerably lower than all thrifts at 1.39 percent and Midwest thrifts at 1.60 percent. The Association's operating expenses were slightly higher than the comparable group, slightly lower than all thrifts and modestly lower than Midwest thrifts. For the twelve months ended December 31, 2003, Dearborn had an operating expenses to assets ratio of 2.23 percent compared to 2.19 percent for the comparable group, 2.33 percent for all thrifts and 2.41 percent for Midwest thrifts.

For the twelve months ended December 31, 2003, Dearborn generated similar noninterest income and modestly higher noninterest expenses, and a very slightly higher net interest margin relative to its comparable group. As a result, the Association's net income was modestly higher than the comparable group based on the comparable group's net and core income for the twelve months ended December 31, 2003. Based on identical net and core earnings, the Association had a return on average assets of 1.03 percent in calendar year 2003, 0.99 percent in fiscal year 2003 and 0.75 percent in fiscal year 2002. For the twelve months ended December 31, 2003, the comparable group had a lower core ROAA of 0.95 percent, while all thrifts indicated a slightly higher 1.10 percent. The comparable group had a net ROAA of 0.96 percent for the twelve months ended December 31, 2003, with all thrifts at 1.31 percent and Midwest thrifts at 1.18 percent.

Earnings Performance (cont.)

The earnings stream and net earnings of Dearborn will continue to be dependent on both the overall trends in interest rates and also on the consistency, reliability and variation of its noninterest income and overhead expenses. Net of gains and losses, noninterest income indicated minor fluctuation from June 30, 2002, through December 31, 2003, and overhead expenses have increased moderately due to staffing increases. The Association's net interest margin, very slightly higher than the comparable group, has been the result of its lower cost of funds offsetting its lower yield on assets. Dearborn's cost of interest-bearing liabilities is likely to experience modest increases during the next few years, as short term rates increase from their record lows in 2003 and 2004 to date. Some upward pressure on lending rates is also anticipated, and Dearborn's composite yield on interest-earning assets is likely to increase moderately based on the mix and repricing interval of the Association's loan portfolio with its growing share of nonresidential mortgage loans and land loans. Adjustable-rate loans will likely be originated and reprice at higher rates, as will fixed-rate loans compared to their current portfolio yield, and investments should experience a modestly higher yield. In spite of the Association's relatively favorable market area, it is also likely that competition from both financial institutions and mortgage companies will limit the Association's ability to significantly increase rates on individual mortgage and non-mortgage loan products. Dearborn's success in achieving its objective to increase its overall net interest spread and net interest margin will relate to its ability to increase its costing savings and checking accounts and higher yielding nonresidential mortgage loans, rather than by significant rate changes on its loan and savings products. During the next few years, a possible modest to moderate increase in the Association's net interest spread and net interest margin will be dependent on Dearborn's marketing and cross-selling capability, as well as the demographic and economic characteristics and trends in its market area.

It is also recognized that Dearborn's current ROAA, slightly higher than that of its comparable group, has increased modestly since June 30, 2002, as have its net interest margin and net interest spread. Following conversion, it is anticipated that the Association's higher

Earnings Performance (cont.)

equity to assets ratio will result in decreases in ROAE until conversion proceeds can be deployed into higher yielding loans.

In recognition of the foregoing earnings related factors, with consideration to Dearborn's current performance measures, no adjustment has been made to Dearborn's pro forma market value for earnings performance.

MARKET AREA

Dearborn's primary market area for retail deposits and loans consists of Dearborn County, Indiana, including the city of Lawrenceburg. As discussed in Section II, since 1990, this market area has experienced larger population increases than the comparable group markets, Indiana and the United States, and an unemployment rate lower than in the United States and similar to or lower than the rate in Indiana. The unemployment rate in the Association's market area was 4.6 percent in 2002, compared to 5.1 percent in Indiana and a higher 5.8 percent in the United States. By November, 2003, the market area's unemployment rate had increased to 4.8 percent, with Indiana and the United States at 4.7 percent and 5.6 percent, respectively. Per capita income and median household income in Dearborn's market area have historically been and remain generally similar to state and national averages and modestly lower than the comparable group, reflecting the market area's lower unemployment rate. The median housing value in the Association's market area is 11.8 percent higher than Indiana, moderately higher than the comparable group and 24.4 percent lower than in the United States.

Dearborn's market area is both suburban and rural, with the services sector representing the primary source of employment, followed closely by the manufacturing and wholesale/retail sectors. The level of financial competition Dearborn's market area is strong, with commercial banks holding a majority of deposits. Although Dearborn has a strong penetration of thrift deposits, it nevertheless has a small share of total deposits. The Association experienced net decreases in deposits in each of its most recent three fiscal years, as deposits and interest credited were exceeded by withdrawals, and its average annual growth rate of was considerably lower than the comparable group.

In recognition of the foregoing factors, including deposit potential in a growing market, we believe that an upward adjustment is warranted for the Association's market area.

FINANCIAL CONDITION

The financial condition of Dearborn is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 40, 41 and 42. The Association's ratio of total equity to total assets was 11.53 percent at December 31, 2003, which was modestly higher than the comparable group at 10.31 percent, and moderately higher than all thrifts at 7.99 percent and Midwest thrifts at 9.02 percent. With a conversion at the midpoint, the Corporation's pro forma equity to assets ratio will increase to approximately 17.7 percent, and the Association's pro forma equity to assets ratio will increase to approximately 14.0 percent.

The Association's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Association's 80.38 percent ratio of deposits to total assets was significantly higher than the comparable group at 70.89 percent, all thrifts at 58.41 percent and Midwest thrifts at 63.54 percent. Those variations are directly related to Dearborn's 6.34 percent ratio of borrowed funds to assets, which was also lower than the comparable group at 18.03 percent, all thrifts at 29.76 percent and Midwest thrifts at 24.06 percent.

Dearborn had a similar 78.70 percent ratio of net loans to total assets at December 31, 2003, compared to the comparable group at 75.70 percent, although the Association's share of net loans was more significantly higher than all thrifts at 66.87 percent. The Association's 13.55

percent share of cash and investments was generally similar to the comparable group at 15.28 percent and also similar to all thrifts at 15.73 percent and Midwest thrifts at 15.69 percent; but Dearborn's 2.65 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 4.92 percent, all thrifts at 13.00 percent and Midwest thrifts at 8.25 percent.

Dearborn had intangible assets of $241,000 or 0.31 percent of total assets compared to a similar 0.39 percent for the comparable group, 0.49 percent for all thrifts and 0.38 for Midwest thrifts. The Association had a virtually identical 0.08 percent ratio of repossessed assets to total assets, compared to the comparable group at 0.09 percent, while all thrifts and Midwest thrifts had higher ratios of 0.12 percent and 0.17 percent, respectively. The financial condition of Dearborn is influenced by its nonperforming assets of $606,000 or 0.77 percent of assets at December 31, 2003, compared to a higher 1.02 percent for the comparable group, a similar 0.74 percent for all thrifts and a higher 1.00 percent for Midwest thrifts. It should be recognized that the Association's dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets at December 31, 2003, decreased considerably from $1.2 million or 1.98 percent of assets at June 30, 2002. On a calendar year basis, Dearborn's ratio of nonperforming assets to total assets was 0.41 percent, 0.53 percent and 2.81 percent at December 31, 2000, 2001 and 2002, respectively.

The Association had a higher 25.50 percent ratio of high risk real estate loans to assets compared to 17.24 percent for the comparable group, and the Association's share was also higher than all thrifts at 19.85 percent. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At December 31, 2003, Dearborn had $324,000 of allowances for loan losses, which represented 0.41 percent of assets and 0.51 percent of total loans. Those ratios are lower than the comparable group, which indicated allowances equal to 0.66 percent of assets and 0.91 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might

Financial Condition (cont.)

eventually be charged off. Dearborn's $324,000 of allowances for loan losses, represented a significantly lower 53.47 percent of nonperforming assets at December 31, 2003, compared to the comparable group's 91.87 percent, with all thrifts at 155.28 percent and Midwest thrifts at 100.66 percent. Dearborn's ratio of net charge-offs to average total loans was less than 0.01 percent of total loans for the twelve months ended December 31, 2003, compared to ratios to loans of 0.14 percent for the comparable group, 0.23 percent for all thrifts and 0.26 percent for Midwest thrifts. The Association's ratio of net charge-offs to average total loans was 0.01 percent in fiscal year 2002, but increased to 0.11 percent in fiscal year 2003. Relative to the comparable group, those ratios are reflective of the Association's maintenance of a lower ratio of reserves to loans and a lower ratio of reserves to nonperforming assets in anticipation of lower charge-offs in future years.

Historically, Dearborn has experienced higher levels of interest rate risk, as reflected by the exposure of its net portfolio value to negative changes under conditions of rising interest rates, but in recent periods, the Association's overall interest rate risk has improved considerably and is currently classified as minimal.

Overall, with particular consideration to the Association's asset quality, reserves, coverage, interest rate risk and shares of loans and deposits relative to the comparable group, we believe that no adjustment is warranted for Dearborn's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent four calendar years, Dearborn has been characterized by lower than average rates of growth in assets, loans and deposits. The Association's average annual asset growth rate from 2000 to 2003, was 2.2 percent, compared to a higher 8.7 percent for the comparable group, 11.3 percent for all thrifts and 8.0 percent for Midwest thrifts. The Association's lower asset growth rate is reflective primarily of its small average increase in loans

Asset, Loan and Deposit Growth (cont.)

during that four year period . The Bank's loan portfolio indicates an average annual increase of 2.3 percent from 2000 to 2003, compared to average growth rates of 7.6 percent for the comparable group, 11.3 percent for all thrifts and 7.5 percent for Midwest thrifts.

Dearborn's deposits indicate an average annual increase of 4.4 percent from December 31, 2000, to December 31, 2003. Annual deposit changes have been from a decrease of 5.0 percent in 2002 to an increase of 13.5 percent in 2001, compared to average growth rates of 9.8 percent for the comparable group, 11.7 percent for all thrifts and 8.3 percent for Midwest thrifts. Notwithstanding its lower rate of deposit growth, the Association has decreased its ratio of borrowed funds to assets from 14.82 percent at December 31, 2000, to 6.3 percent at December 31, 2003, with the Dearborn's share of borrowed funds being lower than the comparable group's 18.03 percent at December 31, 2003.

The Association's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to continue its loan origination activity. Dearborn's primary market area has experienced a strong increase rise in population and households between 1990 and 2000 and those increases are projected to continue at rates higher than state and national rates through 2008. The Association's primary market area also indicates 2000 per capita income similar to Indiana and the United States, combined with higher comparative levels of median household income. In 2000, housing values in Dearborn's market area were higher than Indiana but lower than the United States.

The Association's historical dependence on its current primary market area could result in lower asset growth in the future as a result of its competitive operating environment, notwithstanding strong growth in population and households projected for the future in the primary market area. Dearborn's projections indicate a very modest increase in deposits in 2004, reduced by the outflow of deposits to purchase stock. Total portfolio loans are projected to experience moderate growth in 2004, as conversion proceed are deployed in the second half of the year, with cash and investments moderating accordingly. Dearborn's competitive operating environment, together with its projected modest increase in deposits during the next few years, combined with moderate loan growth, should result in the continuation of lower asset and deposit growth for the Association relative to the comparable group.

Based on these factors, we have concluded that a downward adjustment to the Association's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation intends to pay an annual cash dividend of $0.48 per share following the completion of its stock conversion. Such a dividend results in a yield of 4.80 percent, based on the total number of shares outstanding following the conversion and the offering price per share of $10.00. Based on the pro forma earnings per share at the midpoint of the valuation range opined in this report, the corresponding payout ratio of a $0.48 dividend is 85.94 percent. The actual payment of cash dividends by the Corporation will be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 2.32 percent and a payout ratio of 42.57 percent.

In our opinion, an upward adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2003, investors' interest in new issues was generally positive and subscription levels were consistently high, although a few issues, including two second stage conversions, nevertheless received a less than strong reaction from the marketplace. Overall, although the reaction of IPO investors appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry, the smaller number of offerings appears to have concentrated greater subscription activity beyond the stronger institutions.

Dearborn will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.2 million or 16.6 percent of the stock offered to the public based on the appraised midpoint valuation. The Association will form an ESOP, which plans to purchase 8.0 percent of the total shares issued to the public in the current offering. Additionally, the Prospectus restricts to 10,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person, and to 20,000 shares by persons and associates acting in concert.

The Association has secured the services of Keefe, Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for second stage conversions, we believe that no adjustment is warranted for the Association's anticipated subscription interest.

LIQUIDITY OF THE STOCK

Dearborn will offer its shares through a subscription offering and, if required, a subsequent community offerings with the assistance of KBW. Dearborn will pursue at least two market makers for the stock.

The Association's proposed market capitalization pursuant to its public offering and shares to be issued is 55.6 percent smaller than the average of the comparable group, 69.6 percent smaller than publicly-traded thrifts in Indiana, and only about 2.5 percent the size of all publicly-traded thrifts. We have concluded, therefore, that a downward adjustment to the pro forma market value is warranted at this time relative to the liquidity of the stock.

MANAGEMENT

Edward L. Fischer currently serves as president and chief executive officer of the Association, a position he has held since 1996, and has served as president and chief executive officer of Dearborn Financial Corporation since its formation in 1999. Mr. Fischer joined Dearborn in 1993 as chief financial officer and treasurer. Other senior officers include Thomas J. Sicking, vice president; Delmar C. Schiferl, vice president-director of lending; and Steven R. Doll, vice president-chief financial officer.

Since 2002, the management of Dearborn have been successful in increasing the Association's loan portfolio and its ratio of loans to deposits, strengthening its net interest margin and ROAA, increasing its noninterest income and increasing its ratio of equity to assets. Nonperforming assets were significantly reduced in 2003 and their ratio to assets is currently lower than the comparable group and similar to the national average for publicly-traded thrift institutions, although Dearborn's ratios of allowance for loan losses to both total assets and gross loans remain considerably lower than comparable group and industry averages. The Association's asset, loan and deposit growth have lagged comparable group and industry

Management (cont.)

averages in its competitive operating environment. Dearborn's operating expenses have been and continue to be lower than the comparable group and industry averages, contributing to the Association's efficiency ratio being more favorable than the comparable group and industry averages.

Overall, we believe the Association to be professionally, knowledgeably and efficiently managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to prevail in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to thrift charters and the regulation of financial institutions.

The sixteen publicly-traded thrifts completing conversions or mutual holding company reorganizations in 2003 and to date in 2004 are currently trading at an average of 164.96 percent of book value, compared to all thrifts at a virtually identical164.28 percent and Indiana thrifts at a lower 128.66 percent. All but three of those sixteen IPOs closed at the super maximum of their valuation ranges, with two of those three being second stage conversions. The five second stage conversions completed between January 1, 2003, and February 27, 2004, are, however, trading at a much lower average 132.69 percent price to book value and a lower price to earnings multiple 28.73, compared to a multiple of 33.15 for all sixteen recent IPOs. Further, the one day, one week and one month percentage price changes for the those sixteen recent IPOs were 31.8 percent, 32.2 percent and 33.2 percent, respectively. The five second stage conversions experienced significantly smaller one day, one week and one month percentage price changes of 15.3 percent, 16.2 percent and 18.9 percent, respectively.

Marketing of the Issue (cont.)

We believe that a new issue discount applied to the price to book valuation approach continues and is considered to be reasonable and necessary in the pricing of the Corporation, particularly considering its second stage conversion. Consequently, we have made a downward adjustment to the Corporation's pro forma market value in recognition of the new issue discount.

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of DSA Financial Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to earnings methods.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

In applying each of the valuation methods, consideration was given to the adjustments to the Association's pro forma market value discussed in Section V. Downward adjustments were made for asset, loan and deposit growth, the liquidity of the stock and the marketing of the issue. Upward adjustments were made for the Association's market area and for dividend payments. No adjustments were made for the Association's earnings performance, financial condition, subscription interest and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. In the case of a second stage conversion such as Dearborn, however, the application of the prescribed formulary computation to a sale of less than all the shares based on the full valuation of the institution might return a value in excess of the book value of the institution. In most instances, nevertheless, such a value remains below current comparable market values.

Exhibit 48 shows the average and median price to book value ratios for the comparable group which were 137.03 percent and 137.25 percent, respectively. The full comparable group

Price to Book Value Method (cont.)

indicated a moderately wide range, from a low of 116.68 percent (Logansport Financial Corp.) to a high of 156.35 percent (CKF Bancorp, Inc.). The comparable group had modestly higher average and median price to tangible book value ratios of 143.30 percent and 140.67 percent, respectively, with the range of 116.68 percent to a higher 176.02 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 125.23 percent to a high of 151.60; and the comparable group's price to tangible book value range also narrowed modestly from a low of 127.63 percent to a high of 168.70, with the same institutions representing the limits of both ranges.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 91.24 percent and a price to tangible book value ratio of 91.21 percent at the midpoint. The price to book value ratio increases from 82.83 percent at the minimum to 105.67 percent at the super maximum, while the price to tangible book value ratio increases from 82.94 percent at the minimum to 105.78 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 91.24 percent and 91.21 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 47, are influenced by the Association's capitalization, local market and percentage of public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 17.65 percent compared to 10.31 percent for the comparable group. Based on the price to book value ratio and the Association's total equity of $9,091,000 at December 31, 2003, the indicated pro forma market value of the Association using this approach is $14,037,360 at the midpoint (reference Exhibit 47).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Dearborn's after tax net earnings for the twelve months ended December 31, 2003, was $806,000, which also represents the Association's core earnings for that period. To opine the pro forma market value of the Corporation by using the price to earnings method, we applied that earnings base of $806,000 in the context of core earnings.

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 15.27, while the median was 14.81. The average price to net earnings multiple was a similar 15.04 and the median multiple was 14.52. The comparable group's price to core earnings multiple was lower than the 22.42 average multiple for all publicly-traded, FDIC-insured thrifts and also lower than their median of 17.98. The range in the price to core earnings multiple for the comparable group was from a low of 12.88 (Southern Missouri Bancorp) to a high of 19.77 (Community Investors Bancorp). The range in the price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 12.97 to a high of 18.04 times earnings for eight of the ten institutions in the group, indicating a very slight narrowing of the range.

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 17.01 at the midpoint, based on Dearborn's core earnings of $806,000 for twelve months ended December 31, 2003.

Based on the Association's core earnings base of $806,000 (reference Exhibit 47), the pro forma market value of the Corporation using the price to earnings method is $13,905,625 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Exhibit 48 indicates that the average price to assets ratio for the comparable group was 14.21 percent and the median was 13.09 percent. The range in the price to assets ratios for the comparable group varied from a low of 11.06 percent (AMB Financial Corp.) to a high of 20.97 percent (Home Loan Financial Corp). The range narrows modestly with the elimination of the two extremes in the group to a low of 11.92 percent and a high of 16.49 percent.

Based on the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 16.56 percent at the midpoint, which ranges from a low of 14.21 percent at the minimum to 21.36 percent at the super maximum.

Based on the Association's December 31, 2003, asset base of $78,820,000, the indicated pro forma market value of the Corporation using the price to assets method is $14,101,180 at the midpoint (reference Exhibit 47).

VALUATION CONCLUSION

Exhibit 53 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the valuation approaches. At the midpoint value, the price to book value ratio of 91.24 percent for the Corporation represents a discount of 33.41 percent relative to the comparable group and decreases to 23.01 percent at the super maximum. The price to core earnings multiple of 17.01 for the Corporation at the midpoint value indicates a premium of 11.39 percent, increasing to a premium of 47.44 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 16.52 percent, increasing to a premium of 50.25 percent at the super maximum.

It is our opinion that as of February 27, 2004, the pro forma market value of the Corporation, is $14,000,000 at the midpoint, representing 1,400,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $11,900,000 or 1,190,000 shares at $10.00 per share to a maximum of $16,100,000 or 1,610,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $18,515,500 or 1,851,500 shares at $10.00 per share (reference Exhibits 49 to 52).

Our valuation assumptions, process and conclusions recognize that minority public shareholders collectively own 48.4 percent of the Association's outstanding shares, and that the current offering contemplates the sale of the 51.6 percent of the outstanding shares currently owned by Dearborn Financial Corporation, the Association's mid-tier holding company. As indicated in Exhibit 47, in the conversion, each minority share will be exchanged for 2.8886 shares of the Corporation at the midpoint of the offering range, with that exchange ratio being 2.4553 shares, 3.3219 shares and 3.8201 shares at the minimum, maximum and adjusted maximum of the offering range, respectively.

Valuation Conclusion (cont.)

The appraised value of DFS Financial Corporation as of February 27, 2004, is $14,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

DSA FINANCIAL CORPORATION
LAWRENCEBURG, INDIANA

Consolidated Statements of Financial Condition
At December 31, 2003 and June 30, 2003
(In thousands)

	At December 31, 2003	At June 30, 2003
ASSETS		
Cash and due from banks	$ 1,129	$ 2,042
Interest-bearing deposits in other financial institutions	2,990	1,680
Cash and cash equivalents	4,119	3,722
Certificates of deposits in other financial institutions	196	293
Investment securities held-to-maturity - at cost, approximate market value of $2,822 and $2,595 at December 31, 2003 and June 30, 2003	2,894	2,620
Investment securities designated as available-for-sale - at market	3,499	5,033
Mortgage-backed securities designated as available-for-sale - at market	2,087	3,169
Loans receivable - net	60,739	58,796
Loans held-for-sale - at lower of cost or market	1,290	2,320
Real estate acquired through foreclosure	62	179
Office premises and equipment - at depreciated cost	567	579
Stock in Federal Home Loan Bank - at cost	1,079	1,039
Accrued interest receivable on loans	276	313
Accrued interest receivable on investments	27	57
Cash surrender value of life insurance	1,734	1,694
Prepaid expenses and other assets	135	125
Prepaid federal income taxes	5	--
Deferred federal income taxes	111	56
Total Assets	$ 78,820	$ 79,995
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 63,359	63,806
Borrowings from the Federal Home Loan Bank	5,000	6,000
Accounts payable on mortgage loans serviced for others	50	108
Accrued interest payable	10	17
Advances by borrowers for taxes and insurance	308	200
Other liabilities	922	960
Accrued federal income taxes	--	29
Deferred federal income taxes	--	--
Total liabilities	69,649	71,120
STOCKHOLDERS' EQUITY		
Preferred stock - 2,000,000 shares authorized; no shares issued	--	--
Common stock - 8,000,000 shares of $.10 par value authorized; 484,579 shares issued and outstanding at both December 31, 2003 and June 30, 2003	49	49
Additional paid-in capital	2,224	2,224
Retained earnings - restricted	7,118	6,876
Accumulated comprehensive income, unrealized gains on securities designated as available-for-sale, net of related tax effects	(18)	8
Shares acquired by stock benefit plan	(282)	(282)
Total stockholders' equity	9,091	8,875
Total liabilities and stockholders' equity	$ 78,740	$ 79,995

Source: DSA Financal Corporation's audited financial statement

EXHIBIT 2

DSA FINANCIAL CORPORATION
LAWRENCEBURG, INDIANA

Consolidated Statements of Financial Condition
At June 30, 1999 through 2002

	June 30,			
	2002	2001	2000	1999
	(In thousands)			
ASSETS				
Cash and due from banks	$ 1,497	$ 1,149	$ 675	$ 868
Interest bearing deposits in other financial institutions	6,880	4,535	--	1,125
Cash and cash equivalents	8,377	5,684	675	1,993
Certificates of deposit in other financial institutions	283	368	363	452
Investment securities held-to-maturity - at cost, approximate market value of $1,636, $1,598,$1,140, and $2,641 at June 30, 1999, 2000, 2001 and 2002, respectively	2,643	1,129	1,676	1,683
*Investment securities designated as available-for-*sale - at market	4,539	8,342	7,642	5,318
Mortgage-backed securities held-to-maturity - at market	6,513	5,482	--	--
Loans receivable - net	60,339	65,340	59,570	51,596
Loans held-for-sale - at lower of cost or market	133	123	1,981	--
Office premises and equipment - at depreciated cost	667	722	747	711
Stock in Federal Home Loan Bank - at cost	1,026	1,026	1,026	1,026
Accrued interest receivable on loans	372	426	406	309
Accrued interest receivable on investments	88	181	231	140
Cash surrender value of life insurance	1,609	1,523	1,442	1,374
Prepaid expenses and other assets	108	98	90	119
Prepaid federal income taxes	--	--	--	52
Deferred tax asset	--	--	60	3
Total assets	$ 86,697	$ 90,444	$ 75,909	$ 64,776
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Deposits	$ 67,908	$ 71,720	$ 56,184	$ 45,941
Borrowings from the Federal Home Loan Bank	9,000	9,500	11,044	10,500
Accounts payable on mortgage loans serviced for others	151	75	85	68
Accrued interest payable	31	141	82	102
Advances by borrowers for taxes and insurance	103	121	100	138
Other liabilities	943	841	637	589
Accrued federal income taxes	46	56	--	--
Deferred income taxes	57	20	146	--
Total liabilities	78,239	82,474	68,278	57,338
STOCKHOLDERS' EQUITY				
Preferred stock - 2,000,000 shares authorized; no shares issued	--	--	--	--
Common stock - 8,000,000 shares of $.10 par value authorized; 466,545, 466,405, 466,545 and 466,545 shares issued and outstanding as of June 30, 1999, 2000, 2001 and 2002, respectively	47	47	47	47
Additional paid-in capital	1,899	1,879	1,879	1,877
Retained earnings, restricted	6,424	6,079	5,901	5,602
Accumulated comprehensive gain(loss), unrealized gains (losses) on securities designated as available-for-sale, net of related tax effects	88	(35)	(196)	(88)
Total stockholders' equity	8,458	7,970	7,631	7,438
Total liabilities and stockholders' equity	$ 86,697	$ 90,444	$ 75,909	$ 64,776

Source: DSA Financial Corporation's audited financial statements

EXHIBIT 3

DSA FINANCIAL CORPORATION
LAWRENCEBURG, INDIANA

Consolidated Statements of Earnings
For the Six Months Ended December 31, 2003 and the Year Ended June 30, 2003
(In Thousands)

	Six Months Ended December 31, 2003	Year ended June 30, 2003
INTEREST INCOME		
Loans	$ 1,943	$ 3,985
Mortgage-backed securities	8	36
Investment securities	114	530
Interest-bearing deposits and other	42	125
Total interest income	2,107	4,676
INTEREST EXPENSE		
Deposits	715	2,007
Borrowings	120	310
Total interest expense	835	2,317
Net interest income	1,272	2,359
Provision for losses on loans	12	6
Net interest income after provision for losses on loans	1,260	2,353
OTHER INCOME		
Gain on sale of loans	155	399
Gain (loss) on sale of investment and mortgage-backed securities	(13)	112
Gain (loss) on sale of real estate acquired through foreclosure	2	(13)
Other operating	81	114
Cash surrender value of life insurance	41	84
Total other income	266	696
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE		
Employee compensation and benefits	529	1,068
Occupancy and equipment	80	174
Federal deposit insurance premiums	5	11
Data processing	42	84
Other operating	205	423
Total general, administrative and other expense	861	1,760
Earnings before income taxes	665	1,289
Federal income taxes	259	485
Net earnings	$ 406	$ 804

Source: DSA Financial Corporation's audited financial statement

EXHIBIT 4

DSA FINANCIAL CORPORATION
LAWRENCEBURG, INDIANA

Consolidated Statements of Income
For the years ended June 30, 1999 through 2002

	Year ended June 30,			
	2002	2001	2000	1999
	(In thousands)			
INTEREST INCOME				
Loans	$ 4,842	$ 5,369	$ 4,634	$ 3,997
Mortgage-backed securities	254	55	--	--
Investment securities	466	547	644	380
Interest-bearing deposits and other	206	255	168	296
Total interest income	5,768	6,226	5,446	4,673
INTEREST EXPENSE				
Deposits	2,979	3,396	2,567	2,245
Borrowings	586	715	665	762
Total interest expense	3,565	4,111	3,232	3,007
Net interest income	2,203	2,115	2,214	1,666
Provision for losses on loans	35	--	--	--
Net interest income after provision for losses on loans	2,168	2,115	2,214	1,666
OTHER INCOME				
Gain on sale of loans	177	77	12	47
Gain (loss) on sale of investment and mortgage-backed securities	40	(12)	(3)	--
Gain (loss) on sale of real estate acquired through foreclosure	--	--	--	17
Other operating	137	238	204	198
Cash surrender value of life insurance	86	--	--	--
Total other income	440	303	213	262
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE				
Employee compensation and benefits	907	855	776	710
Occupancy and equipment	170	163	158	138
Federal deposit insurance premiums	13	11	19	26
Other operating	492	573	593	459
Total general, administrative and other expense	1,582	1,602	1,546	1,333
Earnings before income taxes	1,026	816	881	595
Federal income taxes	376	248	277	178
Net earnings	$ 650	$ 568	$ 604	$ 417

Source: DSA Financial Corporation's audited financial statements

EXHIBIT 5

Selected Financial Information
At Six Months Ended December 31, 2003, and
At June 30, 2002 and 2003

	At December 31, 2003	At June 30, 2003	At June 30, 2002
		(In thousands)	
Selected Financial Condition Data:			
Total assets	$ 78,820	$ 79,995	$ 86,697
Loans, net	62,029	61,116	60,472
Investment securities available-for-sale	3,499	5,033	4,539
Mortgage-backed securities available-for-sale	2,087	3,169	6,513
Securities held-to-maturity	2,894	2,620	2,643
Deposits	63,359	63,806	67,908
Borrowings	5,000	6,000	9,000
Stockholders' equity	9,091	8,875	8,458

Source: DSA Financial Corporation's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Six Months Ended December 31, 2002 and 2003
For the Years Ended June 30, 2002 and 2003

	Six Months Ended December 31,		Years Ended June 30,	
	2003	2002	2003	2002
	(In thousands)			
Selected Operations Data:				
Interest and dividend income	$ 2,107	$ 2,432	$ 4,676	$ 5,768
Interest expense	835	1,365	2,317	3,565
Net interest income	1,272	1,067	2,359	2,203
Provision for loan losses	12	6	6	35
Net interest income after provision for loan losses	1,260	1,061	2,353	2,168
Noninterest income	266	445	696	440
Noninterest expense	861	872	1,760	1,582
Income before income taxes	665	634	1,289	1,026
Income tax expense	259	230	485	376
Net income	$ 406	$ 404	$ 804	$ 650

Source: DSA Financial Corporation's Prospectus

EXHIBIT 7

Normalized Earnings Trends
For the Twelve Months Ended December 31, 2003 and
For the Fiscal Years Ended June 30, 2002 and 2003

	Twelve months Ended December 31, 2003	Years ended June 30, 2003	Years ended June 30, 2002
	(Dollars In Thousands)		
Net income before taxes	$ 1,320	$ 1,289	$ 1,026
Expense adjustments	--	--	--
Income adjustments			
Gain on mortgage-backed securities	--	(72)	--
Normalized earnings before taxes	1,320	1,217	1,026
Taxes [(1)]	514	445 [(1)]	376
Normalized earnings after taxes	$ 806	$ 772	$ 650

[(1)] Based on tax rate of 36.6 percent.

Source: DSA Financial Corporation's audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
For the Years Ended June 30, 2002 and 2003 and
For the Six Months Ended December 31, 2003

	Six Months Ended December 31,		Years Ended June 30,	
	2003	2002	2003	2002
Selected Financial Ratios and Other Data:				
Performance Ratios:				
Return on assets (ratio of net income to average total assets)[1]	1.02%	0.98%	0.99%	0.75%
Return on equity (ratio on net income to average equity)[1]	8.99%	9.53%	9.36%	8.09%
Average interest rate spread[1][2]	3.16%	2.47%	2.84%	2.38%
Net interest margin[3]	3.36%	2.71%	3.04%	2.67%
Efficiency ratio[4]	55.98%	57.67%	57.61%	59.86%
Noninterest expense to average total assets[1]	2.17%	2.11%	2.16%	1.83%
Average interest-earning assets to average interest-bearing liabilities	109.27%	106.78%	107.08%	106.46%
Asset Quality Ratios:				
Nonperforming assets to total assets	0.77%	1.44%	0.52%	1.42%
Nonperforming loans to total loans	0.84%	0.96%	0.38%	1.98%
Allowance for loan losses to nonperforming loans	59.67%	63.72%	131.93%	29.23%
Allowance for loan losses to loans, net	0.50%	0.61%	0.50%	0.58%
Capital Ratios:				
Equity to total assets at end of period	11.53%	11.22%	11.09%	9.76%
Average equity to average assets	11.39%	10.24%	10.54%	9.31%
Tier 1 leverage ratio (bank only)	20.02%	20.82%	19.63%	18.76%

(1) Ratios for the six months ended December 31, 2002 and 2003 are annualized.

(2) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: DSA Financial Corporation's Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Six Months Ended December 31, 2003 and
For the Year Ended June 30, 2003

	Six months ended December 31, 2003 vs. 2002			Years Ended June 30, 2003 vs. 2002		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 153	$ (270)	$ (117)	$ (413)	$ (444)	$ (857)
Securities available-for-sale	(67)	(71)	(138)	155	(91)	64
Securities held-to-maturity	11	(29)	(18)	(72)	(146)	(218)
Interest-earning deposits & other	(63)	11	(52)	(37)	(44)	(81)
Total interest-earning assets	34	(359)	(325)	(367)	(725)	(1,092)
Interest-bearing liabilities:						
Passbook accounts	(52)	(132)	(184)	83	(209)	(126)
Monty market/NOW accounts	(61)	(139)	(200)	(25)	(166)	(191)
Certificates of deposit	84	(169)	(85)	(189)	(466)	(655)
	$ (29)	$ (440)	$ (469)	$ (131)	$ (841)	$ (972)
FHLB advances	(11)	(50)	(61)	(189)	(87)	(276)
Total interest-bearing liabilities	(40)	(490)	(530)	(320)	(928)	(1,248)
Change in net interest income	$ 74	$ 131	$ 205	$ (47)	$ 203	$ 156

Source: DSA Financial Corporation's Prospectus

EXHIBIT 10

Yield and Cost Trends
At December 31, 2003 and
For the Six Months Ended December 31, 2002 and 2003 and
For the Fiscal Years Ended June 30, 2002 and 2003

	At December 31,	Six Months Ended December 31,		Fiscal Years Ended June 30,	
	2003	2003	2002	2003	2002
	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:					
Loans	6.19%	6.26%	7.15%	7.02%	7.76%
Investment securities	3.09%	2.85%	4.29%	4.20%	5.07%
Mortgage-backed securities	3.24%	0.68%	3.70%	1.40%	6.11%
Interest-earning deposits and other	2.26%	2.61%	2.32%	2.28%	3.00%
Total interest-earning assets	5.62%	5.57%	6.17%	6.04%	6.98%
Interest-bearing liabilities:					
Savings deposits	1.41%	1.43%	2.73%	2.22%	3.23%
Money market/NOW deposits	0.87%	0.91%	3.54%	2.50%	3.91%
Certificates of deposit	2.87%	3.04%	4.04%	3.73%	5.09%
Total deposits	2.15%	2.25%	3.49%	3.02%	4.36%
FHLB advances	4.05%	4.30%	6.08%	5.26%	6.32%
Total interest-bearing liabilities	2.29%	2.41%	3.70%	3.20%	4.60%
Net interest rate spread[1]	3.33%	3.16%	2.47%	2.84%	2.38%
Net interest margin [2]	--	3.36%	2.71%	3.04%	2.67%
Average interest-earning assets to interest-bearing liabilities		109.27%	106.78%	107.08%	106.46%

[1] Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

[2] Net interest margin represents net interest income divided by average total interest-earning assets.

Source: DSA Financial Corporation's Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At December 31, 2003

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 8,359	$ (3,493)	(29.0)	10.77%	(366)
200	9,612	(2,240)	(19.0)	12.14	(230)
100	10,809	(1,043)	(9.0)	13.39	(104)
--	11,852	--	--	14.43	--
(100)	12,387	535	5.00	14.92	48

(1) Expressed in basis points.

Source: DSA Financial Corporation's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At June 30, 2002 and 2003 and
At December 31, 2003

	At December 31,		At June 30,			
	2003		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Residential real estate:						
One- to four-family	$ 37,723	58.04%	$ 39,259	62.34%	$ 39,690	64.01%
Multi-family residential	2,842	4.37%	2,760	4.38%	3,910	6.30%
Construction	5,327	8.19%	4,330	6.87%	4,268	6.88%
Total residential real estate loans	45,892		46,349		47,868	
Nonresidential real estate and land	17,254	26.54%	14,681	23.31%	11,851	19.11%
Consumer and other loans	1,860	2.86%	1,955	3.10%	2,296	3.70%
Total loans	$ 65,006	100.00%	$ 62,985	100.00%	$ 62,015	100.00%
Other items:						
Deferred loan origination costs	13		21		--	
Deferred loan origination fees	--		--		(31)	
Undisbursed portion of loans in process	(2,907)		(1,798)		(1,315)	
Mortgage servicing rights	241		222		162	
Allowance for loan losses	(324)		(314)		(359)	
Total loans, net	$ 62,029		$ 61,116		$ 60,472	

Source: DSA Financial Corporation's Prospectus

EXHIBIT 13

Loan Maturity Schedule
At June 30, 2003

	One- to Four-family Residential	Multi-family Residential	Construction	Nonresidential Real Estate and Land	Consumer and Other	Total Loans
			(In thousands)			
Due During the Years Ending June 30,						
2004	$ 1,391	$ 49	$ 498	$ 892	$ 256	$ 3,086
2005 to 2006	3,047	110	1,095	2,008	576	6,836
2007 to 2008	3,441	128	653	2,345	676	7,243
2009 to 2013	9,752	416	969	4,208	447	15,792
2014 to 2023	13,998	1,479	1,115	5,228	--	21,820
2024 and beyond	7,630	578	--	--	--	8,208
Total	$ 39,259	$ 2,760	$ 4,330	$ 14,681	$ 1,955	$ 62,985

	Due after June 30, 2004		
	Fixed Rate	Adjustable Rate	Total
		(In thousands)	
One- to four-family residential	$ 23,383	$ 14,485	$ 37,868
Multi-family residential	580	2,131	2,711
Construction	1,136	2,696	3,832
Nonresidential real estate and land	4,295	9,494	13,789
Consumer and other loans	1,273	426	1,699
Total	$ 30,667	$ 29,232	$ 59,899

Source: DSA Financial Corporation's Prospectus

EXHIBIT 14

Delinquent Loans
At December 31, 2003 and
At June 30, 2002 and 2003

	Loans Delinquent For					
	60 -89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
At December 31, 2003						
One- to four-family	8	$ 302	6	$ 531	14	$ 833
Multi-family residential	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Nonresidential real estate and land	--	--	--	--	--	--
Consumer another loans	9	247	2	12	11	259
Total	17	$ 549	8	$ 543	25	$ 1,092
At June 30, 2003						
One- to four-family	6	$ 485	3	$ 220	9	$ 705
Multi-family residential	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Nonresidential real estate and land	--	--	--	--	--	--
Consumer and other loans	7	256	3	18	10	274
Total	13	$ 741	6	$ 238	19	$ 979
At June 30, 2002						
One- to four-family	5	400	3	213	8	613
Multi-family residential	--	--	--	--	--	--
Construction	--	--	1	127	1	127
Nonresidential real estate and land	--	--	1	876	1	876
Consumer and other loans	5	50	1	12	6	62
Total	10	$ 450	6	$ 1,228	16	$ 1,678

Source: DSA Financial Corporation's Prospectus

EXHIBIT 15

Nonperforming Assets
At June 30, 2002 and 2003, and
At December 31, 2003

	At December 31, 2003	At June 30 2003	At June 30 2002
	(Dollars in thousands)		
Nonaccruing loans:			
One- to four-family	$ 229	$ 99	$ 50
Multi-family residential	--	--	--
Construction	--	--	127
Nonresidential real estate and land	--	--	876
Consumer and other	12	18	12
Total nonperforming loans	$ 241	$ 117	$ 1,065
Loans greater than 90 days delinquent and still accruing:			
One- to four-family	$ 302	$ 121	$ 163
Multi-family residential	--	--	--
Construction	--	--	--
Nonresidential real estate and land	--	--	--
Consumer and other loans	--	--	--
Total loans 90 days and still accruing	$ 302	$ 121	$ 163
Total nonperforming loans	$ 543	$ 238	$ 1,228
Real estate owned:			
One- to four-family	$ 63	$ 138	$ --
Multi-family residential	--	--	--
Construction	--	41	--
Nonresidential real estate and land	--	--	--
Consumer and other loans	--	--	--
Total real estate owned	63	179	0
Total nonperforming assets	$ 606	$ 417	$ 1,228
Ratios:			
Nonperforming loans to total loans	0.84%	0.38%	1.98%
Nonperforming assets to total assets	0.77%	0.52%	1.42%

Source: DSA Financial Corporation's Prospectus

EXHIBIT 16

Classified Assets
At December 31, 2003 and at June 30, 2003

	December 31, 2003	June 30, 2003
	(In thousands)	
Classified Assets:		
Substandard	$ 297	$ 281
Doubtful assets	2	5
Loss assets	0	0
Total	$ 299	$ 286

Source: DSA Financial Corporation's Prospectus

EXHIBIT 17

Allowance for Loan Losses
For the Years Ended June 20, 2002 and 2003 and
For the Six Months Ended December 31, 2002 and 2003

	At or for the Six months ended December 31,		For the years ended June 30,	
	2003	2002	2003	2002
	(Dollars in thousands)			
Balance at beginning of period	$ 314	$ 359	$ 359	$ 330
Charge-offs:				
One- to four-family	--	--	--	--
Multi-family residential	--	--	--	--
Construction	--	36	46	--
Nonresidential real estate and land	--	--	--	--
Consumer and other loans	3	--	18	9
Total charge-offs	3	36	64	9
Recoveries:				
One- to four-family	--	--	--	1
Multi-family residential	--	--	--	--
Construction	--	--	--	--
Nonresidential real estate and land	--	--	--	--
Consumer and other loans	1	3	3	2
Total recoveries	1	3	3	3
Net (charge-offs) recoveries	(2)	(33)	(61)	(6)
Provision for loan losses	12	6	16	35
Balance at end of year	$ 324	$ 332	$ 314	$ 359
Ratios:				
Net charge-offs to average loans outstanding (annualized)	0.01%	0.11%	0.09%	0.01%
Allowance for loan losses to nonperforming loans	59.67	63.72	131.93	29.23
Allowance for loans losses to total loans	0.50	0.61	0.50	0.58

Source: DSA Financial Corporation's Prospectus

EXHIBIT 18

Investment Portfolio Composition
At June 30, 2002 and 2003 and
At December 31, 2003

	At December 31, 2003		At June 30, 2003		At June 30, 2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Held-to-Maturity						
Investment securities:						
U.S. government agency securities	$ 2,000	$ 1,927	$ 2,000	$ 1,990	$ 2,018	$ 2,028
Trust preferred securities	470	471	468	453	464	452
Municipal obligation	424	424	152	152	161	161
Total investment securities held-to-maturity	$ 2,894	$ 2,822	$ 2,620	$ 2,595	$ 2,643	$ 2,641
Available-for-Sale						
Investment securities:						
U.S. government securities	$ 2,000	$ 1,997	$ 2,000	$ 2,033	$ 4,463	$ 4,539
Asset management funds	1,501	1,502	3,000	3,000	--	--
Total investment securities available-for-sale	3,501	3,499	5,000	5,033	4,463	4,539
Mortgage-backed securities:						
Pass-through securities:						
Fannie Mae	--	--	--	--	2,033	2,055
Freddie Mac	--	--	--	--	856	865
CMO's:						
Fannie Mae	693	690	1,243	1,240	2,773	2,790
Freddie Mac	1,419	1,397	1,946	1,929	793	803
Total mortgage-backed securities available-for-sale	2,112	2,087	3,189	3,169	6,455	6,513
Total securities available-for-sale	$ 5,613	$ 5,586	$ 8,189	$ 8,202	$ 10,918	$ 11,052

Source: DSA Financial Corporation's Prospectus

EXHIBIT 19

Mix of Deposits
At December 31, 2003 and at June 30, 2002 and 2003

	At December 31, 2003		At June 30, 2003		At June 30, 2002	
	Average Balance	Percent	Average Balance	Percent	Average Balance	Percent
			(Dollars in thousands)			
Deposit type:						
Passbook accounts	$ 19,187	30.29%	$ 18,980	29.75%	$ 23,079	33.99%
Money market deposits	4,594	7.25%	4,468	7.00%	9,473	13.95%
NOW accounts	3,898	6.15%	4,880	7.65%	4,673	6.88%
Total transaction accounts	27,679	43.69%	28,328	44.40%	37,225	54.82%
Certificates of deposit	35,680	56.31%	35,478	55.60%	30,683	45.18%
Total deposits	$ 63,359	100.00%	$ 63,806	100.00%	$ 67,908	100.00%

Source: DSA Financial Corporation's Prospectus

EXHIBIT 20

Certificates of Deposit by Maturity
At December 31, 2003 and at June 30, 2003

	At December 31, 2003					
	Period to Maturity					
	Less Than One Year	One to Two Years	Two to Three Years	More Than Three Years	Total	Percent of Total
	(In thousands)					
Interest Rate Range:						
2.00% and below	$ 7,122	$ 233	$ --	$ --	$ 7,355	20.61%
2.01% to 3.00%	12,462	3,681	953	--	17,096	47.92%
3.01% to 4.00%	5,553	635	550	20	6,758	18.94%
4.01% to 5.00%	528	199	85	161	973	2.73%
5.01% to 6.00%	2,708	13	8	284	3,013	8.44%
6.01% and above	485	--	--	--	485	1.36%
	$ 28,858	$ 4,761	$ 1,596	$ 465	$ 35,680	100.01%

	At June 30, 2003					
	Period to Maturity					
	Less Than One Year	One to Two Years	Two to Three Years	More Than Three Years	Total	Percent of Total
	(In thousands)					
Interest Rate Range:						
2.00% and below	$ 3,647	$ 229	$ --	$ --	$ 3,876	10.93%
2.01% to 3.00%	11,621	4,282	666	--	16,569	46.70%
3.01% to 4.00%	4,844	3,318	636	349	9,147	25.78%
4.01% to 5.00%	1,138	390	182	244	1,954	5.51%
5.01% to 6.00%	2,816	62	13	286	3,177	8.95%
6.01% and above	519	236	--	--	755	2.13%
	$ 24,585	$ 8,517	$ 1,497	$ 879	$ 35,478	100.00%

Source: DSA Financial Corporation's Prospectus

EXHIBIT 21

Borrowed Funds Activity
At June 30, 2002 and 2003 and
At December 31, 2002 and 2003

	At or For the Six Months Ended December 31,		At or For the Years Ended June 30,	
	2003	2002	2003	2002
	(Dollars in thousands)			
Balance at end of period	$ 5,000	$ 4,000	$ 6,000	$ 9,000
Average balance during period	5,576	5,952	5,888	9,265
Maximum outstanding at any month end	7,000	9,000	9,000	9,500
Weighted average interest rate at end of period	4.05%	5.44%	4.35%	6.20%
Average interest rate during period	4.30%	6.08%	5.26%	6.32%

Source: DSA Financial Corporation's Prospectus

EXHIBIT 22

OFFICES OF DEARBORN SAVINGS ASSOCIATION, F.A.
LAWRENCEBURG, INDIANA
December 31, 2003

Location	Owned or Leased
Main Office 118 Walnut Street Lawrenceburg, Indiana 47025	Owned
Branch Office 141 Ridge Avenue Lawrenceburg, Indiana 47025	Owned

Source: DSA Financial Corporation's Prospectus

EXHIBIT 23

DIRECTORS AND MANAGEMENT OF THE ASSOCIATION
At December 31, 2003

Name	Position(s) Held with the Bank	Age [(1)]	Director Since	Term Expires
Robert P. Sonntag	Chairman of the Board	69	1971	2004
Edward L. Fischer	President and Chief Executive Officer	51	2002	2005
Ronald J. Denney	Director	55	2000	2006
David P. Lorey	Director	47	2000	2004
Richard Meador, III	Director	68	1987	2005
Dr. Dennis Richter	Director	55	1990	2006
Thomas J. Sicking	Vice President	63	--	--
Steven R. Doll	Vice President and Chief Financial Officer	51	--	--
Delmar C. Schiferl	Vice President/Director of Lending	42	--	--

[(1)] At December 31, 2003

Source: DSA Financial Corporation's Prospectus

EXHIBIT 24

Key Demographic Data and Trends
Dearborn County, Indiana; Hamilton County, Ohio;
Boone and Kenton Counties, Kentucky; Indiana and the United States
1990, 2000 and 2008

	1990	2000	% Change	2008	% Change
Population					
Dearborn County	38,835	46,109	18.7%	50,868	10.3%
Boone County, Kentucky	57,589	85,991	49.3%	119,913	39.4%
Kenton County, Kentucky	142,031	151,464	6.6%	157,871	4.2%
Hamilton County, Ohio	866,228	845,303	(2.4%)	809,107	(4.3)%
Indiana	5,544,159	6,080,485	9.7%	6,262,900	3.0%
United States	248,709,873	281,421,906	13.2%	294,085,892	4.5%
Households					
Dearborn County	13,584	16,832	23.9%	19,080	13.4%
Boone County, Kentucky	15,713	33,351	112.3%	44,648	33.9%
Kenton County, Kentucky	52,733	63,571	20.6%	63,690	0.2%
Hamilton County, Ohio	338,705	346,790	2.4%	341,725	(1.5)%
Indiana	2,064,246	2,336,306	13.2%	2,425,086	3.8%
United States	91,947,410	105,480,101	14.7%	111,070,546	5.3%
Per Capita Income					
Dearborn County	$ 12,542	$ 20,998	67.4%	--	--
Boone County, Kentucky	13,576	23,535	73.4%	--	--
Kenton County, Kentucky	13,587	22,085	62.5%	--	--
Hamilton County, Ohio	15,354	24,053	56.7%	--	--
Indiana	13,149	20,010	52.2%	--	--
United States	12,313	21,684	76.1%	--	--
Median Household Income					
Dearborn County	$ 31,398	$ 47,692	51.9%	$ 56,675	18.8%
Boone County, Kentucky	34,485	53,593	55.4%	75,615	41.1%
Kenton County, Kentucky	30,516	43,906	43.9%	62,387	42.1%
Hamilton County, Ohio	29,498	40,964	38.9%	55,876	36.4%
Indiana	28,797	40,566	40.9%	46,651	15.0%
United States	28,525	41,343	44.9%	48,454	17.2%

Source: Census Bureau and ESRI

EXHIBIT 25

Key Housing Data
Dearborn County, Indiana; Hamilton County, Ohio; Boone and Kenton Counties, Kentucky; Indiana and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Dearborn County		13,642	16,832
Hamilton County, OH		338,881	346,790
Boone County, KY		20,127	31,258
Kenton County, KY		52,690	59,444
Indiana		2,065,355	2,532,319
United States		91,947,410	105,480,101
Occupancy Rate			
Dearborn County			
	Owner-Occupied	78.3%	78.6%
	Renter-Occupied	21.7%	21.4%
Hamilton County, OH			
	Owner-Occupied	58.3%	59.9%
	Renter-Occupied	41.7%	40.1%
Boone County, KY			
	Owner-Occupied	72.0%	74.3%
	Renter-Occupied	28.0%	25.7%
Kenton County, KY			
	Owner-Occupied	65.8%	66.4%
	Renter-Occupied	34.2%	33.6%
Indiana			
	Owner-Occupied	70.2%	71.4%
	Renter-Occupied	29.8%	28.6%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Dearborn County		$ 59,800	$ 120,600
Hamilton County, OH		71,500	111,400
Boone County, KY		50,100	131,800
Kenton County, KY		64,600	105,600
Indiana		53,500	94,300
United States		79,098	119,600
Median Rent			
Dearborn County		$ 321	$ 504
Hamilton County, OH		355	485
Boone County, KY		319	596
Kenton County, KY		370	517
Indiana		374	521
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 26

Major Sources of Employment by Industry Group
Dearborn County, Indiana; Hamilton County, Ohio;
Boone and Kenton Counties, Kentucky; Indiana and the United States
1990 and 2000

	1990					
Industry Group	Dearborn County	Hamilton County	Boone County	Kenton County	Indiana	United States
Agriculture/Mining	2.2%	0.9%	1.8%	0.9%	2.9%	1.3%
Construction	8.3%	5.0%	7.2%	6.7%	5.6%	4.8%
Manufacturing	25.4%	18.4%	18.0%	17.0%	25.1%	19.2%
Transportation/Utilities	8.8%	6.3%	13.0%	10.5%	6.6%	5.9%
Wholesale/Retail	22.4%	23.9%	23.7%	23.9%	21.4%	27.5%
Finance, Insurance & Real Estate	4.4%	7.2%	6.3%	7.1%	5.7%	7.3%
Services	28.5%	38.3%	30.0%	34.0%	32.7%	34.0%

	2000					
	Dearborn County	Hamilton County	Boone County	Kenton County	Indiana	United States
Agriculture/Mining	0.7%	0.1%	0.8%	0.3%	1.4%	1.9%
Construction	8.9%	5.6%	6.5%	6.7%	6.6%	6.8%
Manufacturing	20.8%	14.5%	17.3%	13.4%	22.9%	14.1%
Wholesale/Retail	14.5%	15.2%	16.4%	16.0%	15.2%	15.3%
Transportation/Utilities	8.6%	4.7%	11.4%	8.6%	5.2%	5.2%
Information	1.8%	2.8%	2.3%	2.6%	2.1%	3.1%
Finance, Insurance & Real Estate	5.3%	7.9%	7.8%	8.7%	2.1%	6.9%
Services	39.4%	49.5%	37.6%	43.5%	46.6%	46.7%

Source: Bureau of the Census

EXHIBIT 27

Unemployment Rates
Dearborn County, IN; Hamilton County, OH; Boone and Kenton Counties, KY;
Indiana and the United States
For Years 1999 through 2002 and through November 2003

Location	1999	2000	2001	2002	Through November 2003
Dearborn County, IN	3.2%	3.2%	3.9%	4.6%	4.8%
Hamilton County, OH	3.5%	3.6%	3.6%	5.1%	4.6%
Boone County, KY	2.7%	2.7%	4.0%	3.6%	4.9%
Kenton County, KY	3.2%	3.3%	4.9%	3.9%	4.0%
Indiana	3.0%	3.2%	4.4%	5.1%	4.7%
United States	4.2%	4.0%	4.7%	5.8%	5.6%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 28

Market Share of Deposits
Dearborn County
June 30, 2003

	Dearborn County Deposits ($000)	Dearborn Savings Association's Share ($000)	Dearborn Savings Association's Share (%)
Banks	$ 383,940	---	---
Thrifts	373,595	$ 63,861	17.1%
	$ 757,535	$ 63,861	8.4%

Source: FDIC

EXHIBIT 29

National Interest Rates by Quarter
2000 - 2003

	1st Qtr. 2000	2nd Qtr. 2000	3rd Qtr. 2000	4th Qtr. 2000
Prime Rate	9.00%	9.50%	9.50%	9.50%
90-Day Treasury Bills	5.63%	6.04%	5.98%	5.90%
1-Year Treasury Bills	6.16%	6.18%	6.05%	6.01%
30-Year Treasury Notes	6.30%	6.25%	5.65%	5.78%

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 30

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	24.500	26.000	18.100	-2.00	19.51	2.35	262.68	0.26	10.99	101.58	9.33	10.56
SRNN	Southern Banc Co.	AL	OTC BB	16.000	19.000	13.560	0.95	-2.50	0.84	113.39	0.35	19.75	82.30	14.11	23.88
SZB	SouthFirst Bancshares Inc.	AL	AMEX	17.800	17.800	13.450	6.27	6.27	0.19	185.25	0.60	98.89	108.21	9.61	197.78
FFBH	First Federal Bancshares of AR	AR	NASDAQ	20.500	21.300	12.775	1.18	7.00	1.46	129.34	0.34	14.86	145.80	15.85	14.86
HCBB	HCB Bancshares Inc.	AR	NASDAQ	18.110	20.130	15.840	-0.39	-3.57	0.35	160.65	0.36	56.59	94.62	11.27	37.73
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	16.650	16.900	10.830	1.78	16.12	1.23	163.93	0.32	13.65	142.80	10.16	16.99
BYFC	Broadway Financial Corp.	CA	NASDAQ	13.300	15.000	10.400	-6.67	-2.56	0.82	125.41	0.15	17.27	146.48	10.61	17.97
CCBI	Commercial Capital Bancorp	CA	NASDAQ	20.600	20.990	4.145	5.04	36.65	0.70	57.52	0.00	31.21	604.11	35.81	34.92
DSL	Downey Financial Corp.	CA	NYSE	53.830	54.570	37.400	4.32	11.10	3.64	416.99	0.36	14.79	163.97	12.91	NA
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	22.720	24.326	15.520	3.37	4.56	0.86	123.40	0.26	26.73	135.89	18.41	26.73
FED	FirstFed Financial Corp.	CA	NYSE	43.400	49.050	29.200	5.31	-10.53	3.80	283.06	0.00	11.73	169.47	15.33	11.73
GDW	Golden West Financial	CA	NYSE	115.420	115.600	68.640	11.52	13.68	7.25	542.67	0.36	16.17	295.19	21.27	16.87
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.500	17.110	9.392	10.24	20.15	NA	187.24	0.22	12.13	178.76	8.81	NA
HTHR	Hawthorne Financial Corp.	CA	NASDAQ	39.280	40.040	19.233	29.81	42.84	2.47	227.98	0.00	17.23	248.61	17.23	NA
NDE	IndyMac Bancorp Inc.	CA	NYSE	35.200	35.200	17.650	10.66	17.53	3.10	233.27	0.55	11.69	196.32	15.09	16.07
PPBI	Pacific Premier Bancorp	CA	NASDAQ	14.600	14.600	4.250	4.29	61.86	0.96	58.87	0.00	23.93	244.15	24.80	24.75
PFB	PFF Bancorp Inc.	CA	NYSE	35.850	40.610	21.886	-10.78	-3.73	2.47	205.12	0.46	15.19	192.85	17.48	15.93
PROV	Provident Financial Holdings	CA	NASDAQ	24.780	25.333	18.340	6.50	10.96	2.33	179.55	0.30	11.47	170.31	13.80	11.69
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	43.410	46.950	32.510	-6.71	2.87	3.55	280.41	0.40	12.62	189.90	15.48	12.62
UPFC	United PanAm Financial Corp.	CA	NASDAQ	17.820	19.640	7.070	7.47	-2.30	0.83	103.77	0.00	24.75	277.57	17.17	26.21
WES	Westcorp	CA	NYSE	42.800	43.140	18.500	7.21	15.43	2.88	282.72	0.52	15.02	197.14	15.14	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	31.200	34.500	23.250	-7.56	3.07	2.28	214.67	0.75	22.29	153.92	14.53	14.65
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	10.890	11.470	7.750	16.47	19.93	-0.15	264.74	0.00	30.25	101.97	4.11	NA
ANE	Alliance Bncp of New England	CT	AMEX	41.240	43.000	18.800	-3.55	3.88	0.54	153.36	0.30	80.86	358.92	26.89	40.83
SBMC	Connecticut Bancshares Inc.	CT	NASDAQ	51.900	52.470	37.350	-0.17	0.56	2.76	232.40	0.72	20.43	219.08	22.33	21.01
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	28.010	29.800	19.950	-4.60	5.10	1.82	172.01	0.60	16.19	219.17	16.28	16.19
WBS	Webster Financial Corp.	CT	NYSE	50.350	52.150	33.600	0.82	8.58	3.58	314.82	0.82	14.30	202.13	15.99	15.30
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	23.478	25.490	11.364	-2.17	17.39	-0.57	140.09	0.00	NM	167.10	16.76	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	48.460	51.000	31.250	-2.48	11.76	2.73	301.46	0.20	6.33	188.71	16.08	19.08
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	17.920	19.750	8.910	10.89	-5.58	0.66	81.51	0.13	16.59	256.73	21.98	23.27
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	27.510	28.830	15.950	-0.07	8.69	1.48	242.48	0.00	19.79	183.03	11.35	21.00
FDT	Federal Trust Corp.	FL	AMEX	7.500	8.220	4.750	-3.47	-5.06	0.40	66.64	0.03	17.86	188.92	11.25	20.83
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	28.960	30.950	18.670	-1.23	-1.83	1.70	175.63	0.46	17.34	202.09	16.49	17.34

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	36.270	38.450	17.450	0.83	29.81	1.24	202.77	0.40	29.73	295.12	17.89	27.48
FCFL	First Community Bank Corp.	FL	NASDAQ	16.750	16.750	11.080	7.37	8.06	NA	87.05	NA	NA	168.68	19.24	NA
FFBK	FloridaFirst Bancorp Inc.	FL	NASDAQ	27.110	33.990	19.380	-10.17	-4.37	1.14	152.59	0.28	24.87	140.90	17.77	30.12
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	28.940	31.500	22.620	-2.79	-5.11	1.69	101.31	0.55	17.54	256.56	28.57	18.09
EBDC	Ebank Financial Services Inc.	GA	OTC BB	1.100	2.000	1.010	1.85	-21.43	-0.50	51.16	0.00	NM	458.33	2.15	NM
NTBK	NetBank Inc.	GA	NASDAQ	12.400	15.550	8.840	-2.52	-6.13	1.05	99.13	0.08	11.92	137.17	12.51	13.93
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.830	25.240	15.280	-5.82	-6.20	1.57	168.33	0.33	14.92	121.70	13.56	15.32
CASH	First Midwest Financial Inc.	IA	NASDAQ	22.500	24.500	15.880	-4.05	1.76	1.42	311.83	0.52	15.85	123.15	7.22	16.42
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	17.000	18.000	11.850	-5.56	18.80	1.71	120.66	0.21	10.12	119.05	14.09	10.97
FFFD	North Central Bancshares Inc.	IA	NASDAQ	38.479	38.760	31.100	4.56	-0.41	3.69	264.22	0.84	11.06	148.45	14.56	11.06
SFFC	StateFed Financial Corp.	IA	NASDAQ	13.250	13.450	11.000	0.38	0.00	0.04	71.27	0.30	NM	124.53	18.59	NM
AFBA	Allied First Bancorp Inc.	IL	OTC BB	16.100	17.000	11.450	-0.62	3.21	0.87	232.05	0.00	18.51	89.10	6.94	18.72
CFF	Centrue Financial Corporation	IL	AMEX	27.700	33.000	18.375	-0.54	-3.65	0.78	273.11	0.30	35.51	164.49	10.14	41.97
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	25.800	26.960	19.800	0.19	9.84	0.65	93.51	0.28	40.95	134.94	27.59	40.95
CFSB	Citizens First Financial Corp.	IL	NASDAQ	24.000	28.500	19.999	-10.28	-11.93	1.11	233.01	0.40	23.76	109.09	10.30	23.76
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	33.000	32.000	0.00	0.00	1.65	378.11	0.25	20.00	73.33	8.73	31.43
EFC	EFC Bancorp Inc.	IL	AMEX	26.500	27.500	18.010	2.12	17.46	1.70	195.33	0.58	16.46	155.24	13.57	17.79
FBTC	First BancTrust Corp.	IL	NASDAQ	25.200	25.250	17.300	3.96	1.00	1.70	180.93	0.35	15.56	119.37	13.93	16.26
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	34.000	36.000	20.000	-2.20	-2.24	1.53	169.04	0.38	22.97	154.83	20.11	33.66
FSFF	First SecurityFed Financial	IL	NASDAQ	34.750	35.250	23.630	-0.37	12.86	2.31	124.18	0.59	15.87	154.72	27.98	15.58
GTPS	Great American Bancorp	IL	NASDAQ	34.000	36.750	28.300	-4.23	-1.45	1.93	210.91	0.44	19.43	145.74	16.12	19.43
HMLK	Hemlock Federal Financial Corp	IL	NASDAQ	28.899	31.750	26.960	-2.99	-1.54	1.86	327.62	0.65	16.80	118.20	8.82	25.13
MAFB	MAF Bancorp Inc.	IL	NASDAQ	44.450	44.950	32.610	1.02	1.69	3.35	270.19	0.72	13.63	163.00	16.45	13.80
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	39.500	40.000	28.000	0.00	15.33	2.62	418.17	0.64	15.08	127.79	9.45	15.08
NBSI	North Bancshares Inc.	IL	NASDAQ	13.820	17.250	12.750	-4.69	5.90	0.32	116.84	0.38	43.19	117.42	11.83	49.36
PFED	Park Bancorp Inc.	IL	NASDAQ	29.700	31.660	24.700	-1.16	3.77	1.94	225.91	0.60	NA	108.83	13.15	17.68
RFBK	Rantoul First Bank SB	IL	Pink Sheet	17.100	24.000	11.350	-16.59	0.00	NA	166.01	NA	NA	115.07	10.30	NA
AMFC	AMB Financial Corp.	IN	NASDAQ	17.000	19.360	11.160	11.48	5.00	1.31	153.75	0.20	14.41	128.89	11.06	14.17
ASBI	Ameriana Bancorp	IN	NASDAQ	15.400	16.970	11.950	-3.75	2.67	0.77	127.83	0.64	20.00	124.70	12.05	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	6.390	7.000	4.130	4.24	14.11	-0.75	45.89	0.00	NM	128.31	13.92	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.970	15.200	13.360	-0.66	5.72	0.31	128.64	0.44	49.90	117.14	11.64	74.85
CSFC	City Savings Financial Corp.	IN	OTC BB	27.500	28.000	17.800	1.48	4.56	3.24	263.61	0.25	8.73	131.70	10.43	10.62
FFWC	FFW Corp.	IN	NASDAQ	25.500	26.120	16.410	11.70	13.59	1.83	186.86	0.62	14.25	142.62	13.65	14.33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.950	2.280	1.100	8.94	18.18	0.02	18.23	0.00	97.50	140.29	10.69	NM
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	20.850	23.400	16.050	-0.71	1.12	0.97	131.61	0.50	22.91	111.38	15.84	23.69
FCAP	First Capital Inc.	IN	NASDAQ	23.270	25.000	17.950	5.29	11.98	1.32	141.14	0.54	18.04	151.60	16.49	18.04
HFSK	HFS Bank FSB	IN	Pink Sheet	13.500	14.000	11.250	3.85	1.89	0.91	122.22	0.39	14.84	128.45	11.05	15.70
HBBI	Home Building Bancorp	IN	OTC BB	22.000	22.000	17.610	0.00	2.33	1.54	195.56	0.41	14.38	86.04	11.25	14.38
HWEN	Home Financial Bancorp	IN	NASDAQ	6.189	6.400	4.500	-0.16	3.67	0.28	44.73	0.12	22.10	121.35	13.84	22.10
LNCB	Lincoln Bancorp	IN	NASDAQ	20.820	20.950	16.450	3.84	8.90	0.91	134.11	0.49	23.66	115.92	15.52	22.88
LOGN	Logansport Financial Corp.	IN	NASDAQ	21.750	22.450	16.580	3.57	10.41	1.72	178.73	0.56	12.95	116.68	12.17	14.80
LSBI	LSB Financial Corp.	IN	NASDAQ	27.750	28.000	19.850	9.90	-0.89	2.23	235.42	0.50	12.97	133.09	11.79	12.97
MFBC	MFB Corp.	IN	NASDAQ	32.500	35.000	22.020	-1.52	3.04	1.77	329.46	0.44	19.23	121.91	9.86	19.23
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	24.800	29.210	21.300	-1.82	-4.17	1.64	156.36	0.42	15.60	133.98	15.86	15.60
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	20.910	22.150	15.000	1.46	1.80	1.36	152.87	0.53	15.96	114.39	13.68	16.08
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	30.500	32.000	25.250	-0.81	-4.69	2.14	191.73	1.18	14.32	204.97	15.91	14.73
PFDC	Peoples Bancorp	IN	NASDAQ	24.390	27.660	17.800	-7.96	-2.44	1.62	147.64	0.66	15.24	129.53	16.52	15.24
PBNC	PFS Bancorp Inc.	IN	NASDAQ	19.960	20.800	15.300	-1.67	-1.58	0.60	80.20	0.30	33.27	109.25	24.89	32.72
RIVR	River Valley Bancorp	IN	NASDAQ	27.251	30.250	14.195	-0.83	17.59	1.67	149.44	0.55	NA	201.11	18.24	17.14
SOBI	Sobieski Bancorp Inc.	IN	NASDAQ	6.850	13.800	6.000	-40.43	-45.16	-7.64	163.70	0.34	NM	87.04	4.18	NM
UCBC	Union Community Bancorp	IN	NASDAQ	18.200	19.600	15.990	2.01	5.51	1.18	124.56	0.60	15.69	107.57	14.61	15.69
FFSL	First Independence Corp.	KS	Pink Sheet	17.800	19.000	12.000	0.28	3.19	1.43	173.26	0.54	12.54	108.47	10.27	12.54
FKAN	First Kansas Financial Corp.	KS	NASDAQ	18.860	20.450	15.400	-0.47	1.39	-0.10	167.81	0.20	NM	105.66	11.24	NM
CKFB	CKF Bancorp Inc.	KY	NASDAQ	16.010	18.040	9.750	0.00	0.79	1.10	98.52	0.44	14.82	156.35	16.25	14.82
CFBC	Community First Bancorp Inc.	KY	OTC BB	18.500	20.000	12.000	8.82	33.09	NA	140.19	NA	NA	118.44	13.20	NA
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	23.350	23.500	17.030	10.45	12.05	0.84	110.07	1.12	28.83	166.07	21.21	28.83
HFFB	Harrodsburg First Fin Bancorp	KY	NASDAQ	23.250	24.990	12.500	-6.63	5.68	0.96	142.15	0.60	24.22	133.54	16.36	24.73
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	18.260	18.500	13.000	1.44	4.59	0.96	143.70	0.46	19.02	140.68	12.71	22.00
FPBF	FPB Financial Corp.	LA	OTC BB	23.000	23.000	17.500	2.22	5.75	1.86	311.76	0.38	NA	92.59	7.38	12.64
GLBP	Globe Bancorp Inc.	LA	OTC BB	18.000	22.000	15.100	0.00	-1.37	0.62	116.66	0.35	29.03	88.80	15.43	29.03
GSLA	GS Financial Corp.	LA	NASDAQ	19.200	19.750	18.000	-1.49	2.07	0.50	160.26	0.39	39.18	85.45	11.98	NM
TSH	Teche Holding Co.	LA	AMEX	36.700	41.500	26.200	1.38	1.38	2.74	250.00	0.64	14.39	145.63	14.68	14.51
ABBK	Abington Bancorp Inc.	MA	NASDAQ	46.489	47.630	17.750	-0.77	23.41	0.80	202.72	0.44	61.17	318.20	22.93	58.11
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	37.100	39.200	22.750	-1.98	9.60	1.70	206.45	0.48	23.63	177.85	17.97	27.89
BFD	BostonFed Bancorp Inc.	MA	AMEX	33.300	38.300	22.750	-9.26	2.62	0.75	377.47	0.64	46.90	158.04	8.82	49.70
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	15.750	16.250	12.300	-1.87	5.00	0.25	25.91	0.54	63.00	152.76	60.79	68.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CEBK	Central Bancorp Inc.	MA	NASDAQ	36.500	38.000	30.910	1.39	1.90	1.47	287.20	0.48	25.00	141.04	12.71	25.00
FCB	Falmouth Bancorp Inc.	MA	AMEX	38.000	38.480	24.500	-0.13	34.28	0.57	172.47	0.52	200.00	195.07	22.03	NA
FAB	FIRSTFED AMERICA BANCORP INC.	MA	AMEX	27.860	28.440	13.750	0.94	6.74	1.34	136.05	0.45	21.43	236.50	20.48	26.79
HIFS	Hingham Instit. for Savings	MA	NASDAQ	40.000	44.969	30.500	-8.78	-3.61	2.58	232.75	0.90	15.63	203.25	17.19	16.53
LSBX	LSB Corp.	MA	NASDAQ	17.810	18.250	12.480	3.85	2.30	0.98	110.09	0.48	18.95	137.11	16.18	27.40
MASB	MASSBANK Corp.	MA	NASDAQ	40.900	44.270	27.300	-4.95	-0.20	1.77	229.21	0.92	23.64	162.50	17.84	24.64
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	19.197	21.000	10.347	7.53	30.24	0.98	104.53	0.40	20.64	224.26	18.37	19.39
MYST	Mystic Financial Inc.	MA	NASDAQ	32.400	33.470	16.857	1.25	17.60	1.11	280.00	0.37	30.86	177.63	11.57	38.12
SCFS	Seacoast Financial Services	MA	NASDAQ	34.400	35.380	17.320	-1.43	25.09	1.24	169.83	0.50	28.43	227.21	20.26	28.43
WRO	Woronoco Bancorp Inc.	MA	AMEX	35.600	40.500	21.000	-4.43	17.11	1.90	219.18	0.65	20.11	164.21	16.24	20.46
ABKD	American Bank Holdings Inc.	MD	OTC BB	8.000	8.000	6.500	8.84	3.23	0.49	117.94	0.10	17.78	105.26	6.78	14.04
BUCS	BUCS Financial Corp	MD	OTC BB	23.500	25.455	19.455	5.51	3.19	1.27	292.57	0.00	18.50	96.35	8.03	18.95
SVBI	Severn Bancorp Inc.	MD	NASDAQ	30.871	34.200	18.000	-3.50	-0.09	2.65	127.84	0.37	11.56	274.65	24.15	11.65
WSB	Washington Savings Bank FSB	MD	AMEX	9.140	11.090	5.733	-1.30	-5.87	1.11	58.29	0.14	9.23	153.61	15.68	10.04
NBN	Northeast Bancorp	ME	AMEX	19.400	20.500	14.860	3.74	-3.00	1.48	197.42	0.33	13.38	134.26	9.83	14.92
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	24.100	24.470	18.340	3.97	1.01	1.62	124.98	0.33	15.45	132.64	19.28	14.79
FBC	Flagstar Bancorp Inc.	MI	NYSE	25.850	26.470	11.975	8.61	13.38	4.25	174.22	0.45	6.48	239.57	14.84	6.48
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	15.960	17.210	11.870	-0.25	-0.19	NA	86.78	0.15	NA	103.03	18.39	NA
MSBF	MSB Financial Inc.	MI	NASDAQ	18.400	19.010	11.800	-0.43	-0.43	1.06	72.62	0.46	17.52	155.41	25.34	17.36
STBI	Sturgis Bancorp	MI	NASDAQ	13.910	15.870	9.800	-8.49	1.16	1.01	102.78	0.33	13.91	135.44	13.53	13.91
FFHH	FSF Financial Corp.	MN	NASDAQ	30.400	32.541	23.810	2.18	1.33	2.45	218.40	1.20	13.16	135.84	13.92	13.16
HMNF	HMN Financial Inc.	MN	NASDAQ	27.940	27.940	15.550	9.35	13.54	2.26	192.00	0.76	12.94	155.83	14.55	14.33
WEFC	Wells Financial Corp.	MN	NASDAQ	33.899	34.790	22.350	7.62	8.48	3.49	196.26	0.78	9.97	140.19	17.27	9.97
CCFC	CCSB Financial Corp.	MO	OTC BB	15.850	16.180	12.400	-0.31	2.66	NA	84.39	0.00	NA	103.26	18.78	NA
FBSI	First Bancshares Inc.	MO	NASDAQ	20.625	21.880	14.000	0.02	1.30	1.43	164.56	0.16	14.63	125.23	12.53	15.28
NASB	NASB Financial Inc.	MO	NASDAQ	42.500	44.500	22.430	1.77	5.33	2.92	143.98	1.36	14.60	284.85	29.52	14.71
PULB	Pulaski Financial Corp.	MO	NASDAQ	19.110	20.439	10.505	-5.49	19.52	1.06	82.06	0.23	19.11	273.00	23.29	19.91
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	15.330	15.760	11.550	1.86	5.80	1.23	128.63	0.32	12.88	134.47	11.92	12.88
CSBC	Citizens South Banking Corp.	NC	NASDAQ	14.230	15.250	10.500	4.25	-3.19	0.39	56.94	0.24	36.49	141.31	24.99	45.90
CDLC	Coddle Creek Financial Corp.	NC	OTC BB	36.000	37.500	26.760	12.50	9.09	2.02	199.57	2.00	17.91	117.04	18.04	18.09
KSAV	KS Bancorp Inc.	NC	OTC BB	20.000	25.000	17.000	-2.44	-1.48	1.21	168.35	0.64	16.81	128.87	11.88	17.24
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.750	13.500	10.000	-2.27	-12.24	-0.84	256.43	0.27	NM	51.91	4.19	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	10.680	10.950	7.780	2.01	0.85	0.54	71.20	0.40	19.78	130.40	15.00	19.78

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CFB	Commercial Federal Corp.	NE	NYSE	28.040	28.310	20.000	1.41	3.77	2.04	294.04	0.42	13.88	153.90	9.54	17.20
TONE	TierOne Corp.	NE	NASDAQ	22.490	25.370	15.240	-5.46	-5.31	1.18	122.25	0.00	19.39	137.64	18.40	19.39
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	28.500	35.669	18.300	-18.57	-7.38	2.87	260.11	0.70	10.04	149.68	10.96	10.40
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	18.750	18.750	13.750	7.14	11.94	1.41	212.97	0.09	13.89	123.11	8.80	17.36
FSLA	First Sentinel Bancorp Inc.	NJ	NASDAQ	21.620	21.980	13.800	-0.73	14.63	0.71	80.90	0.42	31.33	258.92	26.72	NA
FMCO	FMS Financial Corp.	NJ	NASDAQ	18.160	20.500	12.300	0.89	-3.91	0.96	188.84	0.12	19.12	187.41	9.62	20.87
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	25.250	28.000	20.760	-0.36	-4.86	1.62	128.64	0.78	16.50	250.25	19.63	16.95
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	28.350	29.200	16.500	11.75	12.95	1.54	128.04	0.80	18.41	274.71	22.14	18.41
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	35.100	36.950	25.370	1.92	9.96	1.80	260.74	0.40	20.77	197.86	13.46	19.29
PFS	Provident Financial Services	NJ	NYSE	19.700	21.550	15.150	0.77	-4.42	NA	70.48	0.14	NA	146.58	27.95	NA
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	10.420	11.500	4.821	-4.23	-0.27	0.23	47.49	0.00	45.30	330.79	21.94	47.36
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	13.800	14.250	8.830	2.15	2.91	1.03	152.27	0.00	14.68	121.16	9.06	14.84
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	21.791	25.980	16.260	-4.84	12.50	1.40	208.96	0.46	16.14	137.48	10.43	16.14
AF	Astoria Financial Corp.	NY	NYSE	40.340	42.550	23.230	2.83	7.26	2.52	285.47	0.86	16.20	213.44	14.13	16.60
ALFC	Atlantic Liberty Financial	NY	NASDAQ	19.740	20.900	14.650	-0.05	4.56	0.85	93.99	0.10	23.22	128.68	21.00	23.22
CNY	Carver Bancorp Inc.	NY	AMEX	24.000	26.500	12.010	-5.51	4.80	2.02	231.82	0.20	12.90	134.38	10.35	12.97
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	31.530	32.270	20.930	5.63	1.81	2.14	116.95	0.62	15.31	282.27	26.96	15.69
ESBK	Elmira Savings Bank	NY	NASDAQ	31.479	32.482	23.173	-0.03	3.24	2.35	273.97	0.73	13.57	147.86	11.49	15.58
FNFG	First Niagara Finl Group	NY	NASDAQ	14.610	16.550	11.060	-3.88	-2.27	0.54	50.69	0.22	27.57	133.06	28.82	27.06
FFIC	Flushing Financial Corp.	NY	NASDAQ	18.900	19.460	11.273	0.85	2.75	1.27	99.05	0.28	15.49	248.36	19.08	NA
GPT	GreenPoint Financial Corp.	NY	NYSE	43.620	47.300	26.587	11.96	26.36	NA	174.26	0.90	11.51	282.15	25.03	11.60
HRBT	Hudson River Bancorp	NY	NASDAQ	20.080	21.440	11.350	-3.83	14.68	1.11	85.09	0.28	18.77	205.32	23.60	18.77
ICBC	Independence Comm. Bank Corp.	NY	NASDAQ	39.590	40.710	24.960	3.37	7.70	2.74	175.25	0.68	15.23	217.65	22.59	NA
NYB	New York Community Bancorp	NY	NYSE	35.120	35.400	15.272	13.35	21.19	1.70	91.34	0.66	21.28	306.72	38.45	23.41
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.500	11.640	6.586	1.77	7.09	0.33	37.07	0.39	35.94	339.23	31.02	41.07
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	15.370	17.350	11.210	-2.35	-8.78	0.61	68.96	0.21	26.05	148.93	22.29	26.05
SIB	Staten Island Bancorp Inc.	NY	NYSE	24.320	24.860	14.360	2.57	6.71	1.05	124.17	0.54	105.74	242.47	19.59	24.32
TRST	TrustCo Bank Corp NY	NY	NASDAQ	13.520	14.250	9.500	-0.66	-4.79	0.71	37.64	0.60	19.31	440.39	35.92	22.16
WSBI	Warwick Community Bancorp	NY	NASDAQ	34.750	34.900	28.170	1.02	15.79	1.50	169.05	0.59	24.13	211.63	20.56	25.18
ASBP	ASB Financial Corp.	OH	NASDAQ	25.000	29.000	14.050	-1.96	4.17	1.26	96.26	1.55	20.16	244.62	25.97	21.55
CAFI	Camco Financial Corp.	OH	NASDAQ	17.030	18.510	12.750	-0.53	-3.07	1.17	141.60	0.56	18.71	133.99	12.03	15.77
GCFC	Central Federal Corp.	OH	NASDAQ	14.350	16.180	9.660	0.70	-4.65	-1.31	52.87	0.36	NM	146.28	27.14	NM
CIBI	Community Investors Bancorp	OH	NASDAQ	17.000	17.000	11.600	1.49	22.74	0.90	111.00	0.33	19.77	140.03	15.31	19.77

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFDF	FFD Financial Corp.	OH	NASDAQ	14.750	15.320	11.440	-2.64	-2.12	0.81	114.84	0.41	18.91	104.24	12.84	18.91
FDEF	First Defiance Financial	OH	NASDAQ	27.850	30.650	18.500	-1.87	-0.54	2.00	164.44	0.65	14.58	141.80	16.94	15.91
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	8.830	10.000	7.200	1.61	-1.01	0.55	74.47	0.23	16.66	133.59	11.86	14.97
FFHS	First Franklin Corp.	OH	NASDAQ	20.100	21.480	14.050	15.84	13.18	0.88	166.45	0.31	23.65	138.62	12.08	30.45
FNFI	First Niles Financial Inc.	OH	NASDAQ	17.000	17.900	15.190	-2.86	-2.86	0.80	71.49	0.57	21.25	143.10	23.78	23.94
FPFC	First Place Financial Corp.	OH	NASDAQ	19.660	20.000	15.150	3.15	5.81	1.45	125.72	0.53	13.85	139.43	15.64	14.35
HCFC	Home City Financial Corp.	OH	NASDAQ	16.250	17.480	12.400	-4.19	-5.91	0.87	191.07	0.44	19.12	108.41	8.50	19.35
HLFC	Home Loan Financial Corp.	OH	NASDAQ	18.750	21.200	14.000	1.63	-5.06	1.22	89.41	0.78	15.63	141.30	20.97	15.63
IDVB	Indian Village Bancorp Inc.	OH	Pink Sheet	19.000	22.500	17.500	-1.81	-3.80	1.07	241.90	0.32	18.10	84.41	7.85	50.00
LWFH	Lawrence Financial Holdings	OH	OTC BB	24.150	28.500	18.200	-10.39	3.21	0.78	192.99	0.28	31.78	112.06	12.51	43.13
NLVS	Northern Savings & Loan Co.	OH	OTC BB	22.740	26.000	19.250	1.07	2.20	1.04	137.97	0.59	NA	128.47	16.48	18.05
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	21.150	25.500	19.800	-5.92	-3.86	1.45	326.14	0.00	14.89	111.49	6.48	17.63
POHF	Peoples Ohio Financial	OH	OTC BB	4.160	4.400	3.910	-0.72	-0.24	0.29	25.99	0.11	15.41	125.68	16.01	15.41
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	17.620	18.500	13.250	17.00	24.96	0.67	95.25	0.60	26.30	146.22	18.50	26.30
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	24.750	26.000	18.850	5.32	4.21	1.85	123.65	0.88	13.38	120.67	20.02	13.38
PVFC	PVF Capital Corp.	OH	NASDAQ	14.811	17.680	11.846	-2.89	-1.59	1.33	107.68	0.28	11.39	153.64	13.75	11.39
UCFC	United Community Finl Corp.	OH	NASDAQ	12.260	12.500	8.710	-0.33	9.66	0.73	60.84	0.30	17.03	149.33	20.15	17.51
WAYN	Wayne Savings Bancshares	OH	NASDAQ	16.140	18.700	10.690	-2.54	3.67	0.72	95.20	0.47	22.42	142.20	16.95	22.42
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	31.500	33.550	20.600	0.00	-4.51	1.48	215.14	1.00	21.72	126.66	14.64	23.16
WFI	Winton Financial Corp.	OH	AMEX	13.550	13.830	10.150	2.11	1.50	1.07	124.08	0.42	13.03	138.69	10.92	13.16
ESBF	ESB Financial Corp.	PA	NASDAQ	14.570	17.850	11.875	-8.65	-10.06	0.84	126.63	0.38	18.21	162.25	11.51	20.24
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	25.011	26.780	17.146	-1.65	3.57	1.61	257.60	0.47	16.24	149.59	9.71	17.61
FKFS	First Keystone Financial	PA	NASDAQ	27.100	29.000	19.070	-2.52	-1.27	1.43	294.03	0.41	20.38	162.96	9.22	26.83
GAF	GA Financial Inc.	PA	AMEX	34.690	34.840	24.850	0.03	20.66	1.38	178.80	0.80	26.08	180.40	19.40	29.91
HARL	Harleysville Savings Financial	PA	NASDAQ	34.000	34.000	24.000	13.33	16.04	2.02	305.84	0.70	17.09	185.39	11.12	17.99
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	17.039	17.900	15.870	-4.17	1.00	NA	63.79	0.00	NA	133.22	26.71	NA
LARL	Laurel Capital Group Inc.	PA	NASDAQ	22.510	25.980	18.000	-4.21	10.61	1.04	161.08	0.78	22.74	156.10	13.97	22.74
NTNY	Nittany Financial Corp.	PA	OTC BB	26.750	27.000	15.250	24.42	33.75	1.09	154.98	0.00	26.49	289.50	17.26	26.75
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	18.020	20.000	14.770	-5.65	-7.59	-0.90	209.91	0.48	NM	127.98	8.58	NM
PVSA	Parkvale Financial Corp.	PA	NASDAQ	29.610	30.730	21.550	3.10	6.51	1.86	286.47	0.72	16.27	161.63	10.34	17.95
PHSB	PHSB Financial Corp.	PA	NASDAQ	22.253	22.640	16.850	-0.87	11.21	1.01	117.10	0.90	22.71	138.48	19.00	37.09
RSVB	Reserve Bancorp Inc.	PA	OTC BB	19.600	20.900	14.500	-2.00	3.70	1.09	101.13	0.20	18.49	113.23	19.38	19.22
SOV	Sovereign Bancorp Inc.	PA	NYSE	22.150	25.200	13.000	-3.15	-2.72	1.45	146.53	0.10	16.05	199.19	15.12	18.01

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
THRD	TF Financial Corp.	PA	NASDAQ	32.500	35.470	23.900	-2.34	-4.94	-2.30	215.30	0.60	NM	153.59	15.10	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	25.150	26.900	16.429	8.41	14.53	1.27	160.31	0.45	20.28	207.85	15.69	23.73
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	18.150	18.780	13.700	-2.63	6.83	0.70	81.91	0.34	27.50	161.48	22.16	35.59
WVFC	WVS Financial Corp.	PA	NASDAQ	17.540	19.980	15.840	-4.41	0.80	1.05	163.91	0.64	16.70	146.66	10.70	16.70
CFCP	Coastal Financial Corp.	SC	NASDAQ	16.590	18.960	9.463	-4.66	-2.12	0.92	94.52	0.21	19.07	282.14	17.55	19.07
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	38.000	43.250	28.750	0.13	-11.63	3.51	200.01	0.00	11.48	132.36	19.00	27.54
FFCH	First Financial Holdings Inc.	SC	NASDAQ	29.950	33.140	23.670	-0.60	-6.99	2.03	193.57	0.79	15.13	228.80	15.47	15.85
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	16.850	18.100	13.700	-1.64	-6.70	0.71	88.86	0.58	24.42	112.94	18.96	21.88
SFDL	Security Federal Corp.	SC	OTC BB	21.000	25.500	20.200	-8.70	-14.29	1.39	209.79	0.08	15.44	167.33	10.01	15.44
HFFC	HF Financial Corp.	SD	NASDAQ	17.750	17.955	14.091	3.26	9.63	1.26	220.64	0.42	14.09	124.21	8.04	14.55
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.990	16.619	7.853	0.65	-6.67	0.16	37.54	0.19	93.27	121.44	37.27	30.41
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	20.000	21.500	17.000	0.00	-3.85	1.36	99.79	0.20	14.71	90.66	20.04	14.71
UTBI	United Tennessee Bankshares	TN	NASDAQ	19.000	19.750	12.500	-2.56	3.54	1.32	94.76	0.33	14.39	144.05	20.05	14.50
BAFI	BancAffiliated Inc.	TX	OTC BB	22.250	30.000	15.100	1.14	-5.32	2.24	331.30	0.00	10.35	107.23	6.72	10.35
CBSA	Coastal Bancorp Inc.	TX	NASDAQ	41.260	41.610	27.900	-0.12	19.94	2.31	512.48	0.54	18.59	166.51	8.05	19.10
ETFSE	East Texas Financial Services	TX	OTC BB	15.500	15.500	12.500	14.39	6.90	0.81	188.56	0.20	11.92	89.39	8.22	27.68
FBTX	Franklin Bank Corp.	TX	NASDAQ	18.980	20.700	16.510	-1.91	NA	0.30	106.07	0.00	65.45	164.19	17.89	47.45
HRGB	Heritage Bancshares	TX	OTC BB	25.620	25.750	12.900	1.07	86.87	-0.10	111.76	0.00	NM	153.69	22.92	NA
CFFC	Community Financial Corp.	VA	NASDAQ	20.710	24.700	14.100	0.78	9.52	1.57	154.91	0.38	13.54	152.84	13.37	14.18
GAFC	Greater Atlantic Financial	VA	NASDAQ	7.710	8.310	6.500	-5.40	-2.77	0.28	175.65	0.00	40.58	108.44	4.39	70.09
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	20.000	21.333	15.133	-0.40	0.00	0.98	106.32	0.37	22.22	154.20	18.81	22.73
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.650	25.950	14.691	3.02	4.61	1.78	182.01	0.27	14.83	238.60	14.09	15.64
FBNW	FirstBank NW Corp.	WA	NASDAQ	30.400	31.050	23.200	-0.75	0.03	2.32	239.41	0.60	13.88	126.30	12.70	13.88
HFWA	Heritage Financial Corp.	WA	NASDAQ	21.400	24.470	19.380	-2.68	-4.76	1.37	103.50	0.57	16.21	212.94	20.68	16.21
HRZB	Horizon Financial Corp.	WA	NASDAQ	19.200	19.330	14.170	1.32	7.63	1.20	78.81	0.48	16.41	184.97	24.36	16.55
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	16.050	17.050	15.500	0.12	-1.53	NA	81.17	0.00	NA	109.04	19.77	NA
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	19.541	21.830	16.000	-7.96	-9.70	1.07	103.75	0.55	18.26	146.16	18.83	NA
STSA	Sterling Financial Corp.	WA	NASDAQ	36.430	38.960	18.509	-3.55	10.06	2.40	287.74	0.00	15.57	216.33	12.66	16.48
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	22.740	24.950	18.800	-2.19	-6.84	1.62	107.60	0.52	14.77	122.85	21.13	13.95
WFSL	Washington Federal Inc.	WA	NASDAQ	25.960	26.436	18.818	-1.19	0.40	1.83	96.22	0.79	14.19	190.18	26.98	14.19
WM	Washington Mutual Inc.	WA	NYSE	44.940	46.980	32.400	0.42	-1.58	4.20	314.49	1.40	10.67	199.20	14.29	12.35
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	26.160	27.100	21.760	-1.13	3.11	2.10	159.99	0.42	12.76	200.61	16.35	12.95
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.930	12.600	6.201	-1.00	-5.86	0.30	39.46	0.12	37.69	117.78	27.70	37.69

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FTFC	First Federal Capital Corp	WI	NASDAQ	21.220	24.250	18.400	-4.46	-10.46	1.71	147.73	0.55	12.56	171.82	14.36	12.56
AFBC	Advance Financial Bancorp	WV	NASDAQ	18.070	21.750	13.100	-2.74	-5.36	1.84	230.87	0.38	9.93	120.63	7.83	11.22
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	19.500	22.000	12.900	-7.14	8.33	0.45	98.05	0.48	59.09	116.98	19.89	46.43
ALL THRIFTS															
	AVERAGE			24.083	25.808	16.643	0.41	4.91	1.34	166.92	0.42	22.60	164.28	16.22	22.42
	MEDIAN			21.896	24.470	15.695	-0.10	2.91	1.27	154.95	0.40	17.27	145.77	15.45	17.98
	HIGH			115.420	115.600	68.640	29.81	86.87	7.25	542.67	2.00	200.00	604.11	60.79	197.78
	LOW			1.100	2.000	1.010	-40.43	-45.16	-7.64	18.23	0.00	6.33	51.91	2.15	6.48
AVERAGE FOR STATE															
	IN			19.592	21.150	14.542	0.31	3.05	0.87	150.18	0.44	22.66	128.66	13.55	20.25
AVERAGE BY REGION															
	MIDWEST			21.512	23.114	15.704	-0.01	3.39	1.25	158.25	0.46	19.44	136.68	15.00	20.14
	NEW ENGLAND			33.735	35.886	21.169	-2.05	8.99	1.52	204.20	0.56	37.73	197.94	19.28	28.93
	MID ATLANTIC			24.381	25.876	16.504	1.19	5.88	1.18	155.24	0.41	21.81	197.18	18.37	21.74
	SOUTHEAST			19.582	21.771	14.000	-0.01	-1.09	1.04	140.18	0.35	25.80	164.27	15.43	29.26
	SOUTHWEST			22.938	25.078	16.754	1.76	12.89	1.22	225.35	0.28	24.75	123.69	11.65	20.64
	WEST			30.922	32.446	19.705	2.09	8.74	2.20	191.78	0.35	18.11	197.50	17.60	18.84
AVERAGE BY EXCHANGE															
	NYSE			39.932	41.688	23.986	4.63	6.85	2.97	237.36	0.51	19.83	215.12	18.48	16.37
	AMEX			26.880	28.919	16.996	-0.85	6.80	1.23	189.11	0.44	40.67	174.65	14.87	35.97
	NASDAQ			22.941	24.600	16.047	-0.01	4.29	1.22	153.51	0.43	21.80	166.37	16.99	22.11
	OTC			20.451	22.170	15.371	2.10	7.24	1.23	183.72	0.34	16.78	132.20	12.27	18.15
	Pink Sheets			21.388	23.813	17.156	-3.62	1.10	1.31	186.75	0.42	23.08	108.91	12.83	26.49

EXHIBIT 31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	164,475	15,101	15,037	0.87	0.91	9.15	9.52	07/01/99	OTC BB	626,132	15.34
SRNN	Southern Banc Co.	AL	109,021	18,689	18,685	0.66	0.55	3.93	3.25	10/05/95	OTC BB	961,498	15.38
SZB	SouthFirst Bancshares Inc.	AL	133,178	11,664	11,120	0.10	0.05	1.08	0.53	02/14/95	AMEX	718,897	12.80
FFBH	First Federal Bancshares of AR	AR	690,653	75,078	75,078	1.08	1.08	10.26	10.26	05/03/96	NASDAQ	5,340,000	109.47
HCBB	HCB Bancshares Inc.	AR	232,458	27,701	27,701	0.20	0.30	1.74	2.66	05/07/97	NASDAQ	1,447,013	26.26
PFSL	Pocahontas Bancorp Inc.	AR	745,854	53,048	36,567	0.77	0.61	10.66	8.48	04/01/98	NASDAQ	4,549,791	75.75
BYFC	Broadway Financial Corp.	CA	229,815	18,191	18,191	0.71	0.68	9.56	9.17	01/09/96	NASDAQ	1,832,507	24.37
CCBI	Commercial Capital Bancorp	CA	1,723,139	102,042	89,007	1.57	1.42	22.69	20.42	12/18/02	NASDAQ	29,956,365	617.10
DSL	Downey Financial Corp.	CA	11,645,980	917,018	913,868	0.89	NA	11.65	NA	01/01/71	NYSE	27,928,722	1503.40
FPTB	First PacTrust Bancorp Inc.	CA	623,964	84,539	84,539	0.74	0.74	4.66	4.66	08/23/02	NASDAQ	5,056,400	114.88
FED	FirstFed Financial Corp.	CA	4,825,022	436,567	429,239	1.43	1.43	15.97	15.97	12/16/83	NYSE	17,045,643	739.78
GDW	Golden West Financial	CA	82,549,890	5,947,268	5,947,268	1.47	1.40	20.16	19.30	05/29/59	NYSE	152,119,108	17557.59
HWFG	Harrington West Finl Grp Inc	CA	974,799	48,076	42,975	0.82	NA	16.36	NA	NA	NASDAQ	5,206,141	85.90
HTHR	Hawthorne Financial Corp.	CA	2,674,003	185,274	161,328	1.11	NA	16.62	NA	NA	NASDAQ	11,729,342	460.73
NDE	IndyMac Bancorp Inc.	CA	13,240,391	1,017,431	983,734	1.46	1.07	18.30	13.34	NA	NYSE	56,760,313	1997.96
PPBI	Pacific Premier Bancorp	CA	309,368	37,332	37,332	0.82	0.79	12.44	11.94	06/25/97	NASDAQ	5,255,072	76.72
PFB	PFF Bancorp Inc.	CA	3,460,419	313,686	312,396	1.24	1.17	13.63	12.95	03/29/96	NYSE	16,869,879	605.10
PROV	Provident Financial Holdings	CA	1,297,596	105,149	NA	1.31	1.29	15.54	15.27	06/28/96	NASDAQ	7,226,996	179.14
QCBC	Quaker City Bancorp Inc.	CA	1,755,062	143,102	142,778	1.36	1.36	16.08	16.08	12/30/93	NASDAQ	6,258,927	272.69
UPFC	United PanAm Financial Corp.	CA	1,670,716	103,327	103,327	0.99	0.93	13.76	12.93	04/24/98	NASDAQ	16,100,204	286.91
WES	Westcorp	CA	14,615,920	1,122,485	1,122,146	0.88	NA	14.24	NA	05/01/86	NYSE	51,698,398	2212.69
HCBC	High Country Bancorp Inc.	CO	193,569	18,281	18,281	1.06	1.06	11.22	11.22	12/10/97	Pink Sheet	901,704	27.92
MTXC	Matrix Bancorp Inc.	CO	1,725,823	69,621	69,621	0.14	NA	3.37	NA	10/18/96	NASDAQ	6,518,981	70.99
ANE	Alliance Bncp of New England	CT	438,443	32,841	32,792	0.35	0.69	5.10	10.07	12/19/86	AMEX	2,859,001	117.91
SBMC	Connecticut Bancshares Inc.	CT	2,587,806	263,833	236,585	1.07	1.04	10.72	10.42	03/02/00	NASDAQ	11,134,933	577.90
NMIL	NewMil Bancorp Inc.	CT	704,042	52,306	43,606	1.11	1.11	14.37	14.33	02/01/86	NASDAQ	4,093,000	114.64
WBS	Webster Financial Corp.	CT	14,568,690	1,152,895	821,966	1.15	1.07	15.16	14.16	12/12/86	NYSE	46,276,000	2330.00
IFSB	Independence Federal Svgs Bank	DC	217,492	21,812	21,812	-0.35	-0.12	-3.82	-1.33	06/06/85	NASDAQ	1,552,519	36.45
WSFS	WSFS Financial Corp.	DE	2,207,077	187,992	187,992	3.19	1.06	31.46	10.42	11/26/86	NASDAQ	7,321,293	354.79
BBX	BankAtlantic Bancorp Inc.	FL	4,831,549	413,452	324,793	1.23	0.86	13.75	9.70	11/29/83	NYSE	59,272,948	974.79
BKUNA	BankUnited Financial Corp.	FL	7,247,748	454,077	425,724	0.63	0.59	10.14	9.60	12/11/85	NASDAQ	29,890,300	807.86
FDT	Federal Trust Corp.	FL	439,244	26,177	26,177	0.65	0.57	10.29	9.10	12/12/97	AMEX	6,591,338	49.44
FFLC	FFLC Bancorp Inc.	FL	947,914	77,356	77,356	0.98	0.98	12.20	12.20	01/04/94	NASDAQ	5,397,154	156.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFFL	Fidelity Bankshares Inc.	FL	3,046,524	184,715	182,544	0.64	0.70	10.15	11.03	05/15/01	NASDAQ	15,024,648	544.94
FCFL	First Community Bank Corp.	FL	173,231	19,752	19,324	NA	NA	NA	NA	NA	NASDAQ	1,990,069	33.39
FFBK	FloridaFirst Bancorp Inc.	FL	821,190	103,532	93,891	0.71	0.59	5.68	4.73	12/22/00	NASDAQ	5,381,763	146.08
HARB	Harbor Florida Bancshares Inc.	FL	2,413,948	268,676	264,692	1.69	1.64	14.92	14.50	03/19/98	NASDAQ	23,827,457	691.05
EBDC	Ebank Financial Services Inc.	GA	105,422	6,521	6,521	-0.48	-0.71	-7.21	-10.57	04/01/98	OTC BB	2,060,639	2.28
NTBK	NetBank Inc.	GA	4,716,900	430,350	367,909	1.17	1.00	11.87	10.13	07/29/97	NASDAQ	47,584,770	590.05
FFSX	First Federal Bankshares Inc.	IA	634,645	70,735	51,974	0.92	0.90	8.26	8.04	04/14/99	NASDAQ	3,770,267	86.34
CASH	First Midwest Financial Inc.	IA	782,100	45,262	41,859	0.47	0.45	7.95	7.67	09/20/93	NASDAQ	2,508,067	56.32
HZFS	Horizon Financial Svcs Corp.	IA	93,096	11,020	11,020	1.40	1.30	12.34	11.43	06/30/94	OTC BB	771,571	13.12
FFFD	North Central Bancshares Inc.	IA	424,009	41,592	36,621	1.38	1.38	14.62	14.62	03/21/96	NASDAQ	1,604,780	61.75
SFFC	StateFed Financial Corp.	IA	93,323	13,937	13,937	0.05	-0.01	0.38	-0.05	01/05/94	NASDAQ	1,309,432	17.35
AFBA	Allied First Bancorp Inc.	IL	129,565	10,090	10,090	0.47	0.47	5.04	5.01	12/31/01	OTC BB	558,350	8.99
CFF	Centrue Financial Corporation	IL	509,409	31,415	27,460	0.36	0.31	5.32	4.57	01/06/93	AMEX	1,865,222	71.95
CFSL	Chesterfield Financial Corp.	IL	362,388	74,119	73,635	0.62	0.62	3.08	3.08	05/02/01	NASDAQ	3,875,521	99.99
CFSB	Citizens First Financial Corp.	IL	349,515	32,992	32,992	0.47	0.47	5.00	5.00	05/01/96	NASDAQ	1,500,000	36.00
ESDF	East Side Financial Inc.	IL	110,040	13,096	13,096	0.52	0.33	3.72	2.37	11/01/91	Pink Sheet	291,025	9.60
EFC	EFC Bancorp Inc.	IL	897,093	78,404	78,404	0.84	0.78	9.40	8.71	04/07/98	AMEX	4,592,671	121.44
FBTC	First BancTrust Corp.	IL	226,194	26,392	26,392	0.90	0.86	7.38	7.05	04/19/01	NASDAQ	1,250,200	31.51
FFBI	First Federal Bancshares Inc.	IL	312,363	40,575	38,762	0.89	0.61	6.01	4.13	09/28/00	NASDAQ	1,847,853	58.93
FSFF	First SecurityFed Financial	IL	490,842	81,228	81,167	1.75	1.75	10.61	10.60	10/31/97	NASDAQ	3,952,754	137.36
GTPS	Great American Bancorp	IL	159,450	17,636	17,151	0.88	0.88	8.26	8.26	06/30/95	NASDAQ	756,003	25.70
HMLK	Hemlock *Federal Financial Corp*	IL	318,774	22,343	NA	0.52	0.35	7.60	5.06	04/02/97	NASDAQ	973,000	28.12
MAFB	MAF Bancorp Inc.	IL	8,933,585	901,604	625,055	1.29	1.27	14.18	14.00	01/12/90	NASDAQ	33,063,853	1469.69
MCPH	Midland Capital Holdings Corp.	IL	155,809	11,518	11,518	0.62	0.62	8.70	8.70	06/30/93	OTC BB	372,600	14.72
NBSI	North Bancshares Inc.	IL	133,746	13,478	13,478	0.28	0.24	2.72	2.35	12/21/93	NASDAQ	1,144,695	15.82
PFED	Park Bancorp Inc.	IL	260,923	29,147	29,147	0.82	0.77	7.21	6.74	08/12/96	NASDAQ	1,154,995	31.74
RFBK	Rantoul First Bank SB	IL	31,702	2,837	2,837	NA	NA	NA	NA	04/02/03	Pink Sheet	190,961	3.27
AMFC	AMB Financial Corp.	IN	145,965	12,520	12,520	0.78	0.79	9.69	9.85	04/01/96	NASDAQ	949,379	16.14
ASBI	Ameriana Bancorp	IN	402,453	38,874	38,156	0.54	-0.26	6.18	-3.05	03/02/87	NASDAQ	3,148,288	48.48
BRBI	Blue River Bancshares Inc.	IN	110,424	11,973	11,973	-1.37	-1.26	-12.26	-11.26	06/24/98	NASDAQ	2,406,150	15.38
CITZ	CFS Bancorp Inc.	IN	1,569,428	155,953	155,953	0.23	0.15	2.28	1.52	07/24/98	NASDAQ	12,200,015	182.63
CSFC	City Savings Financial Corp.	IN	146,422	11,598	11,598	1.13	0.93	14.24	11.70	12/28/01	OTC BB	555,450	15.27
FFWC	FFW Corp.	IN	242,967	23,246	22,271	1.01	1.00	10.23	10.15	04/05/93	NASDAQ	1,300,229	33.16

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFED	Fidelity Federal Bancorp	IN	175,390	13,367	13,367	0.14	-0.01	1.69	-0.12	08/31/87	NASDAQ	9,618,658	18.76
FBEI	First Bancorp of Indiana Inc.	IN	211,901	30,145	28,082	0.76	0.74	4.82	4.69	04/07/99	NASDAQ	1,610,017	33.75
FCAP	First Capital Inc.	IN	399,012	43,410	37,397	0.95	0.94	8.54	8.43	01/04/99	NASDAQ	2,827,144	65.76
HFSK	HFS Bank FSB	IN	228,079	19,616	19,616	0.74	0.70	8.86	8.35	NA	Pink Sheet	1,866,200	25.19
HBBI	Home Building Bancorp	IN	51,405	6,722	6,722	0.83	0.83	6.01	6.01	02/08/95	OTC BB	262,858	5.77
HWEN	Home Financial Bancorp	IN	60,656	6,921	6,921	0.60	0.60	5.50	5.49	07/02/96	NASDAQ	1,356,050	8.39
LNCB	Lincoln Bancorp	IN	591,685	79,227	77,029	0.64	0.66	4.53	4.68	12/30/98	NASDAQ	4,411,891	91.86
LOGN	Logansport Financial Corp.	IN	156,824	16,356	16,356	0.97	0.85	9.37	8.19	06/14/95	NASDAQ	877,444	19.08
LSBI	LSB Financial Corp.	IN	319,272	27,727	27,727	0.94	0.94	11.04	11.04	02/03/95	NASDAQ	1,356,200	37.63
MFBC	MFB Corp.	IN	429,559	34,764	34,764	0.53	0.53	6.72	6.72	03/25/94	NASDAQ	1,303,810	42.37
MFSF	MutualFirst Financial Inc.	IN	823,791	97,520	96,612	1.01	1.01	8.40	8.40	12/30/99	NASDAQ	5,268,571	130.66
NEIB	Northeast Indiana Bancorp	IN	227,395	27,195	27,195	0.87	0.86	7.23	7.18	06/28/95	NASDAQ	1,487,514	31.10
NWIN	NorthWest Indiana Bancorp	IN	527,482	40,927	40,927	1.21	1.20	14.69	14.50	NA	OTC BB	2,751,235	83.91
PFDC	Peoples Bancorp	IN	501,234	63,929	61,025	1.11	1.11	8.74	8.75	07/07/87	NASDAQ	3,395,038	82.73
PBNC	PFS Bancorp Inc.	IN	118,187	26,922	26,922	0.70	0.71	3.03	3.10	10/12/01	NASDAQ	1,473,728	29.42
RIVR	River Valley Bancorp	IN	245,184	22,202	22,171	1.15	1.14	12.54	12.44	12/20/96	NASDAQ	1,640,704	44.66
SOBI	Sobieski Bancorp Inc.	IN	110,944	5,337	5,337	-4.04	-4.08	-57.20	-57.79	03/31/95	NASDAQ	677,732	4.64
UCBC	Union Community Bancorp	IN	261,577	35,530	32,719	0.85	0.85	6.46	6.46	12/29/97	NASDAQ	2,100,000	38.22
FFSL	First Independence Corp.	KS	159,385	15,153	15,153	0.83	0.83	8.81	8.81	10/08/93	Pink Sheet	919,916	16.37
FKAN	First Kansas Financial Corp.	KS	152,414	16,212	16,212	-0.06	-0.08	-0.50	-0.74	06/29/98	NASDAQ	908,245	17.13
CKFB	CKF Bancorp Inc.	KY	144,984	15,068	13,968	1.03	1.03	10.21	10.21	01/04/95	NASDAQ	1,471,686	23.56
CFBC	Community First Bancorp Inc.	KY	38,934	4,337	4,337	NA	NA	NA	NA	06/27/03	OTC BB	277,725	5.14
FKKY	Frankfort First Bancorp Inc.	KY	138,855	17,737	17,737	0.77	0.77	5.88	5.88	07/10/95	NASDAQ	1,261,522	29.55
HFFB	Harrodsburg First Fin Bancorp	KY	173,845	21,287	20,690	0.70	0.69	5.53	5.44	10/04/95	NASDAQ	1,222,978	28.43
HFBC	HopFed Bancorp Inc.	KY	521,683	47,128	41,321	0.76	0.66	7.47	6.51	02/09/98	NASDAQ	3,630,396	66.29
FPBF	FPB Financial Corp.	LA	86,390	6,884	6,884	0.65	0.65	7.13	7.13	07/01/99	OTC BB	277,100	6.37
GLBP	Globe Bancorp Inc.	LA	31,941	5,550	5,550	0.48	0.48	2.82	2.82	07/10/01	OTC BB	273,800	4.93
GSLA	GS Financial Corp.	LA	212,193	29,751	29,751	0.29	-0.13	1.92	-0.84	04/01/97	NASDAQ	1,324,080	25.05
TSH	Teche Holding Co.	LA	565,755	57,038	57,038	1.18	1.18	10.77	10.73	04/19/95	AMEX	2,263,014	83.04
ABBK	Abington Bancorp Inc.	MA	814,935	58,713	48,924	0.36	0.38	5.29	5.54	06/10/86	NASDAQ	4,020,000	187.36
BHL	Berkshire Hills Bancorp Inc.	MA	1,218,717	123,175	112,942	0.79	0.67	7.36	6.25	06/28/00	AMEX	5,903,082	219.00
BFD	BostonFed Bancorp Inc.	MA	1,695,512	94,649	77,113	0.21	0.20	3.51	3.32	10/24/95	AMEX	4,491,796	149.58
BRKL	Brookline Bancorp Inc.	MA	1,524,034	606,684	606,684	0.98	0.89	2.24	2.03	07/10/02	NASDAQ	58,825,231	926.50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CEBK	Central Bancorp Inc.	MA	478,177	43,091	40,859	0.47	0.47	5.55	5.50	10/24/86	NASDAQ	1,664,957	60.77
FCB	Falmouth Bancorp Inc.	MA	158,109	17,856	17,856	0.14	0.45	1.23	4.06	03/28/96	AMEX	916,727	34.84
FAB	FIRSTFED AMERICA BANCORP INC.	MA	2,556,439	219,497	167,497	0.90	0.72	11.37	9.08	01/15/97	AMEX	18,790,145	528.59
HIFS	Hingham Instit. for Savings	MA	483,954	40,913	40,913	1.18	1.12	13.53	12.81	12/20/88	NASDAQ	2,079,250	83.17
LSBX	LSB Corp.	MA	466,108	55,002	55,002	0.94	0.65	7.76	5.33	05/02/86	NASDAQ	4,234,000	75.41
MASB	MASSBANK Corp.	MA	1,010,249	110,927	109,837	0.78	0.75	7.08	6.80	05/28/86	NASDAQ	4,407,453	180.26
MFLR	Mayflower Co-operative Bank	MA	213,598	17,490	17,390	0.99	1.05	11.86	12.68	12/23/87	NASDAQ	2,043,496	39.23
MYST	Mystic Financial Inc.	MA	434,319	26,437	26,437	0.37	0.30	6.12	4.96	01/09/98	NASDAQ	1,551,126	50.51
SCFS	Seacoast Financial Services	MA	4,385,131	390,857	268,306	0.71	0.71	8.18	8.20	11/20/98	NASDAQ	25,820,830	888.31
WRO	Woronoco Bancorp Inc.	MA	796,052	78,743	76,908	0.83	0.82	8.24	8.11	03/19/99	AMEX	3,631,974	129.30
ABKD	American Bank Holdings Inc.	MD	220,952	14,234	14,234	0.49	0.63	6.60	8.58	NA	OTC BB	1,873,478	15.07
BUCS	BUCS Financial Corp	MD	117,334	9,780	9,406	0.43	0.42	4.86	4.76	03/15/01	OTC BB	401,044	9.42
SVBI	Severn Bancorp Inc.	MD	529,785	50,578	50,244	2.31	2.31	24.63	24.63	NA	NASDAQ	4,144,092	128.40
WSB	Washington Savings Bank FSB	MD	406,223	41,431	41,431	2.05	1.90	20.35	18.88	08/03/88	AMEX	6,968,618	63.78
NBN	Northeast Bancorp	ME	496,973	36,365	35,506	0.81	0.73	10.40	9.34	08/19/87	AMEX	2,517,341	48.84
CTZN	Citizens First Bancorp Inc.	MI	1,064,678	154,790	154,790	1.26	1.26	8.52	8.56	03/07/01	NASDAQ	8,518,902	205.09
FBC	Flagstar Bancorp Inc.	MI	10,570,193	654,591	654,591	2.54	2.54	47.58	47.58	04/30/97	NYSE	60,671,000	1562.72
MCBF	Monarch Community Bancorp Inc	MI	208,547	37,234	37,234	0.49	0.49	2.74	2.74	08/30/02	NASDAQ	2,403,250	38.36
MSBF	MSB Financial Inc.	MI	94,891	15,473	13,722	1.37	1.38	9.01	9.13	02/06/95	NASDAQ	1,306,733	24.04
STBI	Sturgis Bancorp	MI	288,652	28,844	23,632	0.96	0.96	10.10	10.10	11/10/88	NASDAQ	2,808,535	39.07
FFHH	FSF Financial Corp.	MN	520,106	52,352	47,490	1.03	1.03	11.11	11.11	10/07/94	NASDAQ	2,381,398	72.39
HMNF	HMN Financial Inc.	MN	866,436	80,931	76,683	1.10	0.99	10.74	9.71	06/30/94	NASDAQ	4,512,652	126.08
WEFC	Wells Financial Corp.	MN	222,453	27,404	27,404	1.78	1.78	15.24	15.24	04/11/95	NASDAQ	1,133,440	38.49
CCFC	CCSB Financial Corp.	MO	82,590	15,025	15,025	0.18	0.18	1.08	1.08	01/09/03	OTC BB	978,650	15.51
FBSI	First Bancshares Inc.	MO	274,302	27,452	26,937	0.87	0.83	8.86	8.47	12/22/93	NASDAQ	1,666,872	34.36
NASB	NASB Financial Inc.	MO	1,217,396	126,137	122,891	2.19	2.17	20.25	20.11	09/27/85	NASDAQ	8,455,442	359.36
PULB	Pulaski Financial Corp.	MO	439,497	37,012	37,012	1.33	1.28	16.01	15.42	12/03/98	NASDAQ	5,356,000	104.09
SMBC	Southern Missouri Bancorp Inc.	MO	296,886	26,189	23,203	1.00	1.00	11.25	11.25	04/13/94	NASDAQ	2,308,050	35.38
CSBC	Citizens South Banking Corp.	NC	495,537	87,669	79,919	0.68	0.55	3.61	2.90	10/01/02	NASDAQ	8,703,113	123.85
CDLC	Coddle Creek Financial Corp.	NC	139,532	21,504	21,504	0.89	0.89	5.90	5.84	12/31/97	OTC BB	699,156	25.17
KSAV	KS Bancorp Inc.	NC	201,516	18,577	18,577	0.71	0.69	7.80	7.62	12/30/93	OTC BB	1,197,029	23.94
MTUC	Mutual Community Savings Bank	NC	92,953	7,508	7,508	NA	NA	NA	NA	06/29/93	OTC BB	362,488	3.90
SSFC	South Street Financial Corp.	NC	219,286	25,214	25,214	0.71	0.71	6.25	6.25	10/03/96	NASDAQ	3,079,867	32.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CFB	Commercial Federal Corp.	NE	12,188,859	755,353	575,804	0.70	0.56	12.01	9.66	12/31/84	NYSE	41,452,691	1162.33
TONE	TierOne Corp.	NE	2,207,868	295,089	295,089	1.13	1.13	7.04	7.04	10/02/02	NASDAQ	18,060,061	406.17
NHTB	New Hampshire Thrift Bncshrs	NH	515,566	37,740	25,600	1.14	1.10	16.08	15.54	05/22/86	NASDAQ	1,982,106	57.25
FNSW	Farnsworth Bancorp Inc.	NJ	92,224	6,593	6,593	0.65	0.52	8.84	7.07	09/30/98	OTC BB	433,031	8.12
FSLA	First Sentinel Bancorp Inc.	NJ	2,204,670	227,574	223,844	0.82	NA	8.83	NA	04/09/98	NASDAQ	27,251,064	589.17
FMCO	FMS Financial Corp.	NJ	1,224,783	62,830	59,522	0.53	0.48	10.29	9.46	12/14/88	NASDAQ	6,485,877	117.78
OCFC	OceanFirst Financial Corp.	NJ	1,717,409	134,662	133,179	1.14	1.11	14.84	14.49	07/03/96	NASDAQ	13,350,999	337.11
PBCI	Pamrapo Bancorp Inc.	NJ	636,895	51,323	51,323	1.25	1.25	15.45	15.45	11/14/89	NASDAQ	4,974,313	141.02
PFSB	PennFed Financial Services Inc	NJ	1,791,986	120,764	118,496	0.69	0.74	10.39	11.22	07/15/94	NASDAQ	6,872,601	239.99
PFS	Provident Financial Services	NJ	4,284,878	817,119	794,229	0.46	0.82	2.31	4.14	01/16/03	NYSE	60,792,600	1197.61
SYNF	Synergy Finl Group Inc.	NJ	591,287	39,261	38,522	0.55	0.53	7.13	6.88	01/21/04	NASDAQ	12,450,985	129.74
AABC	Access Anytime Bancorp Inc.	NM	205,427	15,366	13,788	0.65	0.64	8.50	8.46	08/08/86	NASDAQ	1,349,070	18.53
GUPB	GFSB Bancorp Inc.	NM	239,521	18,170	18,170	0.69	0.69	8.98	8.98	06/30/95	NASDAQ	1,146,270	24.98
AF	Astoria Financial Corp.	NY	22,457,665	1,396,531	1,211,380	0.87	0.85	13.26	12.94	11/18/93	NYSE	78,670,254	3173.56
ALFC	Atlantic Liberty Financial	NY	160,807	26,243	26,243	0.94	0.94	5.33	5.33	10/23/02	NASDAQ	1,710,984	33.77
CNY	Carver Bancorp Inc.	NY	529,571	43,299	43,281	0.94	0.94	11.62	11.58	10/25/94	AMEX	2,284,390	54.85
DCOM	Dime Community Bancshares Inc.	NY	2,971,661	283,919	227,408	1.67	1.63	18.76	18.29	06/26/96	NASDAQ	25,410,074	798.86
ESBK	Elmira Savings Bank	NY	284,654	22,121	21,558	0.86	0.75	11.33	9.87	03/01/85	NASDAQ	1,039,000	32.71
FNFG	First Niagara Finl Group	NY	3,589,507	728,174	613,476	1.02	1.04	5.19	5.29	01/21/03	NASDAQ	70,813,651	1228.27
FFIC	Flushing Financial Corp.	NY	1,910,751	146,762	142,857	1.21	NA	15.93	NA	11/21/95	NASDAQ	19,290,601	364.59
GPT	GreenPoint Financial Corp.	NY	22,985,000	1,839,000	1,444,000	2.12	2.11	25.28	25.14	01/28/94	NYSE	131,897,000	5753.35
HRBT	Hudson River Bancorp	NY	2,579,259	273,441	202,924	1.22	1.22	11.66	11.64	07/01/98	NASDAQ	30,311,694	609.23
ICBC	Independence Comm. Bank Corp.	NY	9,546,607	991,111	805,760	1.58	NA	14.60	NA	03/17/98	NASDAQ	54,475,715	2156.69
NYB	New York Community Bancorp	NY	23,441,337	2,868,657	851,311	2.26	2.05	20.74	18.85	11/23/93	NYSE	256,649,073	9013.52
PBCP	Provident Bancorp Inc.	NY	1,305,958	119,530	105,011	1.01	0.89	9.80	8.69	01/15/04	NASDAQ	35,224,911	455.52
SFFS	Sound Federal Bancorp Inc.	NY	882,942	132,091	118,121	0.91	0.91	5.61	5.61	01/07/03	NASDAQ	12,803,133	196.78
SIB	Staten Island Bancorp Inc.	NY	7,486,156	604,965	NA	0.18	0.79	2.10	9.30	12/22/97	NYSE	60,290,796	1466.27
TRST	TrustCo Bank Corp NY	NY	2,783,382	226,762	226,209	1.96	1.71	23.56	20.62	NA	NASDAQ	73,946,000	999.75
WSBI	Warwick Community Bancorp	NY	759,996	73,834	71,432	0.82	0.78	8.50	8.15	12/23/97	NASDAQ	4,495,724	156.23
ASBP	ASB Financial Corp.	OH	160,151	17,008	17,008	1.35	1.26	12.69	11.84	05/11/95	NASDAQ	1,663,670	41.59
CAFI	Camco Financial Corp.	OH	1,044,706	93,750	90,797	0.83	0.79	9.13	8.65	NA	NASDAQ	7,377,737	124.87
GCFC	Central Federal Corp.	OH	107,011	19,856	19,856	-2.19	-1.36	-12.36	-7.68	12/30/98	NASDAQ	2,024,100	29.05
CIBI	Community Investors Bancorp	OH	120,999	13,228	13,228	0.78	0.78	7.33	7.33	02/07/95	NASDAQ	1,090,050	18.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFDF	FFD Financial Corp.	OH	138,418	17,078	17,078	0.70	0.70	5.61	5.61	04/03/96	NASDAQ	1,205,264	17.86
FDEF	First Defiance Financial	OH	1,040,599	124,269	103,725	1.24	1.13	9.97	9.12	10/02/95	NASDAQ	6,328,000	176.23
FFBZ	First Federal Bancorp Inc.	OH	242,874	22,264	22,264	0.76	0.85	8.11	9.04	07/13/92	NASDAQ	3,261,481	28.81
FFHS	First Franklin Corp.	OH	273,402	23,814	23,814	0.52	0.40	6.05	4.68	01/26/88	NASDAQ	1,642,558	33.02
FNFI	First Niles Financial Inc.	OH	100,033	16,630	16,630	1.06	0.93	6.13	5.42	10/27/98	NASDAQ	1,399,310	23.79
FPFC	First Place Financial Corp.	OH	1,670,695	187,395	164,578	1.15	1.11	10.00	9.65	01/04/99	NASDAQ	13,288,852	261.15
HCFC	Home City Financial Corp.	OH	151,784	11,907	11,596	0.43	0.42	5.53	5.44	12/30/96	NASDAQ	794,400	12.91
HLFC	Home Loan Financial Corp.	OH	149,635	22,205	22,205	1.29	1.29	8.70	8.70	03/26/98	NASDAQ	1,673,570	31.71
IDVB	Indian Village Bancorp Inc.	OH	94,890	8,177	8,177	0.40	0.14	4.70	1.67	07/02/99	Pink Sheet	392,270	7.45
LWFH	Lawrence Financial Holdings	OH	125,462	14,025	14,025	0.36	0.27	3.41	2.53	12/29/00	OTC BB	650,110	15.70
NLVS	Northern Savings & Loan Co.	OH	322,607	41,388	41,388	0.75	0.90	5.84	7.02	NA	OTC BB	2,338,268	53.17
PCBI	Peoples Community Bancorp Inc.	OH	822,548	47,845	42,317	0.53	0.45	7.83	6.63	03/30/00	NASDAQ	2,522,088	53.34
POHF	Peoples Ohio Financial	OH	192,536	24,504	24,504	1.01	1.01	8.68	8.70	12/18/89	OTC BB	7,409,425	30.90
PSFC	Peoples-Sidney Financial Corp.	OH	136,465	17,259	17,259	0.64	0.64	5.22	5.22	04/28/97	NASDAQ	1,432,648	25.24
PFOH	Perpetual Federal Savings Bank	OH	305,108	50,607	50,607	1.48	1.48	9.21	9.21	04/19/91	OTC BB	2,467,598	61.07
PVFC	PVF Capital Corp.	OH	687,402	61,539	61,539	1.20	1.20	14.34	14.34	12/30/92	NASDAQ	6,383,848	94.60
UCFC	United Community Finl Corp.	OH	2,073,833	279,836	242,456	1.15	1.12	8.27	8.08	07/09/98	NASDAQ	34,085,915	417.89
WAYN	Wayne Savings Bancshares	OH	371,964	44,352	44,352	0.75	0.75	6.52	6.52	01/09/03	NASDAQ	3,907,318	63.06
WOFC	Western Ohio Financial Corp.	OH	376,318	43,492	43,492	0.73	0.68	5.86	5.46	07/29/94	NASDAQ	1,749,138	55.58
WFI	Winton Financial Corp.	OH	556,644	43,829	43,748	0.91	0.91	11.10	11.04	08/04/88	AMEX	4,486,254	62.13
ESBF	ESB Financial Corp.	PA	1,365,780	96,871	89,271	0.63	0.57	8.75	7.89	06/13/90	NASDAQ	10,785,399	157.14
FSBI	Fidelity Bancorp Inc.	PA	627,293	40,705	37,810	0.66	0.61	9.73	8.96	06/24/88	NASDAQ	2,435,108	61.06
FKFS	First Keystone Financial	PA	555,974	31,436	31,436	0.50	0.38	8.32	6.34	01/26/95	NASDAQ	1,890,897	51.25
GAF	GA Financial Inc.	PA	890,274	95,742	95,742	0.74	0.65	6.83	5.96	03/26/96	AMEX	4,979,227	172.73
HARL	Harleysville Savings Financial	PA	696,334	41,746	41,746	0.70	0.67	11.50	10.95	08/04/87	NASDAQ	2,276,791	77.41
KNBT	KNBT Bancorp Inc.	PA	1,940,560	388,916	388,916	-0.39	NA	-2.30	NA	11/03/03	NASDAQ	30,419,397	518.32
LARL	Laurel Capital Group Inc.	PA	302,725	27,145	23,286	0.64	0.63	7.10	7.07	02/20/87	NASDAQ	1,879,354	42.55
NTNY	Nittany Financial Corp.	PA	248,587	14,827	13,064	0.76	0.75	13.14	12.99	10/26/98	OTC BB	1,603,960	42.91
NEPF	Northeast PA Financial Corp.	PA	877,817	58,802	47,233	-0.38	-0.38	-5.19	-5.26	04/01/98	NASDAQ	4,181,800	75.36
PVSA	Parkvale Financial Corp.	PA	1,597,195	102,134	90,781	0.64	0.58	10.33	9.35	07/16/87	NASDAQ	5,575,382	165.37
PHSB	PHSB Financial Corp.	PA	339,970	46,650	46,650	0.80	0.49	5.79	3.57	12/21/01	NASDAQ	2,903,353	64.61
RSVB	Reserve Bancorp Inc.	PA	72,000	12,327	12,327	1.06	1.03	5.90	5.73	04/08/02	OTC BB	711,950	13.95
SOV	Sovereign Bancorp Inc.	PA	43,505,329	3,260,406	1,964,355	0.97	0.87	13.41	11.98	08/12/86	NYSE	296,900,000	6576.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
THRD	TF Financial Corp.	PA	606,200	54,928	50,236	-0.86	-0.88	-9.58	-9.81	07/13/94	NASDAQ	2,815,600	91.51
WYPT	Waypoint Financial Corp.	PA	5,329,902	402,233	381,471	0.77	0.66	9.95	8.54	10/12/00	NASDAQ	33,247,630	836.18
WGBC	Willow Grove Bncp Inc.	PA	836,726	109,883	108,904	0.83	0.66	5.88	4.64	04/04/02	NASDAQ	10,215,342	186.64
WVFC	WVS Financial Corp.	PA	417,305	30,444	30,444	0.70	0.70	8.87	8.87	11/29/93	NASDAQ	2,545,905	44.68
CFCP	Coastal Financial Corp.	SC	1,225,338	76,289	76,289	1.04	1.04	16.21	16.16	09/26/90	NASDAQ	12,963,502	215.06
DFBS	DutchFork Bancshares Inc.	SC	225,585	32,385	32,385	1.58	0.65	11.87	4.87	07/06/00	NASDAQ	1,127,841	42.86
FFCH	First Financial Holdings Inc.	SC	2,434,081	164,810	148,555	1.13	1.08	15.82	15.09	11/10/83	NASDAQ	12,574,934	376.49
PEDE	Great Pee Dee Bancorp Inc.	SC	157,079	26,382	25,241	0.79	0.87	4.46	4.94	12/31/97	NASDAQ	1,767,755	29.94
SFDL	Security Federal Corp.	SC	527,834	31,564	31,564	0.75	0.75	11.41	11.41	10/30/87	OTC BB	2,516,035	53.20
HFFC	HF Financial Corp.	SD	788,538	51,081	46,130	0.59	0.58	9.23	9.02	04/08/92	NASDAQ	3,573,895	63.60
JFBI	Jefferson Bancshares Inc.	TN	314,799	96,589	96,589	0.39	1.24	2.08	6.53	07/02/03	NASDAQ	8,385,517	117.31
SFBK	SFB Bancorp Inc.	TN	56,934	12,585	12,585	1.29	1.29	6.00	6.00	05/30/97	Pink Sheet	570,522	11.41
UTBI	United Tennessee Bankshares	TN	117,681	16,384	15,571	1.52	1.51	10.72	10.67	01/05/98	NASDAQ	1,241,879	23.60
BAFI	BancAffiliated Inc.	TX	92,252	5,777	5,777	0.84	0.84	11.07	11.07	06/01/01	OTC BB	278,454	6.20
CBSA	Coastal Bancorp Inc.	TX	2,682,990	133,692	112,263	0.52	0.51	9.29	9.07	03/25/92	NASDAQ	5,235,324	216.01
ETFSE	East Texas Financial Services	TX	220,945	20,313	18,143	0.42	0.30	4.66	3.37	01/10/95	OTC BB	1,171,724	18.16
FBTX	Franklin Bank Corp.	TX	2,251,300	245,438	187,356	0.28	0.39	2.92	4.01	NA	NASDAQ	21,225,263	402.86
HRGB	Heritage Bancshares	TX	52,892	7,890	7,890	-0.09	-0.09	-0.58	-0.58	02/26/02	OTC BB	473,248	12.12
CFFC	Community Financial Corp.	VA	321,420	28,109	28,076	1.07	1.02	11.93	11.35	03/30/88	NASDAQ	2,074,847	43.00
GAFC	Greater Atlantic Financial	VA	529,134	21,413	20,129	0.17	0.13	4.02	2.98	06/25/99	NASDAQ	3,012,434	23.23
EVRT	EverTrust Financial Group Inc.	WA	744,258	90,774	90,774	0.95	0.92	7.27	7.09	10/04/99	NASDAQ	6,999,899	139.02
FMSB	First Mutual Bancshares Inc.	WA	860,844	50,827	50,827	1.05	0.99	17.66	16.75	12/17/85	NASDAQ	4,729,693	121.32
FBNW	FirstBank NW Corp.	WA	685,267	68,910	46,125	0.90	0.90	9.48	9.48	07/02/97	NASDAQ	2,862,331	86.15
HFWA	Heritage Financial Corp.	WA	640,920	62,232	55,592	1.52	1.52	13.04	13.04	01/09/98	NASDAQ	6,192,200	132.51
HRZB	Horizon Financial Corp.	WA	820,229	107,997	107,452	1.54	1.52	11.78	11.64	08/01/86	NASDAQ	10,408,222	199.84
RPFG	Rainier Pacific Finl Group Inc	WA	685,295	114,557	114,313	-0.39	-0.40	-4.18	-4.31	10/21/03	NASDAQ	8,442,840	135.51
RVSB	Riverview Bancorp Inc.	WA	514,041	63,815	53,722	1.08	1.40	8.39	10.91	10/01/97	NASDAQ	4,954,479	96.82
STSA	Sterling Financial Corp.	WA	4,276,906	250,348	202,392	0.88	0.84	14.41	13.64	06/30/83	NASDAQ	14,863,917	541.49
TSBK	Timberland Bancorp Inc.	WA	458,179	78,840	78,840	1.39	1.47	7.97	8.43	01/13/98	NASDAQ	4,258,180	96.83
WFSL	Washington Federal Inc.	WA	7,544,844	1,070,200	1,010,232	1.93	1.92	14.68	14.58	11/17/82	NASDAQ	78,410,069	1851.21
WM	Washington Mutual Inc.	WA	275,178,000	19,742,000	13,296,000	1.37	1.19	18.98	16.40	03/11/83	NYSE	874,986,000	39321.87
ABCW	Anchor BanCorp Wisconsin	WI	3,665,544	298,640	277,292	1.35	1.33	16.38	16.13	07/16/92	NASDAQ	22,910,440	599.93
BKMU	Bank Mutual Corp.	WI	3,108,527	731,080	673,437	0.76	0.76	5.45	5.43	10/30/03	NASDAQ	78,775,779	861.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FTFC	First Federal Capital Corp	WI	3,308,324	276,589	185,061	1.11	1.11	15.03	15.03	11/02/89	NASDAQ	22,394,773	475.22
AFBC	Advance Financial Bancorp	WV	322,839	20,953	14,633	0.79	0.70	12.38	10.94	01/02/97	NASDAQ	1,398,373	25.27
CRZY	Crazy Woman Creek Bancorp	WY	80,095	13,621	13,398	0.47	0.45	NM	NM	03/29/96	Pink Sheet	816,898	15.93
ALL THRIFTS													
	AVERAGE		3,290,590	269,815	214,430	1.26	1.09	15.64	13.58			16,759,293	569.69
	MEDIAN		496,255	43,355	41,388	0.83	0.79	8.75	8.55			3,046,150.50	65.19
	HIGH		275,178,000	19,742,000	13,296,000	3.19	2.54	47.58	47.58			874,986,000	39,321.87
	LOW		31,702	2,837	2,837	-4.04	-4.08	-57.20	-57.79			190,961	2.28
AVERAGE FOR STATE													
	IN		335,718	35,499	34,723	0.63	0.56	5.91	5.25			2,701,846	46.04
AVERAGE BY REGION													
	MIDWEST		815,540	78,904	70,952	1.15	1.10	12.66	12.17			5,696,137	122.67
	NEW ENGLAND		1,777,343	173,001	143,136	0.93	0.87	9.59	9.00			10,362,122	339.97
	MID ATLANTIC		3,832,515	348,459	245,988	1.22	1.06	13.77	12.02			30,416,013	830.65
	SOUTHEAST		1,097,948	92,217	84,272	0.95	0.85	11.12	9.93			8,764,954	174.42
	SOUTHWEST		658,538	48,752	42,347	0.46	0.42	6.43	5.92			3,264,464	70.55
	WEST		15,508,908	1,153,954	945,290	1.36	1.15	18.31	15.52			51,056,960	2,481.74
AVERAGE BY EXCHANGE													
	NYSE		33,637,369	2,544,672	1,977,943	1.34	1.18	18.05	15.84			134,722,378	5,714.64
	AMEX		767,977	64,508	59,063	0.75	0.69	8.86	8.13			4,616,231	120.01
	NASDAQ		1,098,618	111,441	101,093	1.03	0.85	10.35	8.52			9,245,551	204.40
	OTC		163,700	16,048	15,897	0.77	0.77	7.62	7.57			1,217,745	20.68
	Pink Sheets		119,337	12,921	12,893	0.77	0.71	8.15	7.52			743,687	14.64

EXHIBIT 32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

					PRICES AND CHANGE FROM IPO DATE					
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	10.00	11.00	10.00	11.13	11.30	11.51	15.10
CCFC	CCSB Financial Corp.	MO	01/09/03	10.00	12.00	20.00	12.31	23.10	12.50	25.00
WAYN	Wayne Savings Bancshares	OH	01/09/03	10.00	11.20	12.00	11.21	12.10	11.15	11.50
PFS	Provident Financial Services	NJ	01/16/03	10.00	15.50	55.00	15.52	55.20	15.15	51.50
FNFG	First Niagara Finl Group	NY	01/21/03	10.00	11.27	12.70	11.34	13.40	11.26	12.60
RFBK	Rantoul First Bank SB	IL	04/02/03	10.00	11.51	15.10	12.00	20.00	12.35	23.50
CFBC	Community First Bancorp Inc.	KY	06/27/03	10.00	12.00	20.00	12.03	20.30	12.05	20.50
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	10.00	12.39	23.90	12.50	25.00	14.00	40.00
ASBH	ASB Holding Co (MHC)	NJ	10/03/03	10.00	16.20	62.00	17.10	71.00	16.85	68.50
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	10/21/03	8.00	13.10	63.75	12.35	54.38	12.85	60.63
RPFG	Rainier Pacific Finl Group Inc	WA	10/21/03	10.00	16.99	69.90	16.52	65.20	16.10	61.00
BKMU	Bank Mutual Corp.	WI	10/30/03	10.00	11.78	17.80	11.94	19.40	11.54	15.40
KNBT	KNBT Bancorp Inc.	PA	11/03/03	10.00	16.88	68.80	16.82	68.20	16.97	69.70
CHEV	Cheviot Financial (MHC)	OH	01/06/04	10.00	13.32	33.20	13.47	34.70	13.30	33.00
PBCP	Provident Bancorp Inc.	NY	01/15/04	10.00	11.50	15.00	11.38	13.80	11.51	15.10
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	10.00	10.90	9.00	10.88	8.80	10.79	7.90
		AVERAGE				31.76		32.24		33.18
		MEDIAN				20.00		21.70		24.25
		HIGH				69.90		71.00		69.70
		LOW				9.00		8.80		7.90

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF DEARBORN SAVINGS ASSOCIATION

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NEBS	New England Bancshares (MHC)	CT	OTC BB	20.150	21.800	14.500	4.13	4.40	11.97	88.25	0.00	57.57	168.34	22.83	65.00
PBCT	People's Bank (MHC)	CT	NASDAQ	44.950	47.050	24.250	15.91	38.31	16.16	188.25	1.56	43.64	278.16	23.88	43.22
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	40.000	40.540	25.720	0.33	19.76	12.81	52.67	1.00	173.91	312.26	75.95	222.22
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	16.000	17.250	9.255	-5.88	21.67	6.00	28.15	0.59	50.00	266.67	56.83	50.00
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	27.000	27.150	17.500	2.27	14.89	13.90	99.33	0.00	45.00	194.24	27.18	45.00
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	19.510	20.000	11.900	14.63	19.99	10.32	134.82	0.30	45.37	189.05	14.47	139.36
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	29.000	29.750	14.000	11.54	31.82	9.69	100.09	0.50	53.70	299.28	28.98	53.70
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	36.900	39.577	27.760	-5.12	6.13	13.45	114.23	2.28	97.11	274.35	32.30	97.11
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	22.000	22.500	12.600	0.00	23.94	12.59	66.16	0.20	27.16	174.74	33.25	29.33
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	31.250	32.000	17.000	0.81	21.36	14.97	184.10	0.00	27.65	208.75	16.97	28.94
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	37.000	37.500	23.490	0.00	8.82	18.07	160.15	0.20	56.06	204.76	23.10	61.67
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	24.400	25.500	15.270	-2.40	1.88	12.50	79.62	0.20	67.78	195.20	30.65	73.94
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	20.000	22.680	12.670	0.96	12.04	7.51	111.93	0.50	111.11	266.31	17.87	NA
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	24.750	25.000	14.750	-1.00	11.99	13.16	139.25	0.50	39.29	188.07	17.77	41.95
LBTME	Liberty Savings Bank (MHC)	MO	OTC BB	28.750	30.500	18.090	0.91	19.79	14.61	147.81	0.80	59.90	196.78	19.45	89.84
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	38.750	39.000	22.000	1.31	10.71	20.04	171.41	0.61	22.40	193.36	22.61	23.77
ASFE	AF Financial Group (MHC)	NC	OTC BB	21.000	23.000	14.500	-8.70	12.00	11.80	182.82	0.20	NM	177.97	11.49	NM
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	25.000	26.000	15.500	8.70	19.05	13.73	74.61	0.54	26.04	182.08	33.51	28.74
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	17.000	20.000	12.500	-2.30	0.59	6.79	71.07	0.00	NA	250.37	23.92	NA
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	38.910	40.380	18.640	-2.75	8.84	7.33	89.73	0.57	35.05	530.83	43.37	37.78
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	29.000	30.000	19.750	7.41	26.09	17.20	205.61	0.00	22.48	168.60	14.10	22.48
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	44.000	45.000	24.000	15.79	41.94	21.66	122.67	0.68	74.58	203.14	35.87	74.58
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	12.000	16.000	11.800	-5.14	-7.69	NA	NA	0.00	NA	NA	NA	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	13.550	13.900	9.700	0.00	13.87	7.82	41.61	0.26	43.71	173.27	32.56	48.39
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	34.250	35.750	19.000	-3.17	3.60	14.65	133.07	0.76	28.54	233.79	25.74	28.78
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	15.980	18.600	12.667	11.85	2.00	6.83	56.04	0.37	38.98	233.97	28.51	47.00
PRTR	Partners Trust Financial (MHC)	NY	NASDAQ	35.440	41.490	16.360	-8.52	24.93	12.35	90.54	0.39	34.75	286.96	39.14	34.75
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	19.180	20.999	13.685	-4.10	7.15	8.79	118.15	0.40	28.63	218.20	16.23	36.88
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	33.000	36.000	16.673	4.80	15.79	8.55	61.13	0.29	91.67	385.96	53.98	70.21
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	13.350	13.750	13.000	1.60	NA	NA	NA	0.00	NA	NA	NA	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	33.850	34.500	19.000	-0.44	16.72	15.65	68.56	1.00	54.60	216.29	49.37	54.60
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	38.000	40.410	22.350	4.11	26.67	10.21	108.79	0.36	60.32	372.18	34.93	60.32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	25.340	26.670	15.100	10.17	17.31	10.25	120.88	0.38	27.54	247.22	20.96	29.47
SKBO	Skibo Financial Corp. (MHC)	PA	NASDAQ	16.950	18.880	12.000	0.06	-0.41	7.40	49.56	0.37	211.88	229.05	34.20	211.88
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			27.241	28.798	16.676	1.99	15.03	12.15	108.16	0.47	58.55	241.26	30.06	63.82
	MEDIAN			25.340	26.670	15.270	0.33	14.38	12.35	104.44	0.37	45.00	216.29	27.18	47.70
	HIGH			44.950	47.050	27.760	15.91	41.94	21.66	205.61	2.28	211.88	530.83	75.95	222.22
	LOW			12.000	13.750	9.255	-8.70	-7.69	6.00	28.15	0.00	22.40	168.34	11.49	22.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 35

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NEBS	New England Bancshares (MHC)	CT	199,232	27,025	24,960	0.39	0.35	2.93	2.60	06/04/02	OTC BB	2,257,651	45.49
PBCT	People's Bank (MHC)	CT	11,671,500	1,002,000	888,600	0.54	0.54	6.63	6.67	07/06/88	NASDAQ	62,000,000	2,786.90
CHFN	Charter Financial Corp. (MHC)	GA	1,030,716	248,743	242,632	0.43	0.34	1.80	1.43	10/17/01	NASDAQ	19,569,676	782.79
WCFB	Webster City Fed Bncp (MHC)	IA	106,199	22,632	22,517	1.16	1.15	5.42	5.39	08/15/94	NASDAQ	3,772,372	60.36
AJSB	AJS Bancorp Inc. (MHC)	IL	238,384	33,351	33,351	0.58	0.58	4.15	4.15	12/27/01	OTC BB	2,400,000	64.80
JXSB	Jacksonville Bancorp (MHC)	IL	261,816	20,033	16,947	0.33	0.10	4.18	1.33	04/21/95	NASDAQ	1,942,004	37.89
MSVB	Mid-Southern Savings Bank(MHC)	IN	145,796	14,122	14,122	NA	NA	NA	NA	04/09/98	OTC BB	1,456,720	42.24
CFFN	Capitol Federal Finl (MHC)	KS	8,383,441	957,323	957,323	0.32	0.32	2.80	2.80	04/01/99	NASDAQ	73,393,298	2,708.74
MDNB	Minden Bancorp Inc (MHC)	LA	96,247	18,321	18,321	1.28	1.28	6.04	6.04	07/02/02	OTC BB	1,454,750	32.00
SERC	Service Bancorp Inc. (MHC)	MA	303,299	24,150	24,150	0.64	0.61	7.95	7.63	10/08/98	OTC BB	1,647,482	51.51
WFSM	Westborough Finl Services(MHC)	MA	254,052	28,668	28,668	0.41	0.38	3.62	3.36	02/16/00	OTC BB	1,586,374	58.76
WFD	Westfield Financial Inc. (MHC)	MA	795,216	124,804	124,804	0.45	0.42	2.94	2.73	12/28/01	AMEX	9,988,032	243.71
BCSB	BCSB Bankcorp Inc. (MHC)	MD	660,258	44,271	41,570	0.16	0.14	2.32	2.05	07/08/98	NASDAQ	5,898,593	117.97
ALPN	Alpena Bancshares Inc. (MHC)	MI	230,797	21,811	18,183	0.45	0.43	4.77	4.49	11/07/94	OTC BB	1,657,480	41.02
LBTME	Liberty Savings Bank (MHC)	MO	199,700	19,735	19,735	0.33	0.22	3.16	2.09	08/23/93	OTC BB	1,351,076	38.84
EBMT	Eagle Bancorp (MHC)	MT	207,364	24,247	24,247	1.01	0.96	8.65	8.20	04/05/00	OTC BB	1,209,772	47.06
ASFE	AF Financial Group (MHC)	NC	191,929	12,392	10,716	-0.08	-0.08	-1.12	-1.16	10/07/96	OTC BB	1,049,838	22.05
WAKE	Wake Forest Bancshares (MHC)	NC	85,456	15,725	15,725	1.27	1.15	7.15	6.49	04/03/96	OTC BB	1,145,296	28.63
ASBH	ASB Holding Co (MHC)	NJ	394,759	37,723	37,723	NA	NA	NA	NA	10/03/03	OTC BB	5,554,500	94.43
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	17,033,360	1,329,366	1,329,366	1.34	1.24	15.38	14.21	07/13/99	NASDAQ	189,835,997	7,386.52
ROEB	Roebling Financial Corp. (MHC)	NJ	87,488	7,319	7,319	0.63	0.63	7.61	7.61	10/02/97	OTC BB	425,500	12.34
ALMG	Alamogordo Finl Corp. (MHC)	NM	158,690	28,026	28,026	0.47	0.47	2.69	2.69	05/16/00	OTC BB	1,293,665	57.16
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	231,718	8,410	8,410	NA	NA	NA	NA	10/21/03	OTC BB	NA	27.77
GOV	Gouverneur Bancorp (MHC)	NY	94,837	17,813	17,813	0.79	0.74	4.00	3.75	03/23/99	AMEX	2,279,009	30.88
GCBC	Greene County Bncp Inc. (MHC)	NY	271,826	29,446	29,446	0.97	0.96	8.55	8.50	12/30/98	NASDAQ	2,042,738	70.04
ONFC	Oneida Financial Corp. (MHC)	NY	428,189	50,835	38,082	0.74	0.62	6.35	5.34	12/30/98	NASDAQ	7,640,166	122.09
PRTR	Partners Trust Financial (MHC)	NY	1,285,115	175,335	137,778	1.08	1.09	8.18	8.19	04/04/02	NASDAQ	14,193,806	503.16
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	287,478	21,374	16,629	0.44	0.45	5.70	5.86	11/16/95	NASDAQ	2,433,132	46.67
ROME	Rome Bancorp Inc. (MHC)	NY	261,939	36,639	36,639	0.59	0.77	4.16	5.38	10/06/99	NASDAQ	4,285,000	141.41
CHEV	Cheviot Financial (MHC)	OH	246,007	37,251	37,251	NA	NA	NA	NA	01/06/04	NASDAQ	NA	58.59
EKFC	Eureka Financial Corp (MHC)	PA	84,093	19,195	19,195	0.97	0.97	4.08	4.08	01/07/99	OTC BB	1,226,538	41.52
ALLB	Greater Delaware Valley (MHC)	PA	374,374	35,138	35,138	0.58	0.58	6.17	6.17	03/03/95	NASDAQ	3,441,383	130.77

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

		State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
			Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NWSB	Northwest Bancorp Inc. (MHC)	PA	5,776,727	490,065	345,486	0.82	0.77	11.18	10.42	11/07/94	NASDAQ	47,788,950	1,210.97
SKBO	Skibo Financial Corp. (MHC)	PA	155,691	23,252	23,252	0.18	0.18	1.24	1.24	04/04/97	NASDAQ	3,141,504	53.45
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,536,285	147,251	137,474	0.79	0.75	8.20	7.76			14,980,072	505.84
	MEDIAN		246,007	27,025	24,960	0.58	0.58	4.18	4.49			2,279,009.00	57.16
	HIGH		17,033,360	1,329,366	1,329,366	1.34	1.28	15.38	14.21			189,835,997	7,386.52
	LOW		84,093	7,319	7,319	-0.08	-0.08	-1.12	-1.16			425,500	12.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 36

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**13.55**	**2.65**	**54.22**	**78.70**	**81.35**	**6.34**	**11.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 30.00	< 15.00	25.00 - 70.00	50.00 - 90.00	60.00 - 95.00	< 30.00	7.00 - 15.00
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	9.78	3.79	48.83	78.78	82.57	24.73	11.41
FNFI	First Niles Financial Inc.	OH	10/27/98	100,033	33.92	26.15	28.68	38.77	64.91	20.49	16.62
GCFC	Central Federal Corp.	OH	12/30/98	107,011	NA	16.22	35.55	54.22	70.44	11.83	18.56
BRBI	Blue River Bancshares Inc.	IN	06/24/98	110,424	26.46	7.95	27.16	59.37	67.31	9.96	10.84
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	13.62	20.52	43.37	57.58	78.10	30.24	4.81
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	22.49	7.42	55.17	66.65	74.07	0.00	13.92
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,187	NA	0.00	63.03	84.86	84.86	1.69	22.78
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	16.33	1.43	65.70	79.34	80.77	17.46	10.93
NBSI	North Bancshares Inc.	IL	12/21/93	133,746	17.90	8.94	50.86	71.38	80.32	20.56	10.08
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,465	11.19	0.00	66.53	86.61	86.61	22.72	12.65
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	15.78	0.87	43.06	81.25	82.12	11.07	12.34
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,855	4.37	2.57	85.23	91.82	94.39	32.36	12.77
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	8.41	2.48	58.73	86.33	88.81	4.76	10.39
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	10.87	2.36	57.70	82.35	84.71	14.48	8.58
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	7.38	5.21	59.90	85.97	91.18	27.96	14.84
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	NA	1.82	44.32	83.35	85.17	22.90	7.84
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	20.80	10.47	34.94	65.27	75.73	22.92	10.43
GTPS	Great American Bancorp	IL	06/30/95	159,450	31.03	0.41	29.20	63.20	63.61	8.15	11.06
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	12.09	7.46	48.96	78.20	85.66	5.88	10.62
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	173,845	13.93	12.77	41.47	68.03	80.79	4.47	12.24
FFED	Fidelity Federal Bancorp	IN	08/31/87	175,390	10.19	23.24	29.85	57.14	80.38	22.59	7.62

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**13.55**	**2.65**	**54.22**	**78.70**	**81.35**	**6.34**	**11.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 30.00	< 15.00	25.00 - 70.00	50.00 - 90.00	60.00 - 95.00	< 30.00	7.00 - 15.00
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	208,547	23.68	0.54	52.90	70.37	70.91	27.57	17.85
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	16.31	12.09	34.44	65.30	77.40	22.34	14.23
WEFC	Wells Financial Corp.	MN	04/11/95	222,453	22.58	7.40	27.79	66.49	73.89	10.34	12.32
FBTC	First BancTrust Corp.	IL	04/19/01	226,194	22.02	25.74	16.53	47.24	72.99	15.69	11.67
NEIB	Northeast Indiana Bancorp	IN	06/28/95	227,395	14.53	8.85	41.44	71.98	80.83	33.66	11.96
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	8.91	0.12	44.10	87.30	87.43	21.70	9.17
FFWC	FFW Corp.	IN	04/05/93	242,967	28.88	11.56	32.93	54.59	66.15	24.66	9.57
RIVR	River Valley Bancorp	IN	12/20/96	245,184	18.09	0.09	31.29	76.31	76.40	19.98	9.06
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	19.37	16.83	38.23	59.56	76.39	21.36	11.17
UCBC	Union Community Bancorp	IN	12/29/97	261,577	8.19	0.22	59.58	84.58	84.79	12.98	13.58
FFHS	First Franklin Corp.	OH	01/26/88	273,402	17.72	6.02	49.56	73.13	79.14	9.40	8.71
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	28.42	3.59	35.76	61.79	65.37	10.63	10.01
STBI	Sturgis Bancorp	MI	11/10/88	288,652	16.51	0.21	42.60	74.34	74.54	20.22	9.99
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	6.49	7.73	41.36	80.59	88.33	23.72	8.82
LARL	Laurel Capital Group Inc.	PA	02/20/87	302,725	38.24	3.43	47.28	53.28	56.72	7.14	8.97
FFBI	First Federal Bancshares Inc.	IL	09/28/00	312,363	37.59	15.88	27.77	42.58	58.46	2.56	12.99
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	26.11	23.87	37.18	42.56	66.43	27.07	7.01
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	8.01	0.56	45.59	86.94	87.50	20.31	8.68
AFBC	Advance Financial Bancorp	WV	01/02/97	322,839	6.19	7.33	43.01	81.66	89.00	10.53	6.49
PHSB	PHSB Financial Corp.	PA	12/21/01	339,970	18.40	34.42	19.11	45.18	79.60	17.32	13.72
CFSB	Citizens First Financial Corp.	IL	05/01/96	349,515	10.95	4.16	34.69	80.05	84.20	18.30	9.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**13.55**	**2.65**	**54.22**	**78.70**	**81.35**	**6.34**	**11.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 30.00	< 15.00	25.00 - 70.00	50.00 - 90.00	60.00 - 95.00	< 30.00	7.00 - 15.00
CFSL	Chesterfield Financial Corp.	IL	05/02/01	362,388	53.35	4.23	38.60	40.98	45.21	0.00	20.45
WOFC	Western Ohio Financial Corp.	OH	07/29/94	376,318	6.54	3.02	51.13	86.21	89.23	26.24	11.56
FCAP	First Capital Inc.	IN	01/04/99	399,012	17.17	3.79	47.89	73.81	77.60	13.39	10.88

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $350,000,000

					OPERATING PERFORMANCE					ASSET QUALITY (1)		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**1.03**	**9.12**	**3.35**	**2.23**	**0.66**	**0.77**	**0.07**	**0.41**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 350,000	0.75 - 1.30	6.00 - 15.00	2.70 - 4.25	1.50 - 2.75	< 1.25	< 1.50	< 0.50	> 0.35
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	0.60	5.49	5.18	4.12	0.49	2.44	1.33	0.62
FNFI	First Niles Financial Inc.	OH	10/27/98	100,033	0.93	5.42	3.15	1.81	0.04	1.00	0.00	0.76
GCFC	Central Federal Corp.	OH	12/30/98	107,011	-1.36	-7.68	1.97	4.31	0.82	NA	0.17	0.39
BRBI	Blue River Bancshares Inc.	IN	06/24/98	110,424	-1.26	-11.26	3.03	3.79	0.35	3.63	1.66	0.99
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	-4.08	-57.79	1.32	4.18	0.29	7.21	1.61	1.96
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	1.51	10.67	4.75	2.46	0.38	0.35	0.04	0.76
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,187	0.71	3.10	3.28	2.31	0.36	NA	0.15	NA
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	0.78	7.33	3.11	2.24	0.43	0.85	0.00	0.48
NBSI	North Bancshares Inc.	IL	12/21/93	133,746	0.24	2.35	2.54	2.43	0.34	0.00	0.00	0.26
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,465	0.64	5.22	3.16	2.16	0.09	1.62	0.08	0.56
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	0.70	5.61	2.89	2.44	0.68	0.72	0.00	0.57
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,855	0.77	5.88	2.44	1.29	0.04	0.79	0.00	0.06
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	1.03	10.21	3.10	1.55	0.14	1.08	0.03	0.42
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	0.79	9.85	3.23	2.65	1.01	1.13	0.04	0.41
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	1.29	8.70	4.15	2.54	0.62	1.48	0.04	0.38
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	0.42	5.44	3.20	2.23	0.16	NA	0.02	0.66
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	0.85	8.19	2.79	1.55	0.24	0.97	0.00	1.12
GTPS	Great American Bancorp	IL	06/30/95	159,450	0.88	8.26	3.64	3.79	1.90	0.01	0.10	0.75
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	1.26	11.84	3.91	2.41	0.41	1.00	0.00	0.69

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $350,000,000

					OPERATING PERFORMANCE					ASSET QUALITY (1)		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**1.03**	**9.12**	**3.35**	**2.23**	**0.66**	**0.77**	**0.07**	**0.41**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 350,000	0.75 - 1.30	6.00 - 15.00	2.70 - 4.25	1.50 - 2.75	< 1.25	< 1.50	< 0.50	> 0.35
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	173,845	0.69	5.44	2.74	2.29	0.48	0.65	0.00	0.58
FFED	Fidelity Federal Bancorp	IN	08/31/87	175,390	-0.01	-0.12	2.15	4.48	2.36	0.87	0.12	0.42
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	208,547	0.49	2.74	3.20	3.32	1.56	2.57	1.16	1.18
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	0.74	4.69	3.41	3.06	1.17	0.22	0.00	0.49
WEFC	Wells Financial Corp.	MN	04/11/95	222,453	1.78	15.24	3.18	4.23	4.11	0.64	0.09	0.41
FBTC	First BancTrust Corp.	IL	04/19/01	226,194	0.86	7.05	3.63	3.46	1.70	NA	0.02	0.94
NEIB	Northeast Indiana Bancorp	IN	06/28/95	227,395	0.86	7.18	2.78	2.24	0.78	1.13	0.10	0.78
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	0.85	9.04	3.77	2.99	0.86	0.37	0.00	0.66
FFWC	FFW Corp.	IN	04/05/93	242,967	1.00	10.15	2.85	2.07	1.05	1.33	0.32	1.09
RIVR	River Valley Bancorp	IN	12/20/96	245,184	1.14	12.44	3.23	2.63	1.57	0.74	0.00	0.85
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	0.77	6.74	2.99	2.01	0.34	0.18	0.03	0.22
UCBC	Union Community Bancorp	IN	12/29/97	261,577	0.85	6.46	3.25	1.93	0.17	NA	0.09	0.46
FFHS	First Franklin Corp.	OH	01/26/88	273,402	0.40	4.68	2.30	2.06	0.57	1.30	0.07	0.50
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	0.83	8.47	3.21	2.39	0.80	0.66	0.24	0.42
STBI	Sturgis Bancorp	MI	11/10/88	288,652	0.96	10.10	3.22	3.24	2.22	1.60	0.26	0.94
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	1.00	11.25	3.40	2.24	0.64	0.17	0.07	0.63
LARL	Laurel Capital Group Inc.	PA	02/20/87	302,725	0.63	7.07	2.48	1.90	0.41	0.53	0.00	0.66
FFBI	First Federal Bancshares Inc.	IL	09/28/00	312,363	0.61	4.13	2.80	1.93	0.27	0.58	0.05	0.31
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	0.35	5.06	2.08	2.02	0.50	NA	0.00	0.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $350,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY (1): NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**1.03**	**9.12**	**3.35**	**2.23**	**0.66**	**0.77**	**0.07**	**0.41**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 350,000	0.75 - 1.30	6.00 - 15.00	2.70 - 4.25	1.50 - 2.75	< 1.25	< 1.50	< 0.50	> 0.35
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	0.94	11.04	3.50	2.47	1.05	1.27	0.11	0.97
AFBC	Advance Financial Bancorp	WV	01/02/97	322,839	0.70	10.94	3.11	2.19	0.58	0.75	0.20	0.46
PHSB	PHSB Financial Corp.	PA	12/21/01	339,970	0.49	3.57	2.69	2.15	0.32	0.12	0.00	0.48
CFSB	Citizens First Financial Corp.	IL	05/01/96	349,515	0.47	5.00	3.25	2.55	0.94	NA	0.91	0.88
CFSL	Chesterfield Financial Corp.	IL	05/02/01	362,388	0.62	3.08	2.85	2.48	0.74	0.06	0.00	0.36
WOFC	Western Ohio Financial Corp.	OH	07/29/94	376,318	0.68	5.46	2.75	2.62	0.98	0.41	0.08	0.46
FCAP	First Capital Inc.	IN	01/04/99	399,012	0.94	8.43	3.58	2.22	0.57	1.31	0.07	0.64

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**13.55**	**2.65**	**54.22**	**78.70**	**81.35**	**6.34**	**11.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 30.00	< 15.00	25.00 - 70.00	50.00 - 90.00	60.00 - 95.00	< 30.00	7.00 - 15.00
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	16.33	1.43	65.70	79.34	80.77	17.46	10.93
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	8.41	2.48	58.73	86.33	88.81	4.76	10.39
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	10.87	2.36	57.70	82.35	84.71	14.48	8.58
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	7.38	5.21	59.90	85.97	91.18	27.96	14.84
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	20.80	10.47	34.94	65.27	75.73	22.92	10.43
FFWC	FFW Corp.	IN	04/05/93	242,967	28.88	11.56	32.93	54.59	66.15	24.66	9.57
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	28.42	3.59	35.76	61.79	65.37	10.63	10.01
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	6.49	7.73	41.36	80.59	88.33	23.72	8.82
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	8.01	0.56	45.59	86.94	87.50	20.31	8.68
FCAP	First Capital Inc.	IN	01/04/99	399,012	17.17	3.79	47.89	73.81	77.60	13.39	10.88
		AVERAGE		225,085	15.28	4.92	48.05	75.70	80.62	18.03	10.31
		MEDIAN		199,896	13.60	3.69	46.74	79.97	82.74	18.88	10.20
		HIGH		399,012	28.88	11.56	65.70	86.94	91.18	27.96	14.84
		LOW		120,999	6.49	0.56	32.93	54.59	65.37	4.76	8.58

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	DSA FINANCIAL CORPORATION		**10/22/93**	**78,820**	**1.03**	**9.12**	**3.35**	**2.23**	**0.66**	**0.77**	**0.08**	**0.41**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	0.75 - 1.30	6.00 - 15.00	2.70 - 4.25	1.50 - 2.75	< 1.25	< 1.50	< 0.50	> 0.35
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	0.78	7.33	3.11	2.24	0.43	0.85	0.00	0.48
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	1.03	10.21	3.10	1.55	0.14	1.08	0.03	0.42
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	0.79	9.85	3.23	2.65	1.01	1.13	0.04	0.41
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	1.29	8.70	4.15	2.54	0.62	1.48	0.04	0.38
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	0.85	8.19	2.79	1.55	0.24	0.97	0.00	1.12
FFWC	FFW Corp.	IN	04/05/93	242,967	1.00	10.15	2.85	2.07	1.05	1.33	0.32	1.09
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	0.83	8.47	3.21	2.39	0.80	0.66	0.24	0.42
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	1.00	11.25	3.40	2.24	0.64	0.17	0.07	0.63
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	0.94	11.04	3.50	2.47	1.05	1.27	0.11	0.97
FCAP	First Capital Inc.	IN	01/04/99	399,012	0.94	8.43	3.58	2.22	0.57	1.31	0.07	0.64
	AVERAGE			225,085	0.95	9.36	3.29	2.19	0.65	1.03	0.09	0.66
	MEDIAN			199,896	0.94	9.28	3.22	2.24	0.63	1.11	0.05	0.56
	HIGH			399,012	1.29	11.25	4.15	2.65	1.05	1.48	0.32	1.12
	LOW			120,999	0.78	7.33	2.79	1.55	0.14	0.17	0.00	0.38

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 40

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	DSA FINANCIAL CORPORATION	**Lawrenceburg**	**IN**	**2**	**-**	**10/22/93**	**78,820**	**77,062**	**62,029**	**241**	**63,359**	**9,090**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	NASDAQ	04/01/96	145,965	132,180	120,209	0	108,334	12,520
CKFB	CKF Bancorp, Inc.	Danville	KY	3	NASDAQ	01/04/95	144,984	136,103	125,160	1,100	121,689	15,068
CIBI	Community Investors Bancorp, Inc.	Bucyrus	OH	3	NASDAQ	02/07/95	120,999	115,567	96,004	0	86,105	13,228
FFWC	FFW Corporation	Wabash	IN	4	NASDAQ	04/05/93	242,967	220,226	132,645	975	158,251	23,246
FBSI	First Bancshares, Inc.	Mountain Grove	MO	10	NASDAQ	12/22/93	274,302	245,700	169,480	515	216,767	27,452
FCAP	First Capital, Inc.	Corydon	IN	12	NASDAQ	01/04/99	399,012	370,779	294,524	6,013	299,646	43,410
HLFC	Home Loan Financial Corporation	Coshocton	OH	3	NASDAQ	03/26/98	149,635	143,544	128,648	0	84,323	22,205
LOGN	Logansport Financial Corp.	Logansport	IN	1	NASDAQ	06/14/95	156,824	144,624	102,353	0	103,757	16,356
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	02/03/95	319,272	296,418	277,566	0	225,485	27,727
SMBC	Southern Missouri Bancorp, Inc.	Poplar Bluff	MO	8	NASDAQ	04/13/94	296,886	271,056	239,267	2,986	199,369	26,189
	Average			5.2			225,085	207,620	168,586	1,159	160,373	22,740
	Median			3.5			199,896	182,425	130,647	258	139,970	22,726
	High			12.0			399,012	370,779	294,524	6,013	299,646	43,410
	Low			1.0			120,999	115,567	96,004	0	84,323	12,520

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 41

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
		As a Percent of Total Assets											
SUBJECT													
DSA FINANCIAL CORPORATION	**78,820**	**13.55**	**2.65**	**78.70**	**0.41**	**0.08**	**0.31**	**4.99**	**25.50**	**0.77**	**97.77**	**86.98**	**0.31**
COMPARABLE GROUP													
AMFC AMB Financial Corp.	145,965	10.87	2.36	82.35	0.41	0.04	0.00	4.79	19.18	1.13	91.87	89.07	0.00
CKFB CKF Bancorp Inc.	144,984	8.41	2.48	86.33	0.42	0.03	0.76	2.02	20.31	1.08	95.52	88.12	0.00
CIBI Community Investors Bancorp	120,999	16.33	1.43	79.34	0.48	0.00	0.00	2.86	5.34	0.85	97.96	89.28	0.00
FFWC FFW Corp.	242,967	28.88	11.56	54.59	1.09	0.32	0.40	4.00	10.70	1.33	92.97	84.12	0.26
FBSI First Bancshares Inc.	274,302	28.42	3.59	61.79	0.42	0.24	0.19	5.85	19.26	0.66	91.41	88.59	0.00
FCAP First Capital Inc.	399,012	17.17	3.79	73.81	0.64	0.07	1.51	3.65	16.96	1.31	87.12	78.17	0.01
HLFC Home Loan Financial Corp.	149,635	7.38	5.21	85.97	0.38	0.04	0.00	1.43	12.60	1.48	96.39	80.09	0.00
LOGN Logansport Financial Corp.	156,824	20.80	10.47	65.27	1.12	0.00	0.00	2.83	14.95	0.97	93.88	83.78	0.03
LSBI LSB Financial Corp.	319,272	8.01	0.56	86.94	0.97	0.11	0.00	4.49	34.33	1.27	94.26	91.21	0.00
SMBC Southern Missouri Bancorp Inc.	296,886	6.49	7.73	80.59	0.63	0.07	1.01	4.09	18.77	0.17	90.79	85.43	0.00
Average	225,085	15.28	4.92	75.70	0.66	0.09	0.39	3.60	17.24	1.02	93.22	85.79	0.03
Median	199,896	13.60	3.69	79.97	0.56	0.05	0.09	3.82	17.86	1.11	93.43	86.78	0.00
High	399,012	28.88	11.56	86.94	1.12	0.32	1.51	5.85	34.33	1.48	97.96	91.21	0.26
Low	120,999	6.49	0.56	54.59	0.38	0.00	0.00	1.43	5.34	0.17	87.12	78.17	0.00
ALL THRIFTS (234)													
Average	3,214,403	15.73	13.00	66.87	0.65	0.12	0.49	3.53	19.85	0.74	91.81	83.26	0.16
MIDWEST THRIFTS (95)													
Average	785,818	15.69	8.25	71.43	0.63	0.17	0.38	3.78	18.36	1.00	93.12	84.82	0.19
INDIANA THRIFTS (24)													
Average	329,486	15.29	6.94	72.22	0.77	0.27	0.22	4.51	17.34	1.51	93.37	85.55	0.12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets											
SUBJECT															
DSA FINANCIAL CORPORATION		**69,729**	**9,091**	**80.38**	**6.34**	**1.74**	**0.00**	**11.53**	**(0.02)**	**9.03**	**11.53**	**11.51**	**11.55**	**11.55**	**20.00**
COMPARABLE GROUP															
AMFC	AMB Financial Corp.	133,445	12,520	74.22	14.48	2.73	0.00	8.58	0.00	4.65	8.58	8.58	NA	8.78	15.01
CKFB	CKF Bancorp Inc.	129,916	15,068	83.93	4.76	0.92	0.00	10.39	0.00	5.98	10.39	9.71	NA	NA	14.78
CIBI	Community Investors Bancorp	107,771	13,228	71.16	17.46	0.45	0.00	10.93	0.02	6.57	10.93	10.93	NA	NA	18.64
FFWC	FFW Corp.	219,721	23,246	65.13	24.66	0.64	0.00	9.57	(0.07)	6.24	9.57	9.20	7.92	8.05	14.27
FBSI	First Bancshares Inc.	246,850	27,452	79.02	10.63	0.34	0.00	10.01	0.02	5.53	10.01	9.84	7.71	7.80	13.44
FCAP	First Capital Inc.	355,602	43,410	75.10	13.39	0.64	0.00	10.88	0.09	5.36	10.88	9.52	9.07	9.22	15.10
HLFC	Home Loan Financial Corp.	127,430	22,205	56.35	27.96	0.85	0.00	14.84	0.17	3.30	14.84	14.84	10.96	10.90	17.54
LOGN	Logansport Financial Corp.	140,468	16,356	66.16	22.92	0.49	0.00	10.43	0.07	5.05	10.43	10.43	10.87	10.88	18.47
LSBI	LSB Financial Corp.	291,545	27,727	70.62	20.31	0.38	0.00	8.68	0.00	5.96	8.68	8.68	NA	NA	12.66
SMBC	Southern Missouri Bancorp Inc.	270,697	26,189	67.15	23.72	0.30	0.00	8.82	0.03	5.03	8.82	7.89	7.51	7.76	11.71
	Average	202,345	22,740	70.89	18.03	0.77	0.00	10.31	0.03	5.37	10.31	9.96	9.00	9.06	15.16
	Median	180,095	22,726	70.89	18.88	0.56	0.00	10.20	0.02	5.45	10.20	9.62	8.49	8.78	14.90
	High	355,602	43,410	83.93	27.96	2.73	0.00	14.84	0.17	6.57	14.84	14.84	10.96	10.90	18.64
	Low	107,771	12,520	56.35	4.76	0.30	0.00	8.58	(0.07)	3.30	8.58	7.89	7.51	7.76	11.71
ALL THRIFTS (234)															
	Average	2,955,055	256,903	58.41	29.76	3.77	0.01	7.98	0.05	1.71	7.99	8.43	7.99	7.84	12.28
MIDWEST THRIFTS (95)															
	Average	714,871	70,918	63.54	24.06	3.37	0.00	9.02	(0.09)	3.83	9.02	6.41	6.17	6.41	13.30
INDIANA THRIFTS (24)															
	Average	294,172	35,310	68.51	19.54	1.23	0.00	10.72	0.04	5.15	10.72	9.32	9.45	9.32	16.59

:ELLER & COMPANY
ublin, Ohio
14-766-1426

EXHIBIT 43

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
;UBJECT																
DSA FINANCIAL CORPORATION	**4,351**	**1,787**	**2,564**	**12**	**297**	**517**	**0**	**0**	**1,749**	**0**	**1,320**	**514**	**806**	**0**	**806**	**806**
:OMPARABLE GROUP																
AMFC AMB Financial Corp.	8,235	3,903	4,332	214	(122)	1,526	0	(24)	4,012	0	1,753	571	1,182	0	1,182	1,202
CKFB CKF Bancorp Inc.	8,143	3,843	4,300	90	0	200	0	0	2,220	0	2,190	710	1,480	0	1,480	1,480
CIBI Community Investors Bancorp	6,653	2,953	3,700	65	107	522	0	9	2,729	0	1,428	483	945	0	945	945
FFWC FFW Corp.	12,902	6,555	6,347	1,230	814	2,498	37	0	4,938	0	2,706	305	2,401	0	2,401	2,382
FBSI First Bancshares Inc.	14,415	6,307	8,108	378	157	2,138	69	(5)	6,437	0	3,588	1,242	2,346	0	2,346	2,244
FCAP First Capital Inc.	20,599	8,618	11,981	750	83	2,091	0	0	8,074	0	5,317	1,858	3,459	0	3,459	3,414
HLFC Home Loan Financial Corp.	9,598	3,778	5,820	140	186	906	0	0	3,722	0	2,864	976	1,888	0	1,888	1,888
LOGN Logansport Financial Corp.	8,602	4,492	4,110	360	404	375	0	0	2,373	0	2,038	552	1,486	0	1,486	1,300
LSBI LSB Financial Corp.	19,070	8,529	10,541	1,225	1,810	3,307	0	0	7,742	0	4,881	1,932	2,949	0	2,949	2,949
SMBC Southern Missouri Bancorp Inc.	15,678	6,633	9,045	235	0	1,807	256	0	6,306	0	4,311	1,485	2,826	0	2,826	2,826
Average	12,390	5,561	6,828	469	344	1,537	36	(2)	4,855	0	3,108	1,011	2,096	0	2,096	2,063
Median	11,250	5,400	6,084	298	132	1,667	0	0	4,475	0	2,785	843	2,117	0	2,117	2,066
High	20,599	8,618	11,981	1,230	1,810	3,307	256	9	8,074	0	5,317	1,932	3,459	0	3,459	3,414
Low	6,653	2,953	3,700	65	(122)	200	0	(24)	2,220	0	1,428	305	945	0	945	945
\LL THRIFTS (234)																
Average	158,821	67,055	91,766	5,850	26,604	43,910	910	(102)	73,556	248	64,916	23,517	41,292	193	41,486	35,855
/IDWEST THRIFTS (95)																
Average	41,939	20,758	21,181	1,543	8,658	12,430	151	(14)	18,746	45	13,944	4,775	9,168	(21)	9,146	8,719
NDIANA THRIFTS (24)																
Average	17,991	8,699	9,292	1,154	844	2,642	21	49	7,958	60	3,172	1,009	2,163	(61)	2,103	1,643

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 44

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
DSA FINANCIAL CORPORATION	**5.60**	**2.28**	**3.28**	**0.02**	**0.38**	**0.66**	**0.00**	**0.00**	**2.23**	**0.00**	**1.69**	**0.66**	**1.03**	**0.00**	**1.03**	**1.03**
COMPARABLE GROUP																
AMFC AMB Financial Corp.	5.44	2.58	2.86	0.14	(0.08)	1.01	0.00	(0.02)	2.65	0.00	1.16	0.38	0.78	0.00	0.78	0.79
CKFB CKF Bancorp Inc.	5.67	2.67	2.99	0.06	0.00	0.14	0.00	0.00	1.55	0.00	1.52	0.49	1.03	0.00	1.03	1.03
CIBI Community Investors Bancorp	5.46	2.42	3.03	0.05	0.09	0.43	0.00	0.01	2.24	0.00	1.17	0.40	0.78	0.00	0.78	0.78
FFWC FFW Corp.	5.41	2.75	2.66	0.52	0.34	1.05	0.02	0.00	2.07	0.00	1.13	0.13	1.01	0.00	1.01	1.00
FBSI First Bancshares Inc.	5.36	2.35	3.02	0.14	0.06	0.80	0.03	(0.00)	2.39	0.00	1.33	0.46	0.87	0.00	0.87	0.83
FCAP First Capital Inc.	5.66	2.37	3.29	0.21	0.02	0.57	0.00	0.00	2.22	0.00	1.46	0.51	0.95	0.00	0.95	0.94
HLFC Home Loan Financial Corp.	6.54	2.57	3.96	0.10	0.13	0.62	0.00	0.00	2.54	0.00	1.95	0.66	1.29	0.00	1.29	1.29
LOGN Logansport Financial Corp.	5.61	2.93	2.68	0.23	0.26	0.24	0.00	0.00	1.55	0.00	1.33	0.36	0.97	0.00	0.97	0.85
LSBI LSB Financial Corp.	6.07	2.72	3.36	0.39	0.58	1.05	0.00	0.00	2.47	0.00	1.55	0.62	0.94	0.00	0.94	0.94
SMBC Southern Missouri Bancorp Inc.	5.56	2.35	3.21	0.08	0.00	0.64	0.09	0.00	2.24	0.00	1.53	0.53	1.00	0.00	1.00	1.00
Average	5.68	2.57	3.11	0.19	0.14	0.65	0.01	(0.00)	2.19	0.00	1.41	0.45	0.96	0.00	0.96	0.94
Median	5.58	2.57	3.03	0.14	0.07	0.63	0.00	0.00	2.24	0.00	1.40	0.48	0.96	0.00	0.96	0.94
High	6.54	2.93	3.96	0.52	0.58	1.05	0.09	0.01	2.65	0.00	1.95	0.66	1.29	0.00	1.29	1.29
Low	5.36	2.35	2.66	0.05	(0.08)	0.14	0.00	(0.02)	1.55	0.00	1.13	0.13	0.78	0.00	0.78	0.78
ALL THRIFTS (234)																
Average	5.02	2.12	2.90	0.18	0.79	1.39	0.03	(0.00)	2.33	0.01	2.05	0.74	1.31	0.01	1.31	1.10
MIDWEST THRIFTS (95)																
Average	5.39	2.67	2.72	0.20	1.08	1.60	0.02	(0.00)	2.41	0.01	1.79	0.61	1.18	(0.00)	1.18	1.10
INDIANA THRIFTS (24)																
Average	5.47	2.64	2.82	0.35	0.25	0.80	0.01	0.01	2.42	0.02	0.96	0.31	0.66	(0.02)	0.64	0.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 45

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
DSA FINANCIAL CORPORATION		**5.68**	**2.62**	**3.06**	**3.35**	**1.03**	**1.03**	**9.10**	**9.10**
COMPARABLE GROUP									
AMFC	AMB Financial Corp.	6.14	3.00	3.14	3.23	0.78	0.79	9.69	9.85
CKFB	CKF Bancorp Inc.	5.88	3.01	2.87	3.10	1.03	1.03	10.21	10.21
CIBI	Community Investors Bancorp	5.60	2.72	2.88	3.11	0.78	0.78	7.33	7.33
FFWC	FFW Corp.	5.79	3.25	2.54	2.85	1.01	1.00	10.23	10.15
FBSI	First Bancshares Inc.	5.71	2.61	3.10	3.21	0.87	0.83	8.86	8.47
FCAP	First Capital Inc.	6.15	2.86	3.29	3.58	0.95	0.94	8.54	8.43
HLFC	Home Loan Financial Corp.	6.84	3.20	3.64	4.15	1.29	1.29	8.70	8.70
LOGN	Logansport Financial Corp.	5.84	3.42	2.42	2.79	0.97	0.85	9.37	8.19
LSBI	LSB Financial Corp.	6.34	2.93	3.41	3.50	0.94	0.94	11.04	11.04
SMBC	Southern Missouri Bancorp Inc.	5.89	2.69	3.20	3.40	1.00	1.00	11.25	11.25
	Average	6.02	2.97	3.05	3.29	0.96	0.95	9.52	9.36
	Median	5.89	2.97	3.12	3.22	0.96	0.94	9.53	9.28
	High	6.84	3.42	3.64	4.15	1.29	1.29	11.25	11.25
	Low	5.60	2.61	2.42	2.79	0.78	0.78	7.33	7.33
ALL THRIFTS (234)									
	Average	5.52	2.50	3.02	3.19	1.31	1.10	16.31	13.67
MIDWEST THRIFTS (95)									
	Average	5.78	3.03	2.74	2.92	1.18	1.10	13.23	12.34
INDIANA THRIFTS (24)									
	Average	5.80	3.01	2.79	3.00	0.64	0.48	5.97	4.47

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 46

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD					
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT											
DSA FINANCIAL CORPORATION		**0.00**	**0.12**	**1.20**	**21.84**	**0.51**	**53.47**	**< 0.01**	**600.00**	**38.90**	**4,379**
COMPARABLE GROUP											
AMFC	AMB Financial Corp.	0	0.21	1.41	16.61	0.50	36.36	0.02	871.43	32.57	NA
CKFB	CKF Bancorp Inc.	0	0.48	3.00	40.74	0.49	38.75	0.04	195.65	32.42	NA
CIBI	Community Investors Bancorp	0	0.34	2.00	38.37	0.61	57.28	0.02	406.25	33.82	NA
FFWC	FFW Corp.	0	0.63	2.51	34.64	1.96	81.82	0.91	103.27	11.27	3,983
FBSI	First Bancshares Inc.	0	0.16	0.78	11.35	0.68	63.30	0.11	190.91	34.62	NA
FCAP	First Capital Inc.	0	0.58	2.58	41.54	0.86	48.72	0.14	200.53	34.94	2,891
HLFC	Home Loan Financial Corp.	0	0.81	3.95	65.00	0.44	19.28	0.06	186.67	34.08	NA
LOGN	Logansport Financial Corp.	0	0.56	2.57	33.33	1.68	115.58	0.06	537.31	27.09	6,818
LSBI	LSB Financial Corp.	0	0.52	2.09	23.36	1.11	76.16	0.04	995.93	39.58	NA
SMBC	Southern Missouri Bancorp Inc.	0	0.34	2.35	26.89	0.78	381.43	0.04	286.59	34.45	3,299
	Average	0	0.46	2.32	33.18	0.91	91.87	0.14	397.45	31.48	4,248
	Median	0	0.50	2.43	33.99	0.73	60.29	0.05	243.56	33.95	3,641
	High	0	0.81	3.95	65.00	1.96	381.43	0.91	995.93	39.58	6,818
	Low	0	0.16	0.78	11.35	0.44	19.28	0.02	103.27	11.27	2,891
ALL THRIFTS (234)	Average	176.94	0.43	1.83	36.78	1.03	155.28	0.23	192.50	31.73	4,418
MIDWEST THRIFTS (95)	Average	0.00	0.46	2.15	37.93	0.91	100.66	0.26	216.78	32.33	3,853
INDIANA THRIFTS (24)	Average	0.00	0.46	2.17	40.43	1.10	79.31	0.49	194.93	31.69	3,846

EXHIBIT 47

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Dearborn Savings Association/DSA Financial Corporation
Stock Prices as of February 27, 2004

Valuation assumptions:

	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		17.01	15.04	14.52	22.60	17.27
Post conv. price to book value	P/B		91.24%	137.03%	137.25%	164.28%	145.77%
Post conv. price to assets	P/A		16.56%	14.21%	13.09%	16.22%	15.45%
Post conv. price to core earnings	P/E		17.01	15.27	14.81	22.42	17.98
Pre conversion earnings ($)	Y	$	806,000	For the twelve months ended December 31, 2003.			
Pre conversion book value ($)	B	$	9,091,000	At December 31, 2003.			
Pre conversion assets ($)	A	$	78,820,000	At December 31, 2003.			
Pre conversion core earnings ($)		$	806,000	For the twelve months ended December 31, 2003.			
Conversion expense (%)	X		6.92%				
ESOP stock purchase (%)	E		4.13%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		10				
RRP amount (%)	M		2.06%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		38.00%				
Investment rate of return, net (%)	R		0.78%				
Investment rate of return, pretax (%)			1.25%				
Percent sold (%)	PCT		51.60%				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*PCT*((1-X-E-M)*R-(1-TAX)*E/T-(1-TAX)*M/N))}$ $ 13,905,625

2. P/B method: Value = $\frac{PB*B}{1-P/B*PCT*(1-X-E-M)}$ = $ 14,037,360

3. P/A method: Value = $\frac{P/A*A}{1-PA*PCT*(1-X-E-M)}$ = $ 14,101,180

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Offered to Public	Price Per Share	Gross Proceeds of Public Offering	Exchange Ratio	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**722,400**	**$10.00**	**$7,224,000**	**2.8886**	**1,400,000**	**$14,000,000**
Minimum - 85% of midrange	614,040	$10.00	$6,140,400	2.4553	1,190,000	$11,900,000
Maximum - 115% of midrange	830,760	$10.00	$8,307,600	3.3219	1,610,000	$16,100,000
Superrange - 115% of maximum	955,374	$10.00	$9,553,740	3.8201	1,851,500	$18,515,000

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of February 27, 2004

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
DSA FINANCIAL CORPORATION															
Value - midpoint	**14.00**	**10.00**	**0.56**	**10.68**	**17.01**	**91.24**	**16.56**	**91.21**	**17.01**	**0.48**	**4.80**	**85.94**	**17.65**	**0.92**	**5.23**
Minimum of range	11.90	10.00	0.66	11.77	14.59	82.83	14.21	82.94	14.59	0.56	5.60	84.88	16.73	0.94	5.60
Maximum of range	16.10	10.00	0.48	9.87	19.64	98.36	18.80	98.46	19.64	0.44	4.40	90.96	18.56	0.91	4.90
Superrange maximum	18.52	10.00	0.42	9.16	22.51	105.67	21.36	105.78	22.51	0.36	3.60	85.98	19.57	0.89	4.57
ALL THRIFTS (234)															
Average	569.69	24.08	1.32	15.62	22.60	164.28	16.22	175.58	22.42	0.45	1.80	42.29	8.20	1.09	13.58
Median	65.19	21.90	1.24	15.01	17.27	145.77	15.45	153.81	17.98	0.41	1.89	33.33	9.44	0.79	8.55
INDIANA THRIFTS (24)															
Average	46.04	19.59	0.84	15.41	22.66	128.66	13.55	131.23	20.25	0.44	2.14	42.57	10.57	0.56	5.25
Median	33.46	20.88	1.24	17.40	15.69	126.51	13.67	127.69	15.70	0.47	2.50	40.86	10.19	0.81	6.95
COMPARABLE GROUP (10)															
Average	31.54	20.30	1.38	14.94	15.04	137.03	14.21	143.30	15.27	0.46	2.32	33.18	10.31	0.95	9.36
Median	32.44	19.69	1.25	14.31	14.52	137.25	13.09	140.67	14.81	0.50	2.43	33.99	10.20	0.94	9.28
COMPARABLE GROUP															
AMFC AMB Financial Corp.	16.14	17.00	1.18	13.19	14.41	128.89	11.06	128.89	14.17	0.21	1.41	16.61	8.58	0.79	9.85
CKFB CKF Bancorp Inc.	23.56	16.01	1.08	10.24	14.82	156.35	16.25	168.70	14.82	0.48	3.00	40.74	10.39	1.03	10.21
CIBI Community Investors Bancorp	18.63	17.00	0.86	12.14	19.77	140.03	15.31	140.03	19.77	0.34	2.00	38.37	10.93	0.78	7.33
FFWC FFW Corp.	33.16	25.50	1.79	17.88	14.25	142.62	13.65	148.86	14.33	0.63	2.51	34.64	9.57	1.00	10.15
FBSI First Bancshares Inc.	34.36	20.63	1.41	16.47	14.63	125.23	12.53	127.63	15.28	0.16	0.78	11.35	10.01	0.83	8.47
FCAP First Capital Inc.	65.76	23.27	1.30	15.35	18.04	151.60	16.49	176.02	18.04	0.58	2.58	41.54	10.88	0.94	8.43
HLFC Home Loan Financial Corp.	31.71	18.75	1.20	13.27	15.63	141.30	20.97	141.30	15.63	0.81	3.95	65.00	14.84	1.29	8.70
LOGN Logansport Financial Corp.	19.08	21.75	1.68	18.64	12.95	116.68	12.17	116.68	14.80	0.56	2.57	33.33	10.43	0.85	8.19
LSBI LSB Financial Corp.	37.63	27.75	2.14	20.85	12.97	133.09	11.79	133.09	12.97	0.52	2.09	23.36	8.68	0.94	11.04
SMBC Southern Missouri Bancorp Inc.	35.38	15.33	1.19	11.40	12.88	134.47	11.92	151.78	12.88	0.34	2.35	26.89	8.82	1.00	11.25

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds [1]	$	6,140,400
Less: Estimated conversion expenses		485,000
Net conversion proceeds	$	5,655,400

2. Generation of Additional Income

Net conversion proceeds	$	5,655,400
Less: Proceeds not invested [2]		491,232
Total conversion proceeds invested	$	5,164,168
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	40,022
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		30,456
Less: RRP expense, net of taxes		30,456
Net earnings increase	$	-20,890

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-20,890	-20,890
After conversion	$	785,110	785,110

4. Comparative Net Worth [3]

Before conversion - 12/31/03	$	9,091,000
Net cash conversion proceeds		4,918,552
After conversion	$	14,009,552

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		4,918,552
After conversion	$	83,738,552

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 50

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds [1]	$	7,224,000
Less: Estimated conversion expenses		500,000
Net conversion proceeds	$	6,724,000

2. Generation of Additional Income

Net conversion proceeds	$	6,724,000
Less: Proceeds not invested [2]		577,920
Total conversion proceeds invested	$	6,146,080
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	47,632
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		35,831
Less: RRP expense, net of taxes		35,831
Net earnings increase	$	-24,030

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-24,030	-24,030
After conversion	$	781,970	781,970

4. Comparative Net Worth [3]

Before conversion - 12/31/03	$	9,091,000
Conversion proceeds		5,857,120
After conversion	$	14,948,120

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		5,857,120
After conversion	$	84,677,120

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds (1)	$	8,307,600
Less: Estimated conversion expenses		515,000
Net conversion proceeds	$	7,792,600

2. Generation of Additional Income

Net conversion proceeds	$	7,792,600
Less: Proceeds not invested (2)		664,608
Total conversion proceeds invested	$	7,127,992
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	55,242
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		41,206
Less: RRP expense, net of taxes		41,206
Net earnings increase	$	-27,169

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-27,169	-27,169
After conversion	$	778,831	778,831

4. Comparative Net Worth (3)

Before conversion - 12/31/03	$	9,091,000
Conversion proceeds		6,795,688
After conversion	$	15,886,688

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		6,795,688
After conversion	$	85,615,688

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the SUPERRANGE Maximum

1. Gross Conversion Proceeds

Super-maximum offering proceeds [1]	$	9,553,740
Less: Estimated conversion expenses		532,000
Net conversion proceeds	$	9,021,740

2. Generation of Additional Income

Net conversion proceeds	$	9,021,740
Less: Proceeds not invested [2]		764,299
Total conversion proceeds invested	$	8,257,441
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	63,995
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		47,387
Less: RRP expense, net of taxes		47,387
Net earnings increase	$	-30,778

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-30,778	-30,778
After conversion	$	775,222	775,222

4. Comparative Net Worth [3]

Before conversion - 12/31/03	$	9,091,000
Conversion proceeds		7,875,291
After conversion	$	16,966,291

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		7,875,291
After conversion	$	86,695,291

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Dearborn Savings		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	17.01 x		13.12%	17.14%
Price/book value	91.24 %	*	(33.41)%	(33.52)%
Price/assets	16.56 %		16.52%	26.52%
Price/tangible book value	91.21 %		(36.35)%	(35.16)%
Price/core earnings	17.01 x		11.39%	14.84%
Minimum of range:				
Price/earnings	14.59 x		(2.94)%	0.50%
Price/book value	82.83 %	*	(39.55)%	(39.65)%
Price/assets	14.21 %		(0.02)%	8.56%
Price/tangible book value	82.94 %		(42.12)%	(41.04)%
Price/core earnings	14.59 x		(4.43)%	(1.46)%
Maximum of range:				
Price/earnings	19.64 x		30.61%	35.24%
Price/book value	98.36 %	*	(28.22)%	(28.34)%
Price/assets	18.80 %		32.30%	43.66%
Price/tangible book value	98.46 %		(31.29)%	(30.00)%
Price/core earnings	19.64 x		28.61%	32.59%
Super maximum of range:				
Price/earnings	22.51 x		49.73%	55.04%
Price/book value	105.67 %	*	(22.88)%	(23.01)%
Price/assets	21.36 %		50.25%	63.15%
Price/tangible book value	105.78 %		(26.18)%	(24.80)%
Price/core earnings	22.51 x		47.44%	52.01%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a full service consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. The firm consults primarily in the areas of regulatory and compliance matters, financial analysis and strategic planning, stock valuations and appraisals, mergers and acquisitions, mutual to stock conversions, conversion/mergers and branching. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including thrifts, banks, mortgage companies and holding companies located in twenty-three states and Washington D.C., extending from Oregon to Massachusetts. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-four years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

JAMES E. CAMPBELL has over twenty-five years experience in the banking and thrift industry. He served in upper management and was involved in asset and liability management, lending policy, retail management, public policy and Community Reinvestment Act policy.

From 1969 to 1991, Mr. Campbell was employed by National City Bank of Columbus, Ohio. He was appointed Executive Vice President of the Retail Banking Group in 1984. He had management responsibility for 135 banking officers with over 1,500 associates in Central and Southern Ohio. He also managed the consumer and real estate functions of the Bank.

Mr. Campbell became Chairman, President and Chief Executive Officer of Jefferson Savings Bank, West Jefferson, Ohio in 1993 and remained with them until the bank was sold in 1997.

Mr. Campbell graduated from Stonier School of Bank, Rutgers University in 1979.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

March 5, 2004
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Dearborn Savings Association, F.A., in the amount of $28,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 5th day of March 2004.

NOTARY PUBLIC

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires 11/4/07